Form 10-K, Exhibit 13
period 2002-03-31
CITIZENS FIRST BANCORP INC
filed 2002-07-01
CIK 1127442

                                                               EXHIBIT 13

Financial HIGHLIGHTS


The selected consolidated financial and other data of Citizens First set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of Citizens First and Notes thereto presented elsewhere in this annual report.


                                                                                       AT MARCH 31, (IN THOUSANDS)
                                                          2002          2001         2000         1999        1998
                                                          ----          ----         ----         ----        ----

SELECTED CONSOLIDATED FINANCIAL DATA:
Total assets                                           $ 946,356     $855,866     $741,570     $645,756     $605,951
Cash and cash equivalents                                 57,926       53,618       45,182       16,264       21,184
Loans, net                                               735,564      672,449      568,503      590,637      548,893
Securities available-for-sale                            118,547       96,053       99,407        6,549       12,469
Deposits                                                 634,014      581,281      601,008      526,840      503,445
FHLB advances                                            151,514      114,931       70,502       54,267       41,610
Total equity                                             151,440      149,721       63,259       57,513       55,138
Real estate owned, net                                       953          282           80           75           75
Total nonperforming assets                                 2,746        2,029        1,326          939        1,436

                                                                          FOR THE YEAR ENDED MARCH 31, (IN THOUSANDS)
                                                           2002         2001         2000          1999         1998
                                                           ----         ----         ----          ----         ----

SELECTED OPERATING DATA:
Total interest income                                  $  65,467    $  60,517    $  51,928     $  49,764    $  46,222
Total interest expense                                    30,691       34,112       27,063        26,240       25,095
Net interest income                                       34,776       26,405       24,865        23,524       21,127
Provision for loan losses                                    996          780         (483)        3,800          714
Net interest income after provision for loan losses       33,780       25,625       25,348        19,724       20,413
Noninterest income:
  Net gain on sale of securities                               -           89            -         6,082          859
  Other                                                    4,721        3,179         (314)        3,949        2,324
Noninterest expense                                       22,535       24,742       16,248        22,612       14,718
Income before income taxes                                15,966        4,151        8,786         7,143        8,878
Income taxes                                               5,418          965        2,880           539        2,669
Net income                                             $  10,548     $  3,186     $  5,906      $  6,604     $  6,209



                                                                                 AT OR FOR THE YEAR ENDED MARCH 31,
                                                           2002         2001         2000          1999        1998
                                                           ----         ----         ----          ----        ----

SELECTED OPERATING RATIOS AND OTHER DATA:
PERFORMANCE RATIOS:
Average yield on interest- earning assets                  7.39%        7.78%       7.97%           7.87%      7.79%
Average rate paid on interest-bearing liabilities          4.22         4.77        4.44            4.62       4.75
Average interest rate spread                               3.17         3.01        3.53            3.25       3.04
Net interest margin                                        3.93         3.40        3.82            3.72       3.56
Ratio of interest-earning assets to
  interest-bearing liabilities                           121.71       108.68      106.90          111.30     112.25
Net interest income after provision
  for loan losses to noninterest expense                 149.90       103.57      156.01           87.23     138.69
Noninterest expense as a percent of average assets         2.54         3.04        2.35            3.46       2.38
Return on average assets                                   1.16         0.39        0.85            1.01       1.01
Return on average equity                                   7.00         4.15        9.35           12.29      12.11
Ratio of average equity to average assets                 16.49         9.42        9.11            8.23       8.30





                                                                                 AT OR FOR THE YEAR ENDED MARCH 31,
                                                     2002             2001       2000          1999           1998
                                                     ----             ----       ----          ----           ----

REGULATORY CAPITAL RATIOS:
Leverage capital ratio                              16.40            16.70       8.50          8.80           8.30
Risk-based capital ratio                            22.00            24.40      13.10         14.20          13.50

ASSET QUALITY RATIOS:
Nonperforming loans and troubled debt
  restructurings as a percent of total loans         0.24             0.26       0.22          0.14           0.24
Nonperforming assets and troubled debt
  restructurings as a percent of total assets        0.29             0.21       0.18          0.15           0.24
Allowance for loan losses as a percent
  of total loans                                     1.47             1.58       1.80          1.85           1.35
Allowance for loan losses as a percent of
  nonperforming loans and troubled debt
  restructurings                                   614.61           598.40     839.57      1,281.78         553.06
Net loans charged-off to average
  interest-earning loans                             0.11             0.06       0.04          0.03           0.03

Full service offices at end of period                  15               14         14            14             13


[ASSET GROWTH RATE BAR GRAPH]

                            1998   1999   2000    2001    2002    5 YR
ASSET GROWTH RATE           9.7%   6.6%   14.8%   15.4%   10.6%   11.2%


[RETURN ON AVERAGE ASSETS BAR GRAPH]

                            1998   1999   2000    2001    2002    5 YR
RETURN ON AVERAGE ASSETS   1.01%  1.01%   0.85%   0.39%   1.16%   0.86%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake -- and specifically disclaims any obligation -- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

OPERATING STRATEGY
Citizens First is an independent, community-oriented financial institution, delivering quality customer service and offering a wide range of deposit, loan and investment products to its customers. In recent years, Citizens First's strategy has been to enhance profitability through controlled balance sheet growth and broader diversification of its loan products and portfolio. Beginning in 1995, Citizens First determined that it would originate all of its fixed-rate one- to four-family loans for sale. Also, during that time, Citizens First emphasized the origination of residential, commercial real estate loans, home equity loans, automobile and other consumer loans, increasing sources of noninterest income and by improving operating efficiencies while managing its capital position and limiting its credit and interest rate risk exposure. To accomplish these objectives, Citizens First has sought to:

   - Operate as an independent full service community bank by expanding the services and products it offers, particularly its commercial business products and deposit products offered to local municipalities and government organizations.

   - Provide superior customer service and products by expanding delivery systems through the use of new technology, increasing the functionality of its ATM network and expanding the capability of its call center.

   - Increase fee income by broadening non-depository product offerings and services, including expansion of its trust services and expanding the offering of insurance products through its current insurance agency subsidiary. The three-year-old Trust and Investment Group oversaw $97.2 million in assets at March 31, 2002, an increase of $34.5 million, or 55.0%, at March 31, 2001.

   - Upgrade critical systems in technology and training to ensure that service remains a point of distinction.

   - Reinvest in its communities. This is vitally important as a community bank, so important that it established Citizens First Foundation. Representative donations in fiscal 2002 included:

         - $300,000 to support the Women's Wellness Program at Port Huron
           Hospital
         - $10,000 to help build the Colleen J. Howe Ice Arena in Sandusky, Michigan
         - The third installment of a ten-year, $1 million grant to M-TEC (the Citizens First Michigan Technical Education Center) at St. Clair County Community College.

   - Restructure its balance sheet and loan portfolio composition by generally selling fixed-rate one- to four-family mortgage loans and retaining adjustable-rate loans to better position itself for changes in market interest rates.

   - Continue to increase its emphasis on high quality commercial, commercial real estate and consumer loans to increase the yields earned on its overall loan portfolio, without incurring unacceptable credit risk.

   - Increase its consumer lending presence by originating automobile loans on a direct and indirect basis.

   - Control credit risk by continuing to employ conservative underwriting standards to minimize the level of problem assets.

   - Manage interest rate risk by emphasizing the appropriate mix of investments and loans.

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 2002 AND 2001
Total assets increased $90.5 million, or 10.6%, to $946.4 million at March 31, 2002 from $855.9 million at March 31, 2001, primarily due to a $63.1 million, or 9.4%, increase in loans and a $22.5 million, or 23.4%, increase in securities available for sale. Citizens First's net loans to assets ratio at March 31, 2002 was 77.7% compared to 78.6% at March 31, 2001. The increase in loans was due primarily to a $31.1 million increase in commercial real estate loans to $144.8 million. Commercial loans increased $19.5 million to $42.1 million, home equity loans increased $4.6 million to $71.3 million, automobile loans increased $6.2 million to $61.6 million and construction loans increased $9.1 million to $27.5 million. The increase in securities held for sale was mainly in corporate securities and primarily reflects the investment of funds from deposit growth and additional long-term fixed rate borrowings from the Federal Home Loan Bank.

Total liabilities increased $88.8 million, or 12.6%, from $706.1 million at March 31, 2001 to $794.9 million at March 31, 2002. The increase was primarily due to a $52.7 million, or 9.1%, increase in deposits from $581.3 million at March 31, 2001 to $634.0 million at March 31, 2002. The increase was also due to a $36.5 million, or 31.7%, increase in Federal Home Loan Bank advances to $151.4 million at March 31, 2002 from $114.9 million at March 31, 2001 to take advantage of the low rates being offered. The deposit growth and borrowings were primarily invested in loans and investment securities. Money market deposit accounts grew $66.7 million, or 72.9%, primarily due to lower overall rates in other short-term accounts and certificates of deposit. NOW accounts grew $7.0 million to $76.7 million due primarily to growth in business deposit accounts, which resulted primarily from our ongoing effort to attract and retain deposit relationships with businesses throughout our market area. These increases were offset by a $25.5 million, or 8.1%, decline in certificates of deposit due to lower overall rates and customers transferring balances to shorter-term money market deposit accounts and a $6.5 million decrease in regular savings accounts.

Loan quality remained exceptional with nonaccruing loans at just 0.19% of total assets. Non-accrual loans decreased $17,000, or 0.9%, to $1.8 million at March 31, 2002 from $1.8 million at March 31, 2001. This was primarily due to a $159,000 decrease in non-accrual consumer loans and a $139,000 decrease in non-accrual commercial loans as a result of improved collection efforts, offset by a $281,000 increase in non-accruing one- to four-family loans primarily as a result of the slow local economy. Non-performing assets increased $654,000 to $2.7 million, or 0.29% of total assets, at March 31, 2002, as compared to $2.1 million, or 0.24%, at March 31, 2001, due to a $671,000 increase in other real estate owned, partially offset by the decrease in non-accrual loans. The allowance for loan losses was $11.0 million at March 31, 2002, or 1.47% of total loans and 614.6% of non-performing loans as compared to 1.58% of total loans and 598.4% of non-performing loans at March 31, 2001.

Stockholders' equity increased $1.7 million from $149.7 million at March 31, 2001 to $151.4 million, due to net income of $10.5 million offset by the repurchase of 476,338 shares at a cost of $7.5 million and a $796,000 decrease in accumulated other comprehensive income from the unrealized gain on securities.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2002 AND 2001
NET INCOME. Net income increased $7.4 million, or 231.1%, for the fiscal year ended March 31, 2002 to $10.5 million resulting in net earnings of $1.23 per share. The increase in net income for the fiscal year was primarily due to a 31.7% increase in net interest margin and a $7.1 million contribution expense and an accompanying reduction to the tax provision of $2.4 million in the prior period due to the formation of Citizens First Foundation. Excluding the prior year contribution, net income for the fiscal year would have increased $2.7 million, or 34.5%, from $7.8 million to $10.5 million. Contributing to the increase was an $8.4 million increase in net interest income and a $1.5 million increase in non-interest income, primarily due to an increase in service charges and other fees.

NET INTEREST INCOME. Net interest income increased by $8.4 million, or 31.7%, to $34.8 million for 2002 from $26.4 million for 2001. Total interest income increased $5.0 million, or 8.2%, to $65.5 million for 2002 from $60.5 million for 2001. Interest income increased $8.5 million primarily due to increases in the average balance of loans and securities but was offset by $3.5 million due to lower average market interest rates. Interest earning assets increased $108.2 million primarily due to a $82.0 million, or 12.6%, increase in the average balance of loans, and a $34.2 million, or 38.1%, increase in the average balance of securities from funds invested as a result of the growth in deposits and the increase in Federal Home Loan bank advances.

Total interest expense decreased $3.4 million, or 10.0%, to $30.7 million for 2002 from $34.1 million for 2001 due to an 80 basis point reduction in overall market interest rates. This decrease was primarily the result of 11 interest rate reductions over the period. A $45.7 million, or 12.5%, decrease in the average balance of certificates of deposit combined with 74 basis point rate decrease contributed $4.9 million of the $5.8 million reduction to retail deposit expense. This was offset by a $2.4 million, or 42.1%, increase in interest expense on Federal Home Loan Bank advances to $8.1 million for 2002 from $5.7 million in 2001. The increase in interest expense on Federal Home Loan Bank advances was primarily due to a $40.3 million increase in the average balance of Federal Home Loan Bank advances, offset by lower market interest rates.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $216,000, or 27.7%, from $780,000 for fiscal 2001 to $996,000 for fiscal 2002. The addition to the allowance for loan losses for fiscal 2002 reflects management's determination to maintain the overall loan loss allowance in consideration of its applied methodology, the assessment of the composition of and trends in non-accruing loans, the current fiscal year increase in net charge-offs and the growth in the loan portfolio. Even though the increase in non-accruing one- to four-family loans was offset by the better than anticipated performance of commercial real estate, commercial and consumer loans, management felt the increased provision was warranted considering the increased growth of those types of loans, which, despite better than expected performance, bear a higher degree of risk than one- to four-family loans. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.58% at March 31, 2001 to 1.47% at March 31, 2002. The allowance for loan losses as a percentage of nonperforming loans increased from 598.4% at March 31, 2001 to 614.6% at March 31, 2002.

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio. Management assesses the adequacy of the allowance for loan losses based on known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. In this regard, management assesses the estimated losses inherent in its portfolio primarily by applying its estimates of losses for various types of loan categories which yields an aggregate estimate of estimated losses. Such estimate is then considered by management in relation to other factors such as trends in real estate and collateral values and trends in the regional and local economies. While management believes that, based on information currently available, Citizens First's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that Citizens First's level of allowance for loan losses will be sufficient to cover future loan losses incurred by Citizens First or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may increase its level of allowance for losses as a percentage of total loans and nonperforming loans if the level of commercial real estate, commercial or consumer lending as a percentage of its total loan portfolio increases. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Citizens First's allowance for loan losses. These agencies may require Citizens First to provide additions to the allowance based upon judgments different from management.

NONINTEREST INCOME. Noninterest income increased by $1.5 million, or 44.5%, from $3.3 million in 2001 to $4.7 million in 2002. The increase was primarily due to a $1.0 million increase in service charges and other fees due to additional fees charged to retail deposit accountholders as a result of a change to the fee structure of retail deposit products. Income from mortgage banking activities increased $591,000, or 61.9%, from $955,000 in 2001 to $1.5 million in 2002 due to increased sales of fixed rate one- to four-family loans as a result of increased refinancings.

NONINTEREST EXPENSE. Non-interest expense decreased $2.2 million, or 8.9%, from $24.7 million at March 31, 2001 to $22.5 million at March 31, 2002 primarily due to the $7.1 million contribution expense in the prior period due to the formation of Citizens First Foundation at the time of the conversion from a mutual savings bank to a stock savings bank. Without the prior period contribution expense, noninterest expense would have increased $4.9 million, or 27.4% from $17.7 million for fiscal 2001 to $22.5 million for fiscal 2002. Compensation and benefit expense increased $2.1 million, or 24.2%, primarily due to an addition of staff, an increase in commissions to lending personnel due to increased loan volumes and the increased cost for the ESOP due to a full year's accrual versus only one month for the previous fiscal year and due to the higher share price of the Company's stock. Legal and audit fees increased $498,000, or 122.1%, due to the increased costs associated with becoming a public company, other public reporting expenses, and additional costs related to compliance with recent regulatory changes regarding consumer privacy and the Bank's change in retail deposit products. Advertising and business promotion expense increased $94,000, or 18.1%. The opening of a new office in Lexington and the remodeling of our Marysville branch were among the more visible steps we took this past fiscal year to better serve our market area. Printing and supplies increased $329,000, or 28.7%, deposit statement preparation increased $155,000, or 26.1% and appraisal fee expense increased $359,000, or 74.3% due to increased loan application volume. Other non-interest expenses increased $1.0 million, or 51.9% as a result of the engagement of consultants to perform compensation reviews, operational efficiency studies, a facilities review, and overall technology review. We also plan to renovate the interiors of all our branches during 2002 to make them more conducive to sales and service. This investment along with other upcoming investments in training and a system-wide data processing upgrade could increase office occupancy and other expenses in the near term.

INCOME TAXES. Income taxes for the year ended March 31, 2002 were $5.4 million, an increase of $4.5 million, or 284.6%, from $965,000 for the year ended March 31, 2001. The effective tax rates for 2002 and 2001 were 33.9% and 23.2%, respectively. The lower effective tax rate in 2001 was primarily attributable to the reduction of a deferred tax asset valuation allowance of $500,000. The valuation allowance was originally established related to the utilization of a contribution deduction carry-forward resulting from a contribution to a foundation in 1998. Under the Internal Revenue Code, Citizens First may only deduct up to 10% of its consolidated taxable income before the charitable contribution in any one-year. The excess of the deductible amount is deductible over each of the five succeeding taxable years, subject to a 10% limitation each year. The valuation allowance was reversed based on estimates that the contribution deduction carry-forward are expected to be fully utilized based on the increase in income resulting from the proceeds received in the mutual to stock conversion.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2001 AND 2000
NET INCOME. Net income decreased $2.7 million, or 46.1%, to $3.2 million for 2001 from $5.9 million for the previous year, primarily due to a contribution of 705,686 shares of stock, valued at $7.1 million, to fund the creation of Citizens First Foundation, a tax-exempt charitable foundation. Also contributing to this decrease was a $1.3 million increase in the provision for loan loss from a credit of $483,000 in 2000 to $780,000 in 2001. This decrease was offset by a reduction in the federal expense for 2001 due to a $2.9 million deferred tax benefit from the contribution of Citizens First Bancorp stock to Citizens First Foundation and by a $3.3 million increase in mortgage banking activities from a loss of $2.3 million in 2000 due to the one-time sale of a $130.8 million pool of one-to-four family residential mortgage loans to Freddie Mac to a gain of $955,000 in 2001. The combined income impact in 2001 of the nonrecurring transactions related to the contribution to the foundation was approximately $4.7 million. Notwithstanding such transaction, net income would have been $7.8 million, which represents a $1.9 million, or 0.2%, increase from net income of $5.9 million for 2001.

NET INTEREST INCOME. Net interest income increased by $1.5 million, or 6.2%, to $26.4 million for 2001 from $24.9 million for 2000. Total interest income rose $8.6 million, or 16.5%, to $60.5 million for 2001 from $51.9 million for 2000, offset in part by an $5.6 million, or 5.6%, increase in retail deposit interest expense to $28.4 million for 2001 from $22.7 million for 2000 and a $1.4 million increase in other interest expense to $5.7 million for 2001 from $4.3 million in 2000.

The increase in interest income was primarily due to a $126.4 million increase in the average balance of interest earning assets, which primarily consisted of a $64.8 million, or 260.0%, increase in the average balance of investment securities, due to the investment of the proceeds from the $130.8 million loan sale in 2000, and a $59.5, or 10.1%, increase in the average balance of loans. A 163 basis point increase in the average yield on investment securities also contributed to this increase due to investments purchased with proceeds from the loan sale in 2000. These increases were offset by a 20 basis point reduction in the average yield on loans primarily due to refinancing because of lower market interest rates.

The increase in interest expense of $7.1 million was primarily due to a $88.6 million increase in the average balance of retail deposits and a $17.7 million, or 24.3%, increase in average Federal Home Loan Bank advances, coupled with a 32 basis point rate increase on certificates of deposit from 5.28% for 2000 to 5.60% for 2001, attributable to a higher market interest rate environment. The additional advances were used to fund loan growth.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $1.3 million, or 261.5%, from a credit of $483,000 for fiscal 2000 to a $780,000 provision for fiscal 2001. The addition to the allowance for loan losses for fiscal 2001 reflects management's determination to maintain the overall loan loss allowance in consideration of its applied methodology, the assessment of the increase in non-accruing loans and the actual growth in the loan portfolio. Even though the increase in non-accruing one- to four-family loans was partly offset by the better than anticipated performance of commercial real estate, commercial and consumer loans, management felt the increased provision was warranted and considered the increasing origination of those types of loans, which, despite better than expected performance, bear a higher degree of risk than one- to four-family loans. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.80% at March 31, 2000 to 1.58% at March 31, 2001. The allowance for loan losses as a percentage of nonperforming loans decreased from 839.6% at March 31, 2000 to 598.4% at March 31, 2001.

NONINTEREST INCOME. Noninterest income increased by $3.6 million, or 1,140.8%, from a loss of $314,000 in 2000 to $3.3 million in 2001. The increase was primarily due to a $3.3 million increase in income to mortgage banking activities of $955,000 in 2001 from a $2.3 million loss in 2000 partly due to the $4.5 million loss on the sale of a pool of $130.8 million in mortgage loans in December 1999. Service charge fees increased $291,000, or 21.9%, from $1.3 million in 2000 to $1.6 million in 2001, primarily because of the introduction of a debit card.

NONINTEREST EXPENSE. Noninterest expense increased $8.5 million, or 52.3%, to $24.7 million for 2001, compared to $16.3 million for 2000, primarily due to the $6.9 million, or 4,940.7%, increase in contributions after the formation of the Citizens First Foundation. Excluding that contribution, noninterest expense increased $1.4 million, or 8.8%, from $16.3 million for fiscal 2000 to $17.7 million for fiscal 2001. The increase was primarily due to a $936,000, or 12.0%, increase in compensation and benefit expense, a $437,000, or 15.1%, increase in office occupancy and equipment expense due to the purchase of additional space and remodeling costs, a $117,000, or 24.5% increase in statement processing expense offset by a $191,000, or 62.2% decrease in deposit insurance expense and $141,000, or 25.7%, decrease in professional fees.

INCOME TAXES. Income taxes for the year ended March 31, 2001 were $965,000, a decrease of $1.9 million, or 66.5%, from $2.9 million for the year ended March 31, 2000. The effective tax rates for 2001 and 2000 were 23.3% and 32.8%, respectively. The lower effective tax rate in 2001 was primarily attributable to the reduction of a deferred tax asset valuation allowance of $500,000. The valuation allowance was originally established related to the utilization of a contribution deduction carry-forward resulting from a contribution to a foundation in 1998. Under the Internal Revenue Code, Citizens First may only deduct up to 10% of its consolidated taxable income before the charitable contribution in any one-year. The excess of the deductible amount is deductible over each of the five succeeding taxable years, subject to a 10% limitation each year. The valuation allowance was reversed based on estimates that the contribution deduction carry-forward are expected to be fully utilized based on the increase in income resulting from the proceeds received in the mutual to stock conversion.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table presents certain information for the years indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. Average balances were derived from monthly balances.


                                                            For the Fiscal Years Ended March 31, (Dollars in thousands)
                                     -----------------------------------------------------------------------------------------------
                                                  2002                           2001                            2000
                                     -----------------------------------------------------------------------------------------------
                                                           Average                         Average                           Average
                                     Average               Yield/   Average                Yield/    Average                 Yield/
                                     Balance   Interest    Rate     Balance   Interest     Rate      Balance  Interest       Rate
                                     -------   --------    ----     -------   --------     ----      -------  --------       ----

INTEREST EARNING ASSETS:
Loans (1):
  Real estate                        $733,097  $ 56,798      7.75% $651,084   $ 52,491      8.06%   $500,585  $ 48,839        8.26%
  Consumer                                  -         -         -         -          -         -      73,973         -           -
  Commercial                                -         -         -         -          -         -      16,991         -           -
                                     --------  --------  --------  --------   --------  --------    --------  --------    --------
Loans (1):                            733,097    56,798      7.75   651,084     52,491      8.06     591,549    48,839        8.26

INVESTMENT SECURITIES (2):            123,894     7,272      5.87    89,742      6,080      6.77      24,928     1,281        5.14
FHLB Stock                              6,828       466      6.83     5,651        345      6.11       5,586       326        5.84
FED Funds Sold                              0         -         -     1,193         64      5.36       2,928       151        5.16
Interest-bearing deposits              22,103       931      4.21    30,056      1,537      5.11      26,345     1,331        5.05
                                     --------  --------  --------  --------   --------  --------    --------   --------   --------
  Total interest-earning assets       885,922    65,467      7.39   777,726     60,517      7.78     651,336    51,928        7.97
                                     --------  --------  --------  --------   --------  --------    --------   --------   --------
Noninterest-earning assets             27,312                        37,420                           41,492
                                     --------                      --------                         --------
Total assets                         $913,234                      $815,146                         $692,828
                                     ========                      ========                         ========
INTEREST-BEARING LIABILITIES:
  Deposits:
  Savings                            $ 79,401  $  1,533      1.93% $ 89,418  $   2,136      2.39%   $ 86,199  $  2,053        2.38%
  NOW                                  73,099     1,359      1.86    71,453      1,440      2.02      65,765     1,305        1.98
  MMDA                                124,754     4,104      3.29    98,709      4,338      4.39     105,954     4,669        4.41
Certificates of deposit               320,013    15,562      4.86   365,663     20,471      5.60     278,680    14,718        5.28
                                     --------  --------    ------  --------  ---------  --------    --------  --------    --------
 Total interest earning deposits      597,267    22,558      3.78   625,243     28,385      4.54     536,598    22,745        4.24
FHLB advances and
  other borrowings                    130,645     8,133      6.23    90,348      5,725      6.34      72,675     4,318        5.94
                                     --------- --------    ------- --------  ---------  --------    --------  --------    --------
 Total interest-bearing
  liabilities                         727,912    30,691      4.22   715,591     34,110      4.77     609,273    27,063        4.44
Non-interest earning deposits          24,812                        17,567                           13,669
Other noninterest-bearing
  liabilities                           9,929                         5,196                            6,735
                                     --------                      --------                          -------
 Total liabilities                    762,653                       738,354                          629,677
Equity                                150,581                        76,792                           63,151
                                     --------                      --------                         --------
Total liabilities and equity         $913,234                      $815,146                         $692,828
                                     ========                      ========                         ========

Net interest-earning assets          $158,010                      $ 62,135                         $ 42,063
                                     ========                      ========                         ========
Net interest income                            $ 34,776                       $ 26,407                        $ 24,865
                                               ========                       ========                        ========
Interest rate spread (3)                                     3.17%                          3.01%                             3.53%
Net interest margin as a percentage
  of interest-earning assets (4)                             3.93%                          3.40%                             3.82%
Ratio of interest-earning assets
  to interest-bearing liabilities                          121.71%                        108.68%                           106.90%


(1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonperforming loans.
(2) Includes investment securities available-for-sale and held-to-maturity.
(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Citizens First's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume.

                                                                           (Dollars In thousands)
                                                   Year Ended March 31, 2002                 Year Ended March 31, 2001
                                                          Compared to                               Compared to
                                                   Year Ended March 31, 2001                 Year Ended March 31, 2000
                                           --------------------------------------      --------------------------------------
                                           Increase (Decrease) Due to                    Increase (Decrease) Due to
                                           --------------------------                    --------------------------
                                                 Rate         Volume             Net        Rate          Volume         Net
                                                 ----         ------             ---        ----          ------         ---

INTEREST-EARNING ASSETS:
Loans                                           $(2,305)       $ 6,612       $ 4,307      $ (1,263)      $ 4,915       $ 3,652
Investment securities                            (1,122)         2,314         1,192         1,468         3,331         4,799
FHLB stock                                           49             72           121            15             4            19
FED funds sold                                        -            (64)          (64)            2           (89)          (87)
Interest-earning deposits                          (199)          (407)         (606)           19           187           206
                                                -------        -------       -------       -------       -------       -------
Total interest-earning assets                    (3,577)         8,527         4,950           241         8,348         8,589
                                                -------        -------       -------       -------       -------       -------
INTEREST-BEARING LIABILITIES:
Deposits:
Savings                                            (364)          (239)         (603)            6            77            83
NOW                                                (114)            33           (81)           22           113           135
MMDA                                             (1,379)         1,145          (234)          (12)         (319)         (331)

Certificates of deposit                          (2,353)        (2,556)       (4,909)        1,159         4,594         5,753
                                                -------        -------       -------       -------       -------       -------
Total deposits                                   (4,210)        (1,617)       (5,827)        1,175         4,465         5,640

FHLB advances and other borrowings                 (145)         2,553         2,408           287         1,050         1,407
                                                -------        -------       -------       -------       -------       -------
Total interest-bearing liabilities               (4,355)           936        (3,419)        1,462         5,515         7,047
                                                -------        -------       -------       -------       -------       -------
Increase (decrease) in net interest income      $   778        $ 7,591       $ 8,369       $(1,221)      $ 2,833       $ 1,542
                                                =======        =======       =======       =======       =======       =======




Includes securities available-for-sale and held-to-maturity on a tax equivalent basis.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity is the ability to meet current and future short-term financial obligations. Citizens First further defines liquidity as the ability to have funds available to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Citizens First's primary sources of funds consist of deposit inflows, loan repayments, loan sales, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Additionally, dividends from the Bank may be a source of funding for the Company. However, to date, the Bank has not paid any dividends to the Company and is subject to certain regulatory requirements regarding such payments.

Liquidity management is both a daily and long-term responsibility of management. Citizens First adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. Government and agency obligations.

Citizens First's most liquid assets are cash and short-term investments (securities maturing in one year or less). The levels of these assets are dependent on Citizens First's operating, financing, lending and investing activities during any given period. At March 31, 2002, cash and short-term investments totaled $57.9 million and available-for-sale securities totaled $118.5 million. In addition, at March 31, 2002, Citizens First had the ability to borrow a total of approximately $264.6 million from the Federal Home Loan Bank of Indianapolis. On that date, Citizens First had advances outstanding of $151.4 million.

The primary investing activities of Citizens First are the origination of loans and the purchase of securities. In fiscal 2002, Citizens First originated $465.9 million of loans and purchased $128.6 million of securities. In fiscal 2001, Citizens First originated $373.1 million of loans and purchased $48.5 million of securities. In fiscal 2000, Citizens originated $292.5 million of loans and purchased $95.3 million of securities.

Citizens First originates fixed-rate loans conforming to Freddie Mac guidelines generally for sale in the secondary market. The proceeds of such sales provide funds for both additional lending and liquidity to meet current obligations. In December 1999, Citizens First sold $130.8 million of mortgage loans for the purpose of restructuring its balance sheet, managing interest rate risk and providing liquidity. In fiscal 2002, Citizens First sold $191.4 million of fixed-rate mortgage loans, $67.3 million in 2001 and $13.8 million in 2000.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. Citizens First experienced a net increase in total deposits of $52.7 million, a decrease of $19.7 million and an increase of $74.2 million for fiscal 2002, 2001 and 2000, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Citizens First and its local competitors and other factors. Citizens First generally manages the pricing of its deposits to be competitive and to increase core deposit relationships. Occasionally, Citizens First offers promotional rates on certain deposit products in order to attract deposits. In fiscal 2002, 2001 and 2000 Federal Home Loan Bank advances increased $36.5 million, $44.4 million, $16.2, million respectively.

At March 31, 2002, Citizens First had outstanding commitments to originate loans of $170.2 million, $115.1 million of which had fixed interest rates. These loans are to be secured by properties located in its market area. Citizens First anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit that are scheduled to mature in one year or less from March 31, 2002 totaled $202.1 million. Management believes, based on past experience, that a significant portion of those deposits will remain with Citizens First. Based on the foregoing, Citizens First considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Citizens First is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2002, Citizens First exceeded all of its regulatory capital requirements. Citizens First is considered "well capitalized" under regulatory guidelines. See note 11 of the notes to the financial statements.

The capital from the conversion significantly increased liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Citizens First's financial condition and results of operations will be enhanced by the capital from the conversion, resulting in increased net interest-earning assets and net income. However, due to the large increase in equity resulting from the capital injection, return on equity will be adversely impacted until that capital can be effectively deployed at market rates, a goal that may take a number of years to achieve.

IMPACT OF NEW ACCOUNTING STANDARDS
Accounting for Goodwill and Other Intangible Assets. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (SFAS 142), issued in June 2001, changed the accounting for goodwill and other intangible assets. Generally, intangible assets that meet certain criteria will be recognized and subsequently amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives will not be amortized. However, such assets will be tested for impairment at adoption of SFAS 142 and periodically thereafter. The adoption of this Statement did not have an impact on the consolidated financial statements.

EFFECT OF INFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MANAGEMENT OF INTEREST RATE RISK AND MARKET RISK ANALYSIS
QUALITATIVE ASPECTS OF MARKET RISK. Citizens First's most significant form of market risk is interest rate risk. The principal objectives of Citizens First's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given Citizens First's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Citizens First has an Asset/Liability Management Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends and interest rate risk position to the Board of Directors quarterly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Citizens First.

Citizens First's assets include a large amount of fixed-rate mortgage loans. This exposes Citizens First to the risk that during periods of rising interest rates, Citizens First's interest expense will increase faster than its interest income. In recent years, Citizens First has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate loans and the sale of longer-term, fixed-rate loans; (2) emphasizing shorter term consumer loans; (3) maintaining a high quality portfolio of short to intermediate term securities; (4) maintaining high levels of liquidity; and (5) using Federal Home Loan Bank advances to better structure the maturities of its interest rate sensitive liabilities. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Citizens First enters into forward sales contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Citizens First accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Citizens First would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales contracts represents the aggregate value of contracts with a positive fair value. More recently, Citizens First has used some of its excess liquidity to increase its loan and securities portfolios. As liquidity is reduced, Citizens First's sensitivity to interest rate movements is expected to increase.

QUANTITATIVE ASPECTS OF MARKET RISK. Citizens First uses a simulation model to measure the potential change in net interest income, incorporating various assumptions regarding the shape of the yield curve, the pricing characteristics of loans, deposits and borrowings, prepayments on loans and securities and changes in balance sheet mix. The tables below set forth, as of March 31, 2002 and March 31, 2001, estimated net interest income and the estimated changes in Citizens First's net interest income for the next twelve month period which may result given instantaneous changes in market interest rates of 100 and 200 basis points up and down.

                                                                        Estimated Change in Annual Net Interest Income
                                                                        ----------------------------------------------
                                                                           At March 31, 2002 (Dollars in thousands)
                   Increase/(Decrease) in Market Interest                  ----------------------------------------
                     Rates in Basis Points (Rate Shock)                      Amount       $ Change    % Change
                     ----------------------------------                      ------       --------    --------
                                   200                                     $38,699        $ 1,308       3.50%
                                   100                                      38,149            758       2.03
                                  Static                                    37,391              -          -
                                  (100)                                     36,790           (601)     (1.61)
                                  (200)                                     35,740         (1,651)     (4.42)

The above table indicates that in the event of a sudden and sustained decline in prevailing market interest rates, Citizens First's net interest income would be expected to decrease.



                                                                        Estimated Change in Annual Net Interest Income
                                                                        ----------------------------------------------
                                                                           At March 31, 2001 (Dollars in thousands)
                   Increase/(Decrease) in Market Interest                  ----------------------------------------
                     Rates in Basis Points (Rate Shock)                      Amount       $ Change    % Change
                     ----------------------------------                      ------       --------    --------


                                     200                                    $ 29,452        $ 440         1.51%
                                     100                                      29,451          439         1.51
                                    Static                                    29,012            -            -
                                    (100)                                     28,085         (927)       (3.20)
                                    (200)                                     26,520       (2,492)       (8.59)




During fiscal 2002, the Bank was able to improve its interest rate risk position in the event of a sudden and sustained increase or decrease in market interest rates. The improvement is primarily the result of the refinancings and subsequent sale of long-term, fixed-rate, one- to four-family mortgage loans and the continued emphasis of originating shorter duration, higher yielding commercial and consumer loans. The Bank also was able to reprice many of its retail deposit products as a result of the low level of market interest rates. Federal Home Loan Bank advances totaling $34.8 million matured during the fiscal year. These advances were repriced, their maturities were extended an average of three years and the average rate for the entire advance portfolio was reduced 11 basis points.

Computation of prospective effects of hypothetical interest rate changes are based on a number of assumptions including the level of market interest rates, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the expected prepayment rates on loans and investments, the degree to which early withdrawals occur on certificates of deposit and other deposit flows. As a result, these computations should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions that management may undertake in response to changes in interest rates.

The notional and estimated fair value of forward sales contracts used to manage risk positions associated with residential mortgage loans were as follows:


                                           Notional                   Estimated
                                            Amount                   Fair Value
                                            ------                   ----------
                                                    (In thousands)

                March 31, 2002             $ 6,100                      $ 15
                March 31, 2001             $ 7,890                      $ 49
                March 31, 2000             $   880                      $  5


Forward sales contracts as of March 31, 2002 have settlement dates of less than 90 days. The weighted average settlement interest rate for these contracts was 6.85%.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is traded on the Nasdaq National Market under the symbol "CTZN". As of June 12, 2002, the Company had approximately 1,155 holders of record. The following table sets forth, for the quarters indicated, the high and low bid information the common stock and the dividends paid. The Company's common stock began trading on March 7, 2001. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

                                          For the Year Ended March 31, 2002
                                          ---------------------------------
                             4th Quarter     3rd Quarter     2nd Quarter      1st Quarter
                             -----------     -----------     -----------      -----------

         High                  $19.30          $16.35          $16.66           $15.24
         Low                   $15.88          $14.75          $12.52           $13.13
         Dividend Paid         $ 0.08          $ 0.08             N/A              N/A


                                          For the Year Ended March 31, 2002
                                          ---------------------------------
                             4th Quarter     3rd Quarter     2nd Quarter      1st Quarter
                             -----------     -----------     -----------      -----------

         High                   $13.56             N/A            N/A              N/A
         Low                    $12.82             N/A            N/A              N/A
         Dividend Paid             N/A             N/A            N/A              N/A


FINANCIALS

           REPORT LETTER                                            page  31

           CONSOLIDATED FINANCIAL STATEMENTS
           Balance Sheet                                            page  32
           Statement of Income                                      page  33
           Statement of Changes in Equity                           page  34
           Statement of Cash Flows                                  page  35
           Notes to Consolidated Financial Statements               page  36-51







INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens First Bancorp, Inc. and Subsidiary
Port Huron, Michigan

We have audited the accompanying consolidated balance sheet of Citizens First Bancorp, Inc. and subsidiary as of March 31, 2002 and 2001 and the related consolidated statements of income, changes in equity, and cash flows for the three years ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens First Bancorp, Inc. and subsidiary as of March 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for the three years ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/Plante & Moran, LLP
Auburn Hills, Michigan
May 17, 2002

CONSOLIDATED BALANCE SHEET
(000S OMITTED)


                                                                                 March 31
                                                                    ---------------------------------
                                                                         2002              2001
                                                                    ------------     ----------------

ASSETS

CASH AND CASH EQUIVALENTS
Cash and due from depository institutions                               $  6,971       $  5,671
Interest-bearing deposits in other depository institutions                50,955         47,947
                                                                        --------       --------

Total cash and cash equivalents                                           57,926         53,618

Securities (Note 2)                                                      118,547         96,053
Federal Home Loan Bank stock, at cost                                      7,505          6,150
Loans held for sale (Note 3)                                                 126          1,964
Loans - Net (Note 4)                                                     735,564        672,449
Accrued interest receivable and other assets (Notes 9 and 10)             16,688         16,240
Premises and equipment - Net (Note 5)                                     10,000          9,392
                                                                        --------       --------

Total assets                                                            $946,356       $855,866
                                                                        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits:
Noninterest-bearing                                                     $ 30,357       $ 19,266
Interest-bearing (Note 7)                                                603,657        562,015
                                                                        --------       --------

Total deposits                                                           634,014        581,281

Federal Home Loan Bank advances (Note 8)                                 151,415        114,931
Accrued interest and other liabilities (Note 10)                           9,487          9,933
                                                                        --------       --------

Total liabilities                                                        794,916        706,145

COMMITMENTS AND CONTINGENCIES (Notes 6, 10, and 13)                            -              -

STOCKHOLDERS' EQUITY (Notes 11 and 12)
Preferred stock - $.01 par value; Authorized - 1,000,000 shares -
  No shares issued and outstanding                                             -              -
Common stock - $.01 par value; Authorized - 20,000,000 shares -
  Issued - 9,526,761 shares at March 31, 2002 and 2001                        95             95
Additional paid-in capital                                                92,210         92,111
Unearned compensation - ESOP (Note 10)                                    (9,780)       (10,479)
Retained earnings                                                         75,784         66,605
Accumulated other comprehensive income                                       593          1,389
Treasury stock, at cost (476,388 shares at March 31, 2002)                (7,462)             -
                                                                        --------       --------

Total stockholders' equity                                               151,440        149,721
                                                                        --------       --------

Total liabilities and stockholders' equity                              $946,356       $855,866
                                                                        ========       ========


CONSOLIDATED STATEMENT OF INCOME
(000S OMITTED EXCEPT PER SHARE DATA)


                                                                              Year Ended March 31
                                                                   ----------------------------------------
                                                                     2002             2001         2000
                                                                   ---------       ---------     ----------
INTEREST INCOME
Loans                                                              $ 56,798       $ 52,491       $ 48,839
Interest-bearing deposits                                               931          1,601          1,257
Securities:
Tax-exempt                                                              489            459             17
Taxable                                                               7,249          5,966          1,815
                                                                   --------       --------       --------

Total interest income                                                65,467         60,517         51,928

INTEREST EXPENSE
Deposits                                                             22,558         28,387         22,745
FHLB advances                                                         8,133          5,725          4,318
                                                                   --------       --------       --------

Total interest expense                                               30,691         34,112         27,063
                                                                   --------       --------       --------

NET INTEREST INCOME - Before provision for loan losses               34,776         26,405         24,865

PROVISION FOR LOAN LOSSES (Note 4)                                      996            780           (483)
                                                                   --------       --------       --------

NET INTEREST INCOME                                                  33,780         25,625         25,348

NONINTEREST INCOME (LOSS)
Service charges and other fees                                        2,663          1,622          1,331
Loan servicing fees                                                     626            625            490
Net gain (loss) on sale of loans                                        920            330         (2,797)
Gain on sale of investment securities                                     -             89              -
Other                                                                   512            602            662
                                                                   --------       --------       --------

Total noninterest income (loss)                                       4,721          3,268           (314)

NONINTEREST EXPENSES
Compensation, payroll taxes, and employee benefits (Note 10)         10,847          8,735          7,799
Office occupancy and equipment                                        3,529          3,330          2,893
Advertising and business promotion                                      613            519            554
Stationery, printing, and supplies                                    1,476          1,147          1,018
Data processing                                                         444            448            476
Deposit statement preparation and collections                           750            595            478
Professional fees                                                       906            408            549
Contributions                                                            60          7,057            140
Appraisal fee                                                           842            483            468
Other                                                                 3,068          2,020          1,873
                                                                   --------       --------       --------

Total noninterest expenses                                           22,535         24,742         16,248
                                                                   --------       --------       --------

INCOME - Before federal income tax expense                           15,966          4,151          8,786

FEDERAL INCOME TAX EXPENSE (Note 9)                                   5,418            965          2,880
                                                                   --------       --------       --------

NET INCOME                                                         $ 10,548       $  3,186       $  5,906
                                                                   ========       ========       ========
EARNINGS PER COMMON SHARE                                          $   1.23       $    N/A       $    N/A
                                                                   ========       ========       ========

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(000S OMITTED)


                                                                                              Accumulated
                                                    Additional     Unearned                      Other
                                      Common         Paid-in     Compensation   Retained     Comprehensive   Treasury
                                       Stock         Capital         ESOP       Earnings     Income (Loss)    Stock        Total
                                      ------         ---------   ------------   --------     -------------   --------      -----

BALANCE - April 1, 1999              $       -     $       -    $        -     $  57,513     $       -       $     -     $  57,513

Comprehensive income:
Net income                                   -             -             -         5,906             -             -         5,906
Change in net unrealized loss
  on securities available for
  sale - Net of tax effect of $82            -             -             -             -          (160)            -          (160)
                                                                                                                         ---------
Total comprehensive income                                                                                                   5,746
                                     ---------     ---------     ---------     ---------     ---------     ---------     ---------

BALANCE - March 31, 2000                     -             -             -        63,419          (160)            -        63,259

Issuance of common stock
in connection with
  Bank's conversion from
  mutual to stock- owned
  bank holding company                      95        92,111       (10,479)            -             -             -        81,727
Comprehensive income:
Net income                                   -             -             -         3,186             -             -         3,186
Change in net unrealized gain
  on securities available for
  sale - Net of tax effect of $798           -             -             -             -         1,549             -         1,549
                                                                                                                         ---------

Total comprehensive income                                                                                                   4,735
                                     ---------     ---------     ---------     ---------     ---------     ---------     ---------

BALANCE - March 31, 2001                    95        92,111       (10,479)       66,605         1,389             -       149,721

Allocation of ESOP shares                    -            99           699             -             -             -           798

Purchase of Treasury Stock
  (476,388 shares)                           -             -             -             -             -        (7,462)       (7,462)
Dividends paid ($0.16 per share)             -             -             -        (1,369)            -             -        (1,369)
Comprehensive income:
Net income                                   -             -             -        10,548             -             -        10,548
Change in net unrealized gain
  on securities available for
  sale - Net of tax effect of $410           -             -             -             -          (796)            -          (796)
                                                                                                                         ---------

Total comprehensive income                                                                                                   9,752
                                     ---------     ---------     ---------     ---------     ---------     ---------     ---------
BALANCE - March 31, 2002             $      95     $  92,210     $  (9,780)    $  75,784     $     593     $  (7,462)    $ 151,440
                                     =========     =========     =========     =========     =========     =========     =========

CONSOLIDATED STATEMENT OF CASH FLOWS
(000S OMITTED)

                                                                                            Year Ended March 31
                                                                                 ----------------------------------------
                                                                                  2001             2000           1999
                                                                                --------      ------------    -----------


CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $  10,548      $   3,186      $   5,906
Adjustments to reconcile net income to net cash from operating activities:
Provision for deferred taxes                                                         420         (2,899)           900
Provision for loan losses                                                            996            780           (483)
Depreciation                                                                       1,237          1,161            888
(Accretion) amortization                                                            (407)          (197)             -
Proceeds from sale of mortgage loans held for sale                               191,429         68,437        188,848
Origination of mortgage loans held for sale                                     (187,945)       (64,080)      (186,257)
(Gain) loss on sale of mortgage loans                                             (1,646)          (581)         4,196
Gain on sale of investment securities                                                  -            (89)             -
Loss on sale of fixed assets                                                          22              -              -
Charitable contributions of company stock                                              -          7,057              -
Changes in assets and liabilities:
Increase in accrued interest receivable and other assets                            (458)           (71)        (3,320)
Increase (decrease) in accrued interest payable and other liabilities               (446)         2,334           (336)
                                                                               ---------       --------        -------

Net cash provided by operating activities                                         13,750         15,038         10,342

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of securities available for sale                         70,290         33,858          3,000
Proceeds from sale of securities available for sale                               35,040         15,516              -
Purchase of FHLB stock                                                            (1,355)        (1,031)          (573)
Purchase of available-for-sale securities                                       (128,623)       (48,506)       (95,527)
Net (increase) decrease in loans                                                 (64,111)      (104,726)        22,617
Purchases of premises and equipment                                               (1,867)        (1,085)        (1,344
Loan to employee stock ownership plan                                                  -        (10,479)             -
                                                                               ---------       --------        -------

Net cash used in investing activities                                            (90,626)      (116,453)       (71,827)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits                                               52,733        (19,727)        74,168
Repayment of FHLB advances                                                       (34,801)       (18,571)       (15,800)
Proceeds from FHLB advances                                                       71,285         63,000         32,035
Purchase of treasury stock                                                        (7,462)             -              -
Payment of dividends                                                              (1,369)             -              -
Proceeds from issuance of ESOP shares                                                798              -              -
Net proceeds from issuance of common stock                                             -         85,149              -
                                                                               ---------       --------        -------

Net cash provided by financing activities                                         81,184        109,851         90,403
                                                                               ---------       --------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               4,308          8,436         28,918

CASH AND CASH EQUIVALENTS - Beginning of year                                     53,618         45,182         16,264
                                                                               ---------       --------        -------
CASH AND CASH EQUIVALENTS - End of year                                        $  57,926      $  53,618      $  45,182
                                                                               =========      =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Cash paid for
Interest                                                                       $  31,692      $  33,182      $  26,689
Federal income taxes                                                               4,420          3,425          1,650


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002, 2001, AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Citizens First Bancorp, Inc. and subsidiary conform to generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION - Citizens First Bancorp, Inc. (the "Company") is a Delaware Corporation and the holding company for Citizens First Savings Bank (the "Bank"), a state-chartered savings bank headquartered in Port Huron, Michigan. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank also includes the accounts of its wholly owned subsidiary, Citizens Financial Services, Inc. Citizens Financial Services, Inc. includes the accounts of its wholly owned subsidiaries, CFS Insurance Agency and CFS Appraisal Company. Citizens Financial Services, Inc. receives revenue from its two subsidiaries, which provide appraisal and insurance services to individuals and small businesses in the Port Huron area. All significant intercompany transactions and balances have been eliminated in consolidation.

On March 7, 2001, the Company acquired the Bank. Prior to that time, the Bank existed as a mutual savings bank. In connection with the conversion, the Company issued an aggregate of 9,526,761 shares of its common stock, of which 8,821,075 shares were sold at a purchase price of $10 per share. At that time, 705,686 shares of stock were donated to Citizens First Foundation, a charitable foundation established by the Company. The contribution expense was recognized in the March 31, 2001 consolidated financial statements. The net offering proceeds, after expenses of $3.1 million, totaled $85.1 million.

USE OF ESTIMATES - The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

NATURE OF OPERATIONS - The Company operates predominately in the mideastern portion of Michigan's lower peninsula. The Bank's primary services include accepting deposits, making commercial, consumer, and mortgage loans, and engaging in mortgage banking activities.

The Bank's loan portfolio is concentrated in residential first-mortgage loans, commercial and commercial real-estate loans and property improvement loans. The Bank is not dependent upon any single industry or customer.

SECURITIES - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income net of applicable income taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FEDERAL HOME LOAN BANK STOCK - The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Indianapolis (FHLB) in an amount equal to at least 1 percent of the unpaid principal balances of the Bank's residential mortgage loans or .3 percent of its total assets, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

LOANS HELD FOR SALE - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

LOANS - The Company grants mortgage, commercial, and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

SERVICING - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

CREDIT-RELATED FINANCIAL INSTRUMENTS - In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under home equity agreements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

PREMISES AND EQUIPMENT - Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

FORECLOSED ASSETS - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value on the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

INCOME TAXES - Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

OFF-BALANCE-SHEET INSTRUMENTS USED FOR RISK MANAGEMENT PURPOSES - The Bank uses forward contracts as part of its mortgage banking activities. Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. Forward contracts are accounted for on a fair value basis. As a result, the fair value of these instruments is recorded in the consolidated balance sheet with both realized and unrealized gains and losses recognized in noninterest income.

PENSION COSTS - Pension costs are charged to salaries and employee benefits expense as earned and are funded consistent with the requirements of federal laws and regulations.

POSTRETIREMENT BENEFITS - Postretirement benefits are recognized in the consolidated financial statements over the period earned by the employees.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - Compensation expense is recognized for the Employee Stock Ownership Plan ("ESOP") equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of stockholders' equity.

STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, the Company considers cash and cash equivalents to include cash and amounts due from depository institutions, trust demand notes, and federal funds sold.

OTHER COMPREHENSIVE INCOME - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component in the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income at March 31, 2002, 2001, and 2000 is comprised solely of unrealized gains and losses on available-for-sale securities, net of applicable income taxes.

EARNINGS PER SHARE - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Earnings per share data for the period from March 7, 2001 (the date of conversion) to March 31, 2001 is not meaningful due to the shortness of the period and, accordingly, has not been presented. Earnings per share data does not apply to the periods prior to the conversion, since the Bank was a mutual savings bank with no stock outstanding. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculation based on debt service payments.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - Derivative instruments are recorded on the balance sheet at estimated fair value. Changes in the fair value of derivative instruments are recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, on the type of hedge transaction.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES - SFAS No. 140, effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, this Statement requires certain disclosures regarding securitized financial assets. The adoption of this Statement did not have an impact on the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS - Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (SFAS 142), issued in June 2001, changed the accounting for goodwill and other intangible assets. Generally, intangible assets that meet certain criteria will be recognized and subsequently amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives will not be amortized. However, such assets will be tested for impairment at adoption of SFAS 142 and at least annually thereafter. The adoption of this Statement did not have an impact on the consolidated financial statements.

TRUST ASSETS - Trust assets held in a fiduciary or agent capacity are not included in the accompanying consolidated balance sheet because they are not assets of the Company.

RECLASSIFICATIONS - Certain amounts in the prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 2 - SECURITIES
The amortized cost and estimated market value of available-for-sale securities with gross unrealized gains and losses are as follows (000s omitted):



                                                                           2002
                                                      ------------------------------------------------
                                                                    Gross        Gross      Estimated
                                                      Amortized   Unrealized  Unrealized     Market
                                                        Cost        Gains       Losses       Value
                                                      ---------   ----------  ---------    -----------


          U.S. Treasury securities and obligations of
          U.S. government corporations and agencies   $ 19,586    $    806    $     4        $ 20,388
          Obligations of state and political            14,056         512          -          14,568
          subdivisions
          Corporate securities                          74,126         880      1,132          73,874
          Mortgage-backed securities                     4,878          54          -           4,932
          Equity securities                              5,002           -        217           4,785
                                                      --------    --------    -------        --------
          Total available-for-sale securities         $117,648    $  2,252    $ 1,353        $118,547
                                                      ========    ========    =======        ========


                                                                           2001
                                                      ------------------------------------------------
                                                                     Gross       Gross      Estimated
                                                      Amortized   Unrealized  Unrealized      Market
                                                         Cost        Gains       Losses       Value
                                                      ---------   ----------  ---------    -----------
          U.S. Treasury securities and obligations of
          U.S. government corporations and agencies   $ 39,818    $    1,080  $       -      $ 40,898
          Obligations of state and political            10,804           535          -        11,339
          subdivisions
          Corporate securities                          43,326           833         343       43,816
                                                      ---------   ----------  ---------    -----------
          Total available-for-sale securities         $ 93,948    $    2,448  $     343      $ 96,053
                                                      ========    ==========  =========    ==========



Gross proceeds from sales of securities were $35,040,000, $15,516,000 and $0 for the fiscal years ended March 31, 2002, 2001, and 2000, respectively, resulting in gross gains of $19,000, $89,000, and $0 and gross losses of $19,000, $0, and $0, respectively.

At March 31, 2002 and 2001, U.S. Government obligations with a carrying value of $500,000 and $800,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and estimated market value of available-for-sale securities by contractual maturity are shown below; expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (000s omitted):


                                                                                2002
                                                                  -----------------------------
                                                                  Amortized          Estimated
                                                                     Cost          Market Value
                                                                  ---------        ------------

                Due in one year or less                             $ 21,423          $ 21,822
                Due in one year through five years                    59,517            60,302
                Due after five years through ten years                17,050            17,280
                Due after ten years                                    9,778             9,426
                                                                    --------          --------
                Subtotal                                            $107,768          $108,830
                Mortgage-backed securities                          $  4,878          $  4,932
                Equity securities                                   $  5,002          $  4,785
                                                                    --------          --------

                Total                                               $117,648          $118,547
                                                                    ========          ========


NOTE 3 - LOANS HELD FOR SALE
The Bank routinely sells to investors its originated residential mortgage loans. All fixed rate residential mortgages recently originated or financed are identified as held for sale. They are accounted for at the lower of cost or market on an aggregate basis. Loans held for sale are as follows (000s omitted):


                                                                            2002            2001
                                                                         ----------      ---------

                Loans held for sale                                      $   135         $   1,969
                Allowance for lower of cost or market adjustment              (9)               (5)
                                                                         -------         ---------

                Total                                                    $   126         $   1,964
                                                                         =======         =========

The Bank had outstanding forward contracts to sell mortgage loans of approximately $6,100,000 and $7,890,000 at March 31, 2002 and 2001,
respectively.

NOTE 4 - LOANS
Balances of loans are as follows (000s omitted):


                                                                      2002                       2001
                                                                   ----------                 ----------

                MORTGAGE LOANS ON REAL ESTATE:
                One- to four-family mortgage                       $ 385,765                  $ 395,484
                Commercial real estate                               144,817                    113,715
                Construction                                          27,541                     18,479
                Home equity loans and lines of credit                 71,266                     66,687
                                                                   ---------                  ---------
                                                                     629,389                    594,365
                Commercial loans                                      42,137                     22,676
                CONSUMER INSTALLMENT LOANS:
                Automobile                                            61,661                     55,490
                Other consumer                                        15,015                     12,344
                                                                   ---------                  ---------
                                                                      76,676                     67,834
                                                                   ---------                  ---------
                Total loans                                          748,202                    684,875

                Less:
                Allowance for loan losses                             11,020                     10,831
                Deferred loan origination and other fees               1,618                      1,595
                                                                   ---------                  ---------
                Net loans                                          $ 735,564                  $ 672,449
                                                                   =========                  =========



Related parties, including senior officers and directors of the Bank, had loans totaling approximately $12,050,000 and $4,952,000 at March 31, 2002 and 2001, respectively. For the years ended March 31, 2002 and 2001, $9,060,000 and $2,967,000 of new loans were made and repayments totaled $1,962,000 and $978,000, respectively.

Activity in the allowance for loan losses was as follows (000s omitted):


                                                          2002              2001             2000
                                                       ----------           ----             ----

                Balance - Beginning of year            $ 10,831         $  10,461        $  11,161

                Provision for loan losses                   996               780             (483)
                Charge-offs                              (1,173)             (489)            (235)
                Recoveries                                  366                79               18
                                                       --------        ----------        ---------

                Balance - End of year                  $ 11,020         $  10,831        $  10,461
                                                       ========         =========        =========


The following is a summary of information pertaining to impaired loans (000s omitted):

                                                                                                   2002           2001
                                                                                                ---------       --------
                Impaired loans without a valuation allowance                                    $      -        $   303
                Impaired loans with a valuation allowance                                            434              -
                                                                                                ---------       --------
                Total impaired loans                                                            $    434        $   303
                                                                                                =========       ========
                Valuation allowance related to impaired loans                                   $    245        $     -
                                                                                                =========       ========
                                                                                   2002           2001            2000
                                                                                ----------      ---------       --------
                Average investment in impaired loans                            $     533       $    181        $    92
                                                                                ==========      =========       ========
                Interest income recognized on impaired loans                    $       -       $      -        $     -
                                                                                ==========      =========       ========
                Interest income recognized on cash basis
                  on impaired loans                                             $       -       $      -        $     -
                                                                                ==========      =========       ========

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment were as follows (000s omitted):

                                                                                                  2002            2001
                                                                                                --------        --------
                Land                                                                            $  1,804        $ 1,711
                Office buildings                                                                  10,984         10,569
                Furniture, fixtures, and equipment                                                 6,962          6,504
                                                                                                --------        -------
                Total premises and equipment                                                      19,750         18,784

                Less accumulated depreciation                                                     (9,750)        (9,392)
                                                                                                --------        -------
                Net carrying amount                                                             $ 10,000        $ 9,392
                                                                                                ========        =======

Depreciation expense for the years ended March 31, 2002, 2001 and 2000 amounted to $1,237,000, $1,161,000, and $888,000, respectively.

NOTE 6 - SERVICING

The Bank routinely sells to investors its originated residential mortgage loans. The mortgage loans serviced for others are not included in the consolidated statement of financial condition. Loans serviced for others were approximately $246,200,000 and $283,900,000 at March 31, 2002 and 2001, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at March 31, 2002 and 2001 was $1,959,000 and $2,554,000, respectively. The fair values of these rights were $1,959,000 and $2,554,000, respectively. The fair value of servicing rights was determined using discount rates ranging from 8.00 percent to 8.04 percent and 9.00 percent to 9.04 percent at March 31, 2002 and 2001, respectively, and prepayment speeds ranging from 148 percent to 154 percent and from 147 percent to 153 percent at March 31, 2002 and 2001, respectively, depending upon the stratification of the specific right. Stratification includes type, term, rate, size, and date.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

                                                                                   2002           2001            2000
                                                                                ----------      ---------       --------
                Mortgage servicing rights capitalized                           $     486       $    365        $ 1,465
                                                                                ==========      =========       ========
                Mortgage servicing rights amortized                             $     881       $    416        $   179
                                                                                ==========      =========       ========
                Valuation allowances:
                Balance at beginning of year                                    $     200       $      -        $     -
                Additions                                                             200            200              -
                Reductions                                                              -              -              -
                Write-downs                                                             -              -              -
                                                                                ----------      ---------       --------
                Balance at end of year                                          $     400       $    200        $     -
                                                                                ==========      =========       ========

NOTE 7 - DEPOSITS

Interest-bearing deposit balances are summarized as follows (000s omitted):

                                                                                                   2002            2001
                                                                                                ---------       ----------
        Interest-bearing:
        Passbook and savings deposits                                                           $  79,527       $   86,032
        NOW accounts                                                                               76,735           69,752
        Money market variable rate accounts                                                       158,085           91,423
        Certificates of deposit                                                                   289,310          314,808
                                                                                                ---------       ----------
        Total interest-bearing                                                                  $ 603,657       $  562,015
                                                                                                =========       ==========

Certificates of deposit individually exceeding $100,000 were approximately $66,132,000 and $67,762,000 at March 31, 2002 and 2001, respectively.

Scheduled annual maturities of certificates of deposit were as follows at March 31, 2002 (000s omitted):

                1-12 months                                          $ 202,110
                13-24 months                                            22,341
                25-36 months                                            32,288
                37-48 months                                            14,770
                49-60 months                                             8,443
                61 months and thereafter                                 9,358
                                                                     ---------
                Total                                                $ 289,310
                                                                     =========

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of fixed rate advances that bear interest at rates ranging from 4.35 percent to 7.31 percent payable monthly. The advances are collateralized by approximately $383,000,000 and $478,000,000 of mortgage loans and investment securities as of March 31, 2002 and 2001, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank. Future maturities of the advances are as follows at March 31, 2002 (000s omitted):

                Years Ending
                March 31                                    Amount
                ------------                             -----------
                2003                                      $  18,000
                2004                                          7,000
                2005                                         27,601
                2006                                         20,000
                2007                                         28,869
                2008 and thereafter                          49,945
                                                         -----------
                Total                                     $ 151,415
                                                         ===========

NOTE 9 - FEDERAL INCOME TAXES

The consolidated provision for federal income taxes consisted of the following (000s omitted):

                                                            2002          2001           2000
                                                          -------       -------        -------
                Current tax expense                       $ 4,998       $ 3,864        $ 1,980
                Deferred tax expense (benefit)                420        (2,899)           900
                                                          -------       -------        -------
                Total income tax expense                  $ 5,418       $   965        $ 2,880
                                                          =======       =======        =======

Federal income tax expense differed from the amounts computed by applying the statutory income tax rate to income before federal income tax expense as a result of the following (000s omitted):


                                                              2002          2001          2000
                                                            -------       -------       --------
                Statutory rates                             $ 5,558       $ 1,411       $ 2,987
                Increase (decrease) resulting from:
                Change in valuation allowance                     -          (500)            -
                Other                                          (140)           54          (107)
                                                            -------       -------       -------
                Total income tax expense                    $ 5,418       $   965       $ 2,880
                                                            =======       =======       =======

The net deferred tax asset was comprised of the following temporary differences (000s omitted):

                                                                        2002            2001
                                                                       ------          ------
                Deferred tax assets:
                Allowance for loan losses                              $3,636          $3,539
                Contribution carryover                                  3,059           3,554
                Depreciation                                              329             276
                Deferred loan fees                                        425             371
                Employee benefits                                       1,207           1,575
                Other                                                     147              91
                                                                       ------          ------
                Total deferred tax assets                               8,803           9,406

                Less valuation allowance                                    -               -
                                                                       ------          ------
                Net deferred tax assets                                 8,803           9,406

                Deferred tax liabilities:
                Original issue discount                                   900             803
                Mortgage servicing rights                                 666             935
                Installment sale                                          175             196
                Net unrealized gain on available-for-sale securities      306             716
                Accretion                                                 287             269
                Other                                                     168             176
                                                                       ------          ------
                Total deferred tax liabilities                          2,502           3,095
                                                                       ------          ------
                Net deferred tax asset                                 $6,301          $6,311
                                                                       ======          ======

The Bank has not recognized a deferred tax liability for tax bad debt reserves of approximately $6,600,000 that existed at December 31, 1987, because it is not expected that this temporary difference will reverse in the foreseeable future.

NOTE 10 - EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION PLAN - The Bank is a participant in the multiple-employer Financial Institutions Retirement Fund ("FIRF" or the "Plan"), which covers substantially all of its officers and employees. The Plan, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Bank's contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific Plan assets and accumulated benefit information for the Bank's portion of the Plan are not available. Under the Employee Retirement Income Security Act of 1974 (ERISA), a contributor to a multiple-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Bank has no present intention to withdraw from the Plan. The Bank was fully funded in the Plan as of March 31, 2002. The expense of the Plan allocated to the Bank for the years ended March 31, 2002, 2001, and 2000 amounted to $0.

DEFINED CONTRIBUTION PLAN - The Company has a qualified savings plan under
Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have completed at least one year of service. Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain maximums established by the Internal Revenue Service. The Company will match up to 50 percent of the first 4 percent of the employees' compensation deferred each year. The Company made matching contributions for the fiscal years 2002, 2001, and 2000 of approximately $87,700, $66,300, and $68,500, respectively.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN - In 2000, the Bank entered into an agreement to provide salary continuation supplemental payments at retirement to its president. The Bank purchased an annuity during the year that fully funded the Plan. The amount recorded under the agreement, as determined by accruing the benefit over the expected work life of its president, totaled approximately $950,000 at March 31, 2001. The expense associated with the agreement was $101,000, $315,000, and $615,000 for the years ended March 31, 2002, 2001, and
2000, respectively.

OTHER BENEFITS - The Bank has entered into deferred fee arrangements with certain of its directors. The amounts deferred under the arrangements are transferred into a trust. At March 31, 2002 and 2001, the Bank had recorded $2,112,000 and $1,269,000, respectively, as an asset with a corresponding liability in the consolidated balance sheet.

EMPLOYEE STOCK OWNERSHIP PLAN - Effective January 1, 2001, the Bank implemented an employee stock ownership plan (ESOP). The ESOP covers all employees with more than one year of service who have completed at least 1,000 hours of service and who have attained the age of 21. As part of the conversion, the Company provided a loan to the ESOP, which was used to purchase 762,140 shares of the Company's outstanding stock in the open market. The loan bears interest equal to the prime rate at the time of conversion and provides for the repayment of principal over the 15-year term of the loan. The scheduled maturities of the loan as of March 31, 2002 are as follows (000s omitted):

                Years Ending
                March 31                              Amount
                                                      -------
                2003                                  $   397
                2004                                      431
                2005                                      466
                2006                                      507
                2007                                      551
                2008 and thereafter                     7,612
                                                      -------
                Total                                 $ 9,964
                                                      =======

The Company has committed to make contributions to the ESOP sufficient to support debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account for the allocation among the participants as the loan is paid. Dividends paid on unallocated shares are not considered dividends for financial reporting purposes and are used to pay principal and interest on the ESOP loan. Dividends on allocated shares are charged to retained earnings. Total compensation expense applicable to the ESOP amounted to $1,022,649 and $0 for the year ended March 31, 2002 and 2001, respectively.

Shares held by the ESOP include the following at March 31:

                                                   2002              2001
                                                 --------          -------
                Allocated                        $ 50,809         $      -
                Committed to be allocated               -                -
                Unallocated                       711,331          762,140
                                                 --------         --------
                Total                             762,140          762,140
                                                 ========         ========

The fair value of the unearned shares was approximately $13,558,000 and $10,146,000 at March 31, 2002 and 2001, respectively.

NOTE 11 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios, which are shown in the table below.

As of March 31, 2002 and 2001, the most recent notification from the Company's and the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the Company's and the Bank's capital category.

At March 31, 2002 and 2001, consolidated actual capital levels and minimum required levels were as follows (000s omitted):

                                                                      For Capital
                                             Actual                Adequacy Purposes                    To be Well Capitalized
                                      --------------------  ---------------------------------- -------------------------------------
                                                  Ratio                                                      Ratio
                                      Amount    (Percent)   Amount            Ratio      Amount            (Percent)
                                      ------    ---------   ------            -----      ------            ---------
    March 31, 2002:
    Total Capital to Risk
      Weighted Assets:
        Consolidated                 $159,200     23.3%    $54,700         >   8.0%      $68,400          >   10.0%
                                                                           -                              -
        Citizens First Savings Bank   121,600     18.3%     53,300         >   8.0%       66,700          >   10.0%
                                                                           -                              -
    Tier 1 Capital to Risk
      Weighted Assets:
        Consolidated                  150,600     22.0%     27,400         >   4.0%       41,100          >    6.0%
                                                                           -                              -
       Citizens First Savings Bank    113,300     17.0%     26,700         >   4.0%       40,000          >    6.0%
                                                                           -                              -
    Tier 1 Capital to
      Average Assets:
        Consolidated                  150,600     16.4%     27,400         >   3.0%       45,800          >    5.0%
                                                                           -                              -
        Citizens First Savings Bank   113,300     12.4%     27,500         >   3.0%       45,800          >    5.0%
                                                                           -                              -
    March 31, 2001:
    Total Capital to Risk
      Weighted Assets:
        Consolidated                  155,700     25.5%     48,900         >   8.0%          N/A          >    N/A%
                                                                           -                              -
        Citizens First Savings Bank   110,800     18.2%     48,600         >   8.0%       60,800          >    10.0%
    Tier 1 Capital to Risk                                                 -                              -
      Weighted Assets:
        Consolidated                  148,100     24.3%     24,400         >   4.0%          N/A          >     N/A%
                                                                           -                              -
        Citizens First Savings Bank   103,100     17.0%     24,300         >   4.0%       36,500          >     6.0%
                                                                           -                              -
    Tier 1 Capital to
      Average Assets:
        Consolidated                  148,100     17.5%     25,500         >   3.0%          N/A          >     N/A%
                                                                           -                              -
        Citizens First Savings Bank   103,100     12.2%     25,300         >   3.0%       42,200          >     5.0%
                                                                           -                              -

NOTE 12 - RESTRICTIONS ON DIVIDENDS, LOANS, AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank.

At March 31, 2002, the Bank's retained earnings available for the payment of dividends was $28,379,000. Accordingly, $86,001,000 of the Company's equity in the net assets of the Bank was restricted at March 31, 2002.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 12 - OFF-BALANCE-SHEET ACTIVITIES

CREDIT-RELATED FINANCIAL INSTRUMENTS - The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at March 31, 2002 and 2001 were as follows (000s omitted):


                                                                          2002          2001
                                                                      ---------     ---------
                Letters of credit                                     $      60     $     230
                Unused lines of credit                                   58,300        38,300
                Commitments to originate loans or to refinance
                  existing loans:
                Mortgage                                                 69,700       110,700
                Consumer                                                  6,700         5,300
                Commercial                                               35,400        20,600
                                                                      ---------     ---------
                Total commitments to extend credit                    $ 170,160     $ 175,130
                                                                      =========     =========


The Bank had $6,100,000 and $7,890,000 in forward contracts to sell mortgage loans for the years ended March 31, 2002 and 2001, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The Company generally holds collateral supporting those commitments if deemed necessary.

COLLATERAL REQUIREMENTS - To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS - The carrying amounts and estimated fair values of the Bank's financial instruments are presented to the right. Certain assets, the most significant being premises, equipment, the deposit base, and other customer relationship intangibles, do not meet the definition of a financial instrument and are excluded from this disclosure. Accordingly, this fair value information is not intended to, and does not, represent the Company and its subsidiary's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimates necessarily involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The carrying amounts and estimated fair values of financial instruments were as follows (000s omitted):

                                           2002                   2001
                                  ---------------------   --------------------
                                  Carrying    Estimated   Carrying   Estimated
                                   Amount    Fair Value    Amount   Fair Value
                                  --------   ----------   --------  ----------

Financial assets:
Cash and cash equivalents         $ 57,926     $ 57,926   $ 53,618    $ 53,618
Securities available for sale      118,547      118,547     96,053      96,053
Loans held for sale                    126          126      1,964       1,964
Loans                              735,564      732,063    672,449     676,635
Accrued interest receivable          5,131        5,131      5,339       5,339

Financial liabilities:
Deposits                           634,014      636,440    581,281     584,234
FHLB advances                      151,415      154,121    114,931     115,385
Advance payments by borrowers        1,458        1,458      1,774       1,774
Accrued interest payable               894          894      1,895       1,895


The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENT - The carrying amounts of cash and short-term instruments approximate fair values.

SECURITIES - Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

LOANS HELD FOR SALE - Fair values of mortgage loans held for sale are valued at the lower of aggregate cost or market value based on commitments on hand from investors or prevailing market prices.

LOANS - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted by estimated credit losses. Fair values for mortgage loans, commercial loans, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSITS - The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts, and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB ADVANCES - The fair values of the Company's FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST - The carrying amounts of accrued interest approximate fair value.

OFF-BALANCE-SHEET INSTRUMENTS - Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of loan commitments and standby letters of credit, valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles, is not considered material.

The fair value of off-balance-sheet financial instruments used for risk management purposes, which consists solely of forward contracts extending from 45-90 days to sell mortgage loans, is estimated by obtaining quotes from brokers and U.S. government agencies or by cash flow analysis comparing forward with current rates. The notional amount of forward contracts at March 31, 2002 and 2001 was $6,100,000 and $7,890,000, respectively. The fair value of these contracts is not material.

NOTE 15 - STOCK REPURCHASE PROGRAM
On September 24, 2001, the Board of Directors of Citizens First Bancorp, Inc. adopted the Company's Stock Repurchase Program. The program allowed management to repurchase up to 476,338 shares of the Company's common stock. On March 28, 2002, the Board of Directors of Citizens First Bancorp, Inc. adopted an additional repurchase program. The program allowed management to repurchase up to an additional 476,338 shares of the Company's common stock. The repurchased shares will be reserved for later reissue in connection with future stock dividends, dividend reinvestment plans, employee benefit plans, and other general corporate purposes.

The Company released data on May 15, 2002 that stated the Company had repurchased a total of 476,388 shares through March 31, 2002. These shares were repurchased at a weighted average price of $15.67 per share.

NOTE 16 - PARENT-ONLY FINANCIAL STATEMENTS
The following represents the condensed financial statements of Citizens First Bancorp, Inc. ("Parent") only. The Parent-only financial information should be read in conjunction with the Company's consolidated financial statements.

The condensed balance sheet at March 31 is as follows (000s omitted):

                                                          2002        2001
                                                        --------    --------
ASSETS
Cash at subsidiary bank                                 $  9,355    $ 28,307
Securities available for sale                             20,690      14,285
Investment in subsidiary                                 114,380     104,651
Deferred taxes and other assets                            7,015       2,478
                                                        --------    --------

Total assets                                            $151,440    $149,721
                                                        ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY                    $151,440    $149,721
                                                        ========    ========

The condensed statement of operations for the years ended March 31 is as follows (000s omitted):

                                                          2002        2001
                                                        --------    --------

Operating income                                        $  1,186    $     --
Operating expense                                           (645)     (7,057)
                                                        --------    --------

Income (loss) - Before income taxes and equity in
  undistributed net income of subsidiary                     541      (7,057)

Income tax (expense) benefit                                (187)      2,400
                                                        --------    --------

Income (loss) - Before equity in income of subsidiary        354      (4,657)

Equity in undistributed net income of subsidiary          10,194       7,843
                                                        --------    --------

Net income                                              $ 10,548    $  3,186
                                                        ========    ========

The condensed statement of cash flows for the years ended March 31 is as follows (000s omitted):

                                                        2002            2001
                                                      --------       --------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                            $ 10,548       $  3,186
Adjustments to reconcile net income to net cash
from operating activities:
Equity in income of subsidiary                         (10,194)        (7,843)
Provision for deferred taxes                             1,758         (2,400)
Charitable contributions in the form of Citizens
First Bancorp, Inc. common stock                            --          7,057
Net change in other assets                              (6,125)           (78)
                                                      --------       --------

Net cash used in operating activities                   (4,013)           (78)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments                                 (8,878)       (14,285)
Maturity of investments                                  1,972             --
Loan to employee stock ownership plan                       --        (10,479)
Investments in Citizens First Savings Bank                  --        (32,000)
                                                      --------       --------

Net cash used in investing activities                   (6,906)       (56,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from conversion                                --         85,149
Purchase of Treasury Stock                              (7,462)            --
Payment of dividends                                    (1,369)            --
Proceeds from issuance of ESOP shares                      798             --
                                                      --------       --------

Net cash (used in) provided by financing activities     (8,033)        85,149
                                                      --------       --------

NET INCREASE IN CASH AND CASH EQUIVALENTS              (18,952)        28,307

CASH AND CASH EQUIVALENTS - Beginning of year           28,307             --
                                                      --------       --------

CASH AND CASH EQUIVALENTS - End of year               $  9,355       $ 28,307
                                                      ========       ========

NOTE 17 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2002 and 2001 (000s omitted):

                                                For the Three-month Periods Ending
                                    ----------------------------------------------------------
                                    June 30,     September 30,     December 31,      March 31,
                                      2001           2001              2001             2002
                                    --------    -------------     ------------      ---------
Interest income                     $17,025           $17,103          $15,870        $15,469
Interest expense                      8,399             8,566            6,986          6,740
                                    -------           -------          -------        -------

Net interest income                   8,626             8,537            8,884          8,729
Provision for losses on loans           249               249              249            249
Other income                            855               603            1,803          1,460
Other expenses                        5,088             5,389            6,155          5,903
                                    -------           -------          -------        -------

Income (loss) before income taxes     4,144             3,502            4,283          4,037
Federal income taxes                  1,422             1,155            1,479          1,362
                                    -------           -------          -------        -------

Net income                          $ 2,722           $ 2,347          $ 2,804        $ 2,675
                                    =======           =======          =======        =======

Basic earnings per share            $  0.31           $  0.27          $  0.33        $  0.32


                                                For the Three-month Periods Ending
                                    ----------------------------------------------------------
                                    June 30,     September 30,     December 31,      March 31,
                                      2000           2000              2000             2001
                                    --------    -------------     ------------      ---------

Interest income                     $ 14,018         $ 14,933         $ 15,047       $ 16,519
Interest expense                       7,727            8,662            8,739          8,984
                                    --------         --------         --------       --------

Net interest income                    6,291            6,271            6,308          7,535
Provision for losses on loans           --                106               86            588
Other income                           1,118              875              718            557
Other expenses                         4,181            4,156            4,101         12,304
                                    --------         --------         --------       --------

Income (loss) before income taxes      3,228            2,884            2,839         (4,800)
Federal income taxes                   1,143              840              427         (1,445)
                                    --------         --------         --------       --------

Net income (loss)                   $  2,085         $  2,044         $  2,412       $ (3,355)
                                    ========         ========         ========       ========

Basic earnings per share                 N/A              N/A              N/A            N/A