Form 10-KT, Exhibit 13
period 2002-12-31
CITIZENS FIRST BANCORP INC
filed 2003-03-31
CIK 1127442

                                                                      Exhibit 13

                  Selected Portions of Report to Stockholders
                     For the Period Ended December 31, 2002

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


The Company's common stock is traded on the Nasdaq National Market under the symbol "CTZN." As of February 7, 2003, the Company had approximately 1,101 holders of record. The Company's common stock began trading on March 7, 2001.

The following table sets forth, for the quarters indicated, the high and low bid information for the Company's common stock and the dividends paid per share:

                                                                       2002
                                -----------------------------------------------------------------------
                                   1/1 - 3/31             4/1 - 6/30          7/1 - 9/30    10/1 - 12/31
                                ----------------         -----------         -----------     ----------
High                            $          19.30         $     23.33         $     22.92     $    21.96
Low                             $          15.88         $     22.23         $     22.18     $    21.76
Dividend Paid(1)                $           0.08         $      0.08         $      0.08     $     0.08



                                                                       2001
                                -----------------------------------------------------------------------
                                   1/1 - 3/31             4/1 - 6/30          7/1 - 9/30    10/1 - 12/31
                                ----------------         -----------         -----------     ----------
High                                         N/A         $     15.24         $     16.66     $    16.35
Low                                          N/A         $     13.13         $     12.52     $    14.75
Dividend Paid(1)                             N/A                 N/A                 N/A     $     0.08






(1)To the extent that the table shows dividends were paid with regard to any quarter, dividends were paid once per quarter.

The Company intends to continue to pay regular quarterly dividends. The declaration and payment of dividends, however, are subject to the discretion of the Board of Directors and to compliance requirements under applicable law. For additional information, see "Regulation and Supervision "in the "Business" section of the Company's Form 10-K filed with the SEC for the transition period ended December 31, 2002 and Note 12 to the Company's Consolidated Financial Statements. Determination of the timing and amount of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements, future business prospects, general business conditions and other factors that the Board of Directors may deem relevant. At this time, the Company does not believe that there are any restrictions that would currently materially limit the Company's ability to pay dividends or that the Company believes are likely to limit materially the future payment of dividends on its common stock.

SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2002 and March 31, 2002, 2001, 2000 and 1999, and for the nine months ended December 31, 2002 and for each of the fiscal years ended March 31, 2002, 2001, 2000 and 1999, have been derived from our audited Consolidated Financial Statements and the Notes thereto, together with the report of our independent auditors, which appear elsewhere in this Report.

This selected financial data might not be a good indicator of our expected results for the year ending December 31, 2003 or subsequent periods. You should read the selected financial data together with the Consolidated Financial Statements and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report. For a list of some of the factors that may affect our future results, see the caption "Forward-Looking Statements" under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                    AT DEC. 31,              AT MARCH 31, (DOLLAR IN THOUSANDS)
                                   -----------    -------------------------------------------------------
                                      2002          2002             2001           2000         1999
                                     -------       -------         -------         -------      -------
SELECTED CONSOLIDATED FINANCIAL DATA:

Total assets                       $1,000,184     $ 946,356       $ 855,866       $ 741,570     $ 645,756
Cash and cash equivalents              40,356        57,926          53,618          45,182        16,264
Loans, net                            819,136       735,564         672,449         568,503       590,637
Securities available-for-sale         100,382       118,547          96,053          99,407         6,549
Deposits                              671,830       634,014         581,281         601,008       526,840
FHLB advances                         173,003       151,415         114,931          70,502        54,267
Total equity                          148,155       151,440         149,721          63,259        57,513
Real estate owned, net                    353           953             282              80            75
Total nonperforming assets              2,767         2,746           2,029           1,326           939


                                9 MONTHS
                               ENDED DEC 31,       FOR THE YEAR ENDED MARCH 31, (DOLLARS IN THOUSANDS)
                               -------------       ----------------------------------------------------
                                   2002             2002             2001          2000          1999
                                 -------           -------         -------       -------        -------
Total interest income            $45,941           $65,467         $60,517       $51,928        $49,764
Total interest expense            20,129            30,691          34,112        27,063         26,240
                                 -------           -------         -------       -------        -------
Net interest income               25,812            34,776          26,405        24,865         23,524
Provision for loan losses            892               996             780          (483)         3,800
                                 -------           -------         -------       -------        -------
Net interest income after
   provision for loan losses      24,920            33,780          25,625        25,348         19,724
Noninterest income:
   Net gain on sale of
     securities                      108                 -              89             -          6,082
   Other                           6,338             4,721           3,179          (314)         3,949
Noninterest expense               17,340            22,535          24,742        16,248         22,612
                                 -------           -------         -------       -------        -------
Income before income taxes        14,026            15,966           4,151         8,786          7,143
Income taxes                       4,842             5,418             965         2,880            539
                                 -------           -------         -------       -------        -------
Net income                       $ 9,184           $10,548         $ 3,186       $ 5,906        $ 6,604



        ASSET GROWTH RATE


  For Year Ended March 31,    Ended Dec. 31,
----------------------------  --------------
1999    2000   2001   2002     2002     5YR
6.60   14.84  15.41  10.57     5.69   10.62



        RETURN ON AVERAGE ASSETS


 For Year Ended March 31,      9 Months
                             Ended Dec. 31,
1999    2000   2001   2002    2002     5YR
---------------------------  --------------
1.01    0.85   0.39   1.16    1.26    0.93

                                            9 MONTHS
                                          ENDED DEC 31, FOR THE YEAR ENDED MARCH 31, (DOLLARS IN THOUSANDS)
                                         -------------  ---------------------------------------------------
                                              2002        2002         2001       2000        1999
                                            -------     --------     --------   --------    --------
PERFORMANCE RATIOS:

Average yield on interest-earning assets      6.45%        7.39%       7.78%       7.97%       7.87%
Average rate paid on interest-bearing
   liabilities                                3.38         4.22        4.77        4.44        4.62
Average interest rate spread                  3.07         3.17        3.01        3.53        3.25
Net interest margin                           3.63         3.93        3.40        3.82        3.72
Ratio of interest-earning assets to
   interest-bearing liabilities             119.65       121.71      108.68      106.90      111.30
Net interest income after provision for
   loan losses to noninterest expense       143.71       149.90      103.57      156.01       87.23
Noninterest expense as a percent
   of average assets                          2.44         2.54        3.04        2.35        3.46
Return on average assets                      1.26         1.16        0.39        0.85        1.01
Return on average equity                      8.25         7.00        4.15        9.35       12.29
Ratio of average equity to
   average assets                            15.24        16.49        9.42        9.11        8.23


                                       AT OR FOR YEAR
                                        ENDED DEC 31,   AT OR FOR YEAR ENDED  MARCH 31, (DOLLARS IN THOUSANDS)
                                       --------------   ------------------------------------------------------
                                            2002               2002      2001        2000        1999
                                        -----------          --------  --------    --------    ---------
REGULATORY CAPITAL RATIOS:
Leverage Capital Ratio                      15.40              16.40     16.70        8.50         8.80
Risk-based capital ratio                    20.70              22.00     24.40       13.10        14.20

ASSET QUALITY RATIOS:
Nonperforming loans and troubled
  debt restructurings as a percent
  of total loans                             0.29               0.24      0.26        0.22         0.14
Nonperforming assets and troubled
  debt restructurings as a percent
  of total assets                            0.28               0.29      0.21        0.18         0.15
Allowance for loan losses as a percent
  of total loans                             1.33               1.47      1.58        1.80         1.85
Allowance for loan losses as a percent
  of nonperforming loans and troubled
  debt restructurings                      459.07             614.61    598.40      839.57     1,281.78
Net loans charged-off to average
interest-earning loans                       0.10               0.11      0.06        0.04         0.03
Full service offices at end of period          15                 15        14          14           14



Note: The data for the fiscal year ended March 31, 2001 is not comparable to the data for the other periods. In particular, in the fiscal year ended
March 31, 2001, the Company made a one-time charitable contribution in the amount of $7.1 million to the Citizens Charitable Foundation. Excluding this contribution and the related tax deduction, net income for that fiscal year would have been $7.8 million, rather than $3.2 million as shown in the table. For more information, see "Comparison of Operating Results for the Fiscal Years Ended March 31, 2002 and March 31, 2001" included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Report.


                                         9 MONTHS
                                        ENDED DEC 31,           FOR THE YEAR ENDED MARCH 31,
                                        -------------    -------------------------------------------
                                           2002           2002         2001       2000        1999
                                        -------------    -------     --------   --------    --------
Income per Common Share                      1.14          1.23         N/A        N/A         N/A
Cash Dividends per Common Share              0.24          0.16         N/A        N/A         N/A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes contained in this Annual Report to Stockholders.

FORWARD-LOOKING STATEMENTS
The Company or the Bank may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Stockholders, in the Company's Form 10-K filed with the Securities and Exchange Commission (the "SEC"), in other filings with the SEC and in other communications by the Company and the Bank, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs, loan loss allowances and provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, capital and other expenditures and synergies, efficiencies, cost savings and funding and other advantages expected to be realized from various activities. The words, "may, "could," "should," "would," "will", "believe," "anticipate," "estimate," "expect," "intend," "plan," "project," "predict," "continue," and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, strategies, objectives, goals, expectations, anticipations, estimates or intentions that are subject to significant risks or uncertainties or that are based on certain assumptions. Future results and the actual effect of plans and strategies are inherently uncertain, and actual results could differ materially from those anticipated in the forward-looking statements, depending upon various important factors, risks or uncertainties. The following factors, many of which are subject to change based on various other factors, including factors beyond the Company's control, and other factors, including others discussed in this Annual Report to Stockholders, in the Company's Form 10-K, other factors identified in the Company's other filings with the SEC, as well as other factors identified by management from time to time, could have a material adverse effect on the Company, the Bank and their subsidiaries and their operations or cause their financial performance to differ materially from the plans, objectives, expectations, estimates or intentions expressed in the Company's or the Bank's forward-looking statements:


- The strength of the United States economy in general and the strength of the local economies in which the Company and the Bank conduct operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets.

- The economic impact of past and any future terrorist attacks, acts of war or threats of war and the response of the United States to any of these threats or attacks.

- The effects of, and changes in, federal, state and local laws, regulations, rules and policies including laws, regulations, rules and policies affecting taxes, banking, securities, insurance and monetary and financial matters.

- The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate and other policies of the Federal Reserve Board and policies of the United States Treasury.

- Inflation, interest rates, market and monetary fluctuations, including the effects of changes in the rate of prepayments of the Bank's assets.

-    The quality or composition of the Bank's loan portfolio.

-    Demand for loan products and services.

-    Deposit flows.

- The ability of the Company and the Bank to compete with other financial institutions due to increases in competitive pressures in the financial services sector.

- The ability of the Company to obtain new customers and to retain existing customers.

- The timely development of, and acceptance of, products and services of the Company and the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services.

- The willingness of users to substitute competitors' products and services for the Company's and the Bank's products and services.

- The Company's and the Bank's success in gaining regulatory approval of their products and services, when required.

- The impact of technological changes implemented by the Company and the Bank and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers. In this regard, in October 2002, Citizens First entered into an agreement with Fiserv Solutions, Inc. ("Fiserv") relating to Fiserv's ITI software package. Citizens First believes that the Fiserv ITI software package, together with planned upgrades to the Bank's PCs and data line connectivity, should provide it with significant processing improvements that it believes will allow enhanced customer service and efficiencies within the Bank. There can be no assurance, however, that the planned computer conversion will not be more difficult or expensive than anticipated or have unforeseen consequences. For additional information about the planned computer conversion, see "Planned Computer Conversion" in the Company's "Business" section of its Form 10-K filed with the SEC for the transition period ended December 31, 2002.

- The ability of the Company to develop and maintain secure and reliable electronic systems.

- The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

- Consumer spending and saving habits which may change in a manner that adversely affects the Company's business.

- Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

- Unanticipated litigation or disputes and the costs, effects and outcomes of existing or future litigation or disputes.

- The effects of, and changes in, accounting principles, guidelines, policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

This list of important factors is not exclusive. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements. Neither the Company nor the Bank undertakes - and each specifically disclaims any obligation - to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank or to release publicly the result of any revisions that may be made to any forward-looking statements, including revisions to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

OPERATING STRATEGY

Citizens First is a community-oriented financial institution, offering a wide range of deposit and loan products to its customers. In recent years, Citizens First's strategy has been one of controlled balance sheet growth and broader diversification of its loan products and loan portfolio. Beginning in 1995,Citizens First determined that it would originate its fixed-rate one-to-four-family residential mortgage loans primarily for sale, while generally retaining the servicing rights as to those mortgages. Since that time, Citizens First has emphasized originating residential mortgage loans, commercial and multi-family real estate loans, construction loans, commercial loans, automobile loans, home equity loans and lines of credit and a variety of consumer loans. It has also emphasized increasing sources of noninterest income.

CRITICAL ACCOUNTING POLICIES

Management has established various accounting policies that govern how accounting principles generally accepted in the United States of America are used to prepare the Company's financial statements. The Company's significant accounting policies are described in the Notes to the Consolidated Financial Statements of this Annual Report to Stockholders. Certain accounting policies require management to make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the carrying value of certain of the Company's assets and liabilities, on the Company's net income and on the Company's overall financial condition and results of operations. The estimates and assumptions management uses are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Actual results could differ significantly as a result of these estimates and assumptions, and different estimates and assumptions could have a material impact on the carrying value of certain of the Company's assets and liabilities, on the Company's net income and on the Company's overall financial condition and results of operations for future reporting periods. Management believes that the Company's "critical accounting policies" relate to the Bank's allowance for loan losses and its valuation of its mortgage servicing rights. These policies are described in more detail below.

ALLOWANCE FOR LOAN LOSSES. Citizens First recognizes that losses will be experienced from originating loans and that the risk of loss will vary with, among other factors, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. To reflect the perceived risk associated with the Bank's loan portfolio, the Bank maintains an allowance for loan losses to absorb potential losses from loans in its loan portfolio. As losses are estimated to have occurred, management establishes a provision for loan losses, which is then charged directly against earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses represents management's estimate of probable losses based on information as of the date of the financial statements. Management evaluates whether the Bank's loan loss allowance is adequate at least quarterly by assessing the expected losses inherent in its loan portfolio. Management first reviews perceived higher risk loans, such as commercial and multi-family real estate loans and loans with significant balances, and establishes an allowance for those loans. Second, management reviews loans that have deteriorated below certain levels of credit risk, including impaired, or likely uncollectible loans, and loans that have been classified as "watch list" loans, and attributes a specified loan loss allowance to these reviewed loans. For additional information regarding how management determines whether a loan is impaired, or likely uncollectible, see Note 1 to the Company's Consolidated Financial Statements. Third, an appropriate level of loan loss is then determined for the remaining balance of the loan portfolio by applying varying loan loss factors. Management then analyzes whether the combined loan loss allowance is adequate by considering other factors that may have an impact on the performance of the loan portfolio, such as trends in real estate and collateral values, and adjusts the overall loan loss allowance. For additional information on how management determines the allowance for loan losses, see "Allowance for Loan Losses "in the "Business " section of the Company's Form 10-K relating to the transition period ended December 31, 2002 that was filed with the SEC.

No assurances can be given that Citizens First's level of allowance for loan losses will be sufficient to cover future loan losses incurred by Citizens First or that future adjustments to the allowance for loan losses will be unnecessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses or if historical trends change. Nevertheless, management believes that, based on information currently available, Citizens First's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. In addition, it is uncertain whether various regulatory agencies, as an integral part of their examination process and in reviewing Citizens First's loan portfolio, will request that Citizens First increase its allowance for loan losses. Citizens First believes, however, that it has established its existing loan loss allowance in conformity with generally accepted accounting principles. These agencies could, nevertheless, require Citizens First to provide additions to the allowance for loan losses based upon judgments of the agencies that are different from the judgments of management. For additional information about the regulation and supervision applicable to Citizens First and the Bancorp, see "Regulation and Supervision" in the "Business" section of the Company's Form 10-K relating to the transition period ended December 31, 2002 that was filed with the SEC.

In the last few years, although the percentage of the loan loss allowance to total loans has decreased, the Bank has increased the total amount of its allowance for loan losses to a level that it believes is consistent with that of other comparable financial institutions. For information on the Company's allowance for loan losses over the last five years, see "Historical Analysis of Loan Loss Allowance" in the "Business" section of the Company's Form 10-K relating to the transition period ended December 31, 2002 that was filed with the SEC. Because the estimates and assumptions underlying Citizens First's allowance for loan losses are inherently uncertain, different estimates and assumptions could require a material increase in the allowance for loan losses. Any material increase in the allowance in the allowance for loan losses could have a material adverse effect on Citizens First's net income and results of operations.


VALUATION OF MORTGAGE SERVICING RIGHTS. The Bank routinely sells its originated residential mortgage loans to investors, mainly Freddie Mac. Although Citizens First sells the mortgage loans, it frequently retains the servicing rights, or the rights to collect payments and otherwise service these loans, for an administrative or servicing fee. The mortgage loans that the Bank services for others are not included as assets in the Company's consolidated statement of financial condition. Loans serviced for others were approximately $322.0 million and $246.2 million at December 31, 2002 and March 31, 2002, respectively.


Citizens First's mortgage servicing rights relating to loans serviced for others represent an asset of the Bank. This asset is initially capitalized and included in other assets on the Company's balance sheet. The mortgage servicing rights are then amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage servicing rights. There are a number of factors, however, that can affect the ultimate value of the mortgage servicing rights to the Bank, including the estimated prepayment speed of the loan and the discount rate used to present value the loan. For example, if the mortgage loan is prepaid, the Bank will receive fewer servicing fees, meaning that the present value of the mortgage servicing rights is less than the carrying value of those rights on the Bank's balance sheet. Therefore, in an attempt to reflect an accurate expected value to the Bank of the mortgage servicing rights, the Bank receives a valuation of its mortgage servicing rights from an independent third party. The independent third party's valuation of the mortgage servicing rights is based on relevant characteristics of the Bank's loan servicing portfolio, such as loan terms, interest rates and recent prepayment experience, as well as current market interest rate levels, market forecasts and other economic conditions. Based upon the independent third party's valuation of the Bank's mortgage servicing rights, management then establishes a valuation allowance to quantify the likely impairment of the value of the mortgage servicing rights to the Bank. The estimates of prepayment speeds and discount rates are inherently uncertain, and different estimates could have a material impact on the Company's net income and results of operations. The valuation allowance is evaluated and adjusted quarterly by management to reflect changes in the fair value of the underlying mortgage servicing rights based on market conditions.


The balances of the Bank's capitalized mortgage servicing rights, net of valuation allowance, included in the Company's other assets at December 31, 2002 and March 31, 2002 were $1,939,000 and $1,959,000, respectively. These balances approximate the fair value of the Bank's mortgage servicing rights at these dates. The fair values of the Bank's mortgage servicing rights were determined using annual constant prepayment speeds of 33.93% and 15.38% and discount rates of 7.02% and 8.04% at December 31, 2002 and March 31, 2002, respectively. (Constant prepayment speeds are a statistical measure of the historical or expected prepayment of principal on a mortgage.) Different estimates of the prepayment speeds and discount rates or different assumptions could have a material impact on the value of the mortgage servicing rights and, therefore, on the Company's valuation allowance. These estimates and assumptions, in turn, could have a material impact on the Company's assets, net income and results of operations, and, accordingly, the Company considers the Bank's valuation of mortgage servicing rights to be a "critical accounting policy." For further discussion of the Bank's valuation allowance and valuation of mortgage servicing rights, including a table setting forth the valuation allowances established by management with regard to the Bank's mortgage servicing rights for the previous three periods, see Note 6 to the Company's Consolidated Financial Statements. As can be seen in that table, as market interest rates have declined over this three-year period, prepayments have increased and discount rates have declined. As a result of the combined effect of these conditions, the expected value of the Bank's mortgage servicing rights has decreased and management has, accordingly, increased its valuation allowance for the Bank's mortgage servicing rights.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31,2002 AND THE NINE MONTHS ENDED DECEMBER 31,2001

The Company changed its fiscal year so that its fiscal year now ends on December 31st,rather than on March 31st. As a result, the Company has filed with the SEC a transition report on Form 10-K for the nine months ended December 31, 2002, and audited financial statements as of and for the nine months ended December 31, 2002 are included with the Company's audited Consolidated Financial Statements. To facilitate understanding the Company's results of operations for the nine months ended December 31, 2002, however, the following table sets forth the Company's audited results of operations for the nine months ended December 31, 2002 and the Company's unaudited results of operations for the nine months ended December 31, 2001:






                                                                   For the                    For the
                                                               9 Months Ended              9 Months Ended
                                                                Dec. 31, 2002              Dec. 31, 2001
                                                                  (audited)                 (unaudited)
                                                                --------------            --------------
INTEREST INCOME
Loans                                                        $      41,584             $      43,380

Interest-bearing deposits                                              242                       525
Securities:


Tax-exempt                                                             373                       367
Taxable                                                              3,742                     5,726
                                                             --------------            --------------
Total interest income                                               45,941                    49,998

INTEREST EXPENSE
Deposits                                                            13,172                    17,991
FHLB advances                                                        6,957                     5,960
                                                             --------------            --------------
Total interest expense                                              20,129                    23,951
                                                             --------------            --------------
NET INTEREST INCOME - Before provision for loan losses              25,812                    26,047
PROVISION FOR LOAN LOSSES                                              892                       747
                                                             --------------            --------------
NET INTEREST INCOME                                                 24,920                    25,300

NONINTEREST INCOME
Service charges and other fees                                       3,077                     1,671
Loan servicing fees                                                    440                       513
Net gain on sale of loans                                            2,202                       667
Gain on sale of investment securities                                  108                        11
Other                                                                  619                       399
                                                             --------------            --------------
Total noninterest income                                             6,446                     3,261


NONINTEREST EXPENSES
Compensation, payroll taxes, and employee benefits                   8,284                     7,952
Office occupancy and equipment                                       2,510                     2,667
Advertising and business promotion                                     641                       450
Stationery, printing, and supplies                                   1,220                     1,125
Data processing                                                        272                       324
Deposit statement preparation and collections                          555                       554
Professional fees                                                      930                       623
Appraisal fees                                                         722                       703
Other                                                                2,206                     2,234
                                                             --------------            --------------
Total noninterest expenses                                          17,340                    16,632
                                                             --------------            --------------
INCOME - Before federal income tax expense                          14,026                    11,929
FEDERAL INCOME TAX EXPENSE                                           4,842                     4,056
                                                             --------------            --------------
NET INCOME                                                   $       9,184             $       7,873
                                                             ==============            ==============
BASIC EARNINGS PER COMMON SHARE                              $        1.14             $        0.91
                                                             ==============            ==============
DILUTED EARNINGS PER COMMON SHARE                            $        1.14             $        0.91
                                                             ==============            ==============

Net Income

Net income increased $1.3 million, or 16.7%, for the nine months ended December 31, 2002 to $9.2 million, resulting in net earnings of $1.14 per share. The increase in net income for the nine months was primarily due to a $3.2 million, or 97.7% increase in noninterest income, partially offset by a $708,000 increase in noninterest expenses, which was primarily due to a $332,000 increase in compensation, payroll taxes and employee benefits and a $307,000 increase in professional fees, along with a $786,000 increase in federal income taxes. Contributing to the increase in noninterest income were a $1.5 million, or 230.1%, increase in net gain on sale of loans and a $1.4 million, or 84.1%, increase in service charges and other fees. These increases are explained in more detail below.

Net Interest Income

Net interest income, before provision for loan loss, decreased by $235,000, or 0.9%, to $25.8 million for the nine months ended December 31, 2002, from $26.0 million for the nine months ended December 31, 2001. The decrease in net interest income, before provision for loan loss, consisted primarily of:

-    a $4.1 million, or 8.1%, decrease in total interest income to $45.9 million for the nine months ended December 31, 2002, from $50.0 million for the nine months ended December 31, 2001, which is explained in detail below, offset by:


- a $3.8 million, or 16.0%, decrease in total interest expense to $20.1 million for the nine months ended December 31, 2002, from $24.0 million for the nine months ended December 31, 2001, which is explained in detail below.

The $4.1 million decrease in total interest income for the nine months ended December 31, 2002, compared to the nine months ended December 31, 2001, was comprised primarily of:


- a $1.8 million, or 4.1%, decrease in interest income on loans, primarily due to a 111 basis point reduction in average yields on loans, partially offset by the increased average principal balance of loans outstanding,

- a $2.0 million, or 34.6%, decrease in interest income on taxable securities, primarily due to a 142 basis point reduction in the average yield on securities, and


- a $283,000,or 53.9%, decrease in income from interest-bearing deposits, primarily due to a 221 basis point decrease in average interest rates on those deposits.


Average interest earning assets increased $75.4 million primarily due to a $79.7 million, or 11.1%, increase in the average balance of loans, which occurred as a result of the growth in deposits, the decrease in cash and cash equivalents and the increase in Federal Home Loan Bank advances.


The $3.8 million decrease in total interest expense for the nine months ended December 31, 2002, compared to the nine months ended December 31, 2001, was comprised primarily of:


- a $3.8 million, or 29.9%, decrease in interest expense on certificates of deposit, due to a $35.0 million, or 11.0%, decrease in the average balance of certificates of deposit, combined with a 112 basis point average rate decrease on those certificates of deposit,



- a $1.1 million, or 19.6%,aggregate increase in interest expense on savings, NOW and MMDA accounts, partially offset by:




-    a $1.0 million, or 16.7%, increase in interest expense on Federal Home
     Loan Bank advances to $7.0 million for the nine months ended December 31, 2002 from $6.0 million at December 31, 2001, primarily due to a $32.7 million increase in the average balance of Federal Home Loan Bank advances, which was partially offset by a 39 basis point decrease in average interest rates on those advances.


PROVISION FOR LOAN LOSSES

The provision for loan losses increased $145,000, or 19.4%, from $747,000 for the nine months ended December 31, 2001 to $892,000 for the nine months ended December 31, 2002. The increased provision for loan losses is the result of a $621,000 increase in non-performing loans and the $476,000, or 134.5%, increase in net charge-offs for the nine months ended December 31, 2002 compared to the nine months ended December 31, 2001. As a result of the increase in non-performing loans and net charge-offs, management felt an increased provision was warranted. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.53% at December 31, 2001 to 1.33% at December 31, 2002, and the allowance for loan losses as a percentage of non-performing loans decreased from 555.1% at December 31, 2001 to 459. 1% at December 31, 2002, in each case primarily as a result of the significant increase in the size of the Bank's loan portfolio. Management considers its allowance for loan losses to be one of its critical accounting policies, meaning that in order to determine the allowance and provision for loan losses, management must make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the Company's net income and on the Company's overall financial condition and results of operations. For more information, see the caption "Critical Accounting Policies" in this section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONINTEREST INCOME

Noninterest income increased by $3.2 million, or 97.7%, from $3.3 million for the nine months ended December 31, 2001 to $6.4 million for the nine months ended December 31, 2002. The increase was primarily due to the following changes between the nine month period ended December 31,2001 and the nine month period ended December 31, 2002:

- a $1.5 million, or 230.1%, increase in net gain on sales of loans, due to increased sales of fixed rate one- to four-family loans, which occurred as a result of an increased volume of refinancings. (The rights to service these loans and the income associated with those rights were retained by Citizens First.) The following factors contributed to the increased sale of loans from the nine months ended December 31,2001 to the nine months ended December 31,2002:

    - During the nine months ended December 31, 2002,the Bank originated $347.1 million of one- to four-family residential mortgage loans, an increase of $68.1 million, or 24.4%, from $279.0 million of one-to four-family residential mortgage loans originated by the Bank for the nine months ended December 31, 2001.

    - At December 31, 2002, the Bank had $1.6 million of one- to four-family residential mortgage loans held for sale, an increase of $247,000, or 18.9%, from $1.3 million of one-to four-family residential mortgage loans held for sale by the Bank at December 31, 2001.

    - a $1.4 million, or 84.1%,increase in service charges and other fees, due to additional fees charged to retail deposit accountholders as a result of the change to the fee structure of retail deposit products that the Bank implemented in the summer of 2001 and due to increased numbers of deposit accounts.

    -   a $220,000, or 55.1%, increase in other noninterest income.

    - a $97,000, or 881.8%,increase in gain on sale of securities, due to the sale of additional securities in order to fund loan growth.

These increases in noninterest income were partially offset by a $73,000, or 14.2%, decrease in loan servicing fees, due to an increased number of refinancings as a result of lower market interest rates.

NONINTEREST EXPENSE

Non-interest expense increased $708,000, or 4.3%, to $17.3 million for the nine months ended December 31, 2002, from $16.6 million for the nine months ended December 31, 2001, primarily due to the following:

- An increase of $332,000, or 4.2%,in compensation, payroll taxes and employee benefit expenses, due to an increase in commissions to lending personnel as a result of increased loan volumes and increased costs for the ESOP due to an increase in the average closing price of the Company's stock from the prior period,

- a $307,000, or 49.3%, increase in legal and audit fees, due to the increased costs associated with being a public company, including compliance costs associated with the enactment of the Sarbanes-Oxley Act of 2002, and additional advice sought for employee benefit programs and data processing system changes,

    - a $191,000, or 42.4%, increase in advertising and business promotion expense, due to increased advertising efforts by the Bank, and

    - a $95,000, or 8.4%, increase in printing and supplies, partially due to additional required disclosure documents associated with mortgage lending.

These increases in non-interest expenses were partially offset by the following decreases in non-interest expenses:

- a $157,000, or 5.9%, decrease in office occupancy and equipment expenses, which primarily occurred because of more equipment and furniture purchases in the previous period made in connection with remodeling of the Bank's branch offices, and

-   a nominal $52,000, or 16.0%, decrease in data processing expenses.

We plan to complete the renovation of the interiors of the remaining branch offices that began in 2002 to make them more conducive to sales and service. This investment, along with other upcoming investments in training and the planned computer conversion, is expected to increase office occupancy and other expenses in the near term. For additional information about the planned computer conversion, see "Planned Computer Conversion" in the Company's "Business" section of the Form 10-K filed with the SEC for the transition period ended December 31, 2002.

INCOME TAXES

Federal income taxes for the nine months ended December 31,2002 were $4.8 million, an increase of $786,000, or 19.4%, from $4.1 million for the nine months ended December 31, 2001. The effective tax rates for 2002 and 2001 were 34.5% and 34.0%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31,2002 AND MARCH 31,2001

NET INCOME

Net income increased $7.4 million, or 231.1%, for the fiscal year ended March 31, 2002 to $10.5 million, resulting in net earnings of $1.23 per share. The increase in net income for the fiscal year was primarily due to a 31.7% increase in net interest margin and a $7.1 million contribution expense and an accompanying reduction to the tax provision of $2.4 million in the prior period due to the formation of Citizens First Foundation. Excluding the prior year's contribution, net income for that fiscal year would have been $7.8 million, which would have been an increase of $2.7 million, or 34.5%, from $7.8 million to $10.5 million. Contributing to the increase were an $8.4 million, or 31.7%, increase in net interest income, before provision for loan loss, and a $1.5 million, or 44.5%, increase in non-interest income, primarily due to an increase in service charges and other fees.

NET INTEREST INCOME

Net interest income, before provision for loan loss, increased by $8.4 million, or 31.7%, to $34.8 million for the fiscal year ended March 31,2002, from $26.4 million for the fiscal year ended March 31, 2001. Total interest income increased $5.0 million, or 8.2%,to $65.5 million for the fiscal year ended March 31, 2002, from $60.5 million for the fiscal year ended March 31,2001. Interest income increased $8.5 million, primarily due to increases in the average balance of loans and securities, but was offset partially by a $3.5 million decrease in interest income, primarily due to lower average market interest rates. Interest earning assets increased $108.2 million, primarily due to an $82.0 million, or 12.6%, increase in the average balance of loans, and a $34.2 million, or 38.1%, increase in the average balance of securities from funds invested as a result of the growth in deposits and the increase in Federal Home Loan Bank advances.

Total interest expense decreased $3.4 million, or 10.0%,to $30.7 million for the fiscal year ended March 31, 2002, from $34.1 million for the fiscal year ended March 31, 2001, due to an 80 basis point reduction in overall market interest rates. This decrease was primarily the result of 11 interest rate reductions over the period. A $45.7 million, or 12.5%, decrease in the average balance of certificates of deposit, combined with a 74 basis point rate decrease contributed $4.9 million of the $5.8 million reduction to retail deposit expense. This was offset by a $2.4 million, or 42.1%, increase in interest expense on Federal Home Loan Bank advances to $8.1 million for the fiscal year ended March 31, 2002, from $5.7 million in the fiscal year ended March 31, 2001. The increase in interest expense on Federal Home Loan Bank advances was primarily due to a $40.3 million increase in the average balance of Federal Home Loan Bank advances, partially offset by lower market interest rates.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $216,000, or 27.7%, from $780,000 for the fiscal year ended March 31, 2001 to $996,000 for the fiscal year ended March 31, 2002. The addition to the allowance for loan losses for the fiscal year ended March 31, 2002 reflected management's determination to maintain the overall loan loss allowance in consideration of its applied methodology, the assessment of the composition of and trends in non-accruing loans, the increase in net charge-offs for the fiscal year and the growth in the loan portfolio. Even though the increase in non-accruing one- to four-family loans was offset by the better than anticipated performance of commercial real estate, commercial and consumer loans, management believed that the increased provision was warranted considering the increased number of those types of loans, which, despite better than expected performance, bear a higher degree of risk than one- to four-family loans. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.58% at March 31, 2001 to 1.47% at March 31, 2002. The allowance for loan losses as a percentage of nonperforming loans increased from 598.4% at March 31, 2001 to 614.6% at March 31, 2002. Management considers its provision for loan losses to be one of its critical or significant accounting policies, meaning that in order to determine the provision for loan losses, management must make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the Company's net income and the Company's overall financial condition and results of operations. For more information, see the caption "Critical Accounting Policies in this section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONINTEREST INCOME

Noninterest income increased by $1.5 million, or 44.5%, from $3.3 million in the fiscal year ended March 31, 2001 to $4.7 million in the fiscal year ended March 31, 2002. The increase was primarily due to a $1.0 million, or 64.2%, increase in service charges and other fees, primarily due to additional fees charged to retail deposit accountholders as a result of a change to the fee structure of retail deposit products. Income from mortgage banking activities, which included loan servicing and sales of loans, increased $591,000, or 61.9%, from $955,000 in the fiscal year ended March 31, 2001 to $1.5 million in the fiscal year ended March 31, 2002, due to increased sales of fixed rate one- to four-family loans, which occurred as a result of increased refinancings.

NONINTEREST EXPENSE

Non-interest expense decreased $2.2 million, or 8.9%, from $24.7 million at March 31, 2001 to $22.5 million at March 31, 2002, primarily due to the $7.1 million contribution expense in the prior period due to the formation of Citizens First Foundation at the time of the conversion of the Bank from a mutual savings bank to a stock savings bank. Without the prior period contribution expense, noninterest expense would have increased $4.9 million, or 27.4%, from $17.7 million for the fiscal year ended March 31, 2001 to $22.5 million for the fiscal year ended March 31, 2002. Compensation and benefit expense increased $2.1 million, or 24.2%, primarily due to an addition of staff, an increase in commissions to lending personnel as a result of increased loan volumes and the increased cost for the ESOP due to a full year's accrual versus only one month for the previous fiscal year and due to the higher share price of the Company's stock. Legal and audit fees increased $498,000, or 122.1%, due to the increased costs associated with becoming a public company, other public reporting expenses, and additional costs related to compliance with recent regulatory changes regarding consumer privacy and the Bank's change in retail deposit products offered. Advertising and business promotion expense increased $94,000, or 18.1%. The opening of a new office in Lexington and the remodeling of our Marysville branch were among the more visible steps we took in the fiscal year ended March 31, 2002 to better serve our market area. Stationery, printing and supplies expenses increased $329,000, or 28.7%, deposit statement preparation increased $155,000, or 26.1% and appraisal fee expense increased $359,000, or 74.3% due to increased loan application volume. Other non-interest expenses increased $1.0 million, or 51.9% as a result of the engagement of consultants to perform compensation reviews, operational efficiency studies, a facilities review and overall technology review.

INCOME TAXES

Federal income taxes for the fiscal year ended March 31, 2002 were $5.4 million, an increase of $4.5 million, or 461.5%, from $965,000 for the fiscal year ended March 31, 2001. The effective tax rates for the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001 were 33.9% and 23.2%, respectively. The lower effective tax rate in the fiscal year ended March 31, 2001 was primarily attributable to the reduction of a deferred tax asset valuation allowance of $500,000. The valuation allowance was originally established related to the utilization of a contribution deduction carry-forward resulting from a contribution to the Citizens First Savings Charitable Foundation in 1998. Under the Internal Revenue Code, Citizens First may only deduct up to 10% of its consolidated taxable income before the charitable contribution in any one-year. The excess of the deductible amount is deductible over each of the five succeeding taxable years, subject to a 10% limitation each year. The valuation allowance was reversed based on estimates that the contribution deduction carry-forward is expected to be fully utilized based on the increase in income resulting from the proceeds received in the Bank's mutual to stock conversion.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND MARCH 31, 2002

TOTAL ASSETS

Total assets increased $53.8 million, or 5.7%, to $1.0 billion at December 31, 2002 from $946.4 million at March 31, 2002, primarily due to:

- a $83.6 million, or 11.4%, increase in loans, which is explained in more detail below,

- a $5.0 million, or 49.9%, increase in premises and equipment, due to the purchase and remodeling of the Bank's new Lexington office, additional capital improvements as a result of remodeling of our other Bank branches and the acquisition of additional land in the Bank's market area,

- a $3.9 million, or 56.3%, increase in cash and due from depository institutions, due to ordinary day-to-day fluctuations in these assets,

- a $1.4 million, or 1136%, increase in loans held for sale, due to an increase in refinancings as a result of lower market interest rates and due to differences in timing of loan sales, and

- a $1.7 million, or 22.3%, increase in Federal Home Loan Bank stock, due to increased borrowings from the Federal Home Loan Bank of Indianapolis, which, in turn, required an increased investment in Federal Home Loan Bank stock.

The increases in assets described above were partially offset by the following decreases in assets at December 31, 2002, as compared to assets at March 31, 2002:

- an $18.2 million, or 15.3%, net decrease in securities available for sale, consisting primarily of:

    -   a $19.4 million decrease in United States government agency securities, and
    -   a $9.2 million decrease in corporate securities, partially offset by:
    -   a $6.9 million increase in tax-exempt Michigan municipal bonds, and

- a $21.5 million, or 42.2%, decrease in interest bearing deposits in other depository institutions.

These decreases in securities available for sale were primarily due to the sale of securities to fund loan growth. Similarly, the decrease in interest bearing deposits in other depository institutions was mainly to fund loan growth. Citizens First's net loans to assets ratio at December 31, 2002 was 81.9% compared to 77.7% at March 31, 2002, as a result of the $83.6 million increase in loans referred to above. The increase in loans was a result of Citizens First's operating strategy of controlled balance sheet growth and consisted primarily of:

- a $29.1 million, or 7.6%, increase in one- to four-family mortgage loans to $414.9 million, due to an increased number of jumbo loans held to maturity,

- a $34.6 million, or 23.9%, increase in commercial real estate loans to $179.4 million,

-   a $18.2 million, or 43.2%, increase in commercial loans to $60.3 million,

- a $1.5 million, or 2.1%, increase in home equity loans and lines of credit to $72.7 million, and

- a $6.2 million, or a 41.3%, increase in other consumer loans to $21.2 million.

The increase in commercial and commercial real estate loans was primarily due to the development of new business relationships and growth of existing clients. The increase in consumer loans was due to the Bank offering promotional interest rates. These loan increases were offset by the following decreases in loans at December 31, 2002, as compared to at March 31, 2002:

- a nominal $275,000, or 0.5%, decrease in automobile loans to $61.4 million, and

-   a $5.7 million, or 20.8%, decrease in construction loans to $21.8 million.

TOTAL LIABILITIES

Total liabilities increased $57.1 million, or 7.2%, from $794.9 million at March 31, 2002 to $852.0 million at December 31, 2002. The increase was primarily due to the following:

- a $37.8 million, or 6.0%, increase in deposits from $634.0 million at March 31, 2002 to $671.8 million at December 31, 2002, and

- a $21.6 million, or 14.3%, increase in Federal Home Loan Bank advances from $151.4 million at March 31, 2002 to $173.0 million at December 31, 2002 - the increase in borrowings from the Federal Home Loan Bank was because additional borrowings were made to take advantage of the low rates being offered.

These increases in liabilities were offset by:

- a $2.3 million, or 24.1%, decrease in accrued interest and other liabilities, due to changes in market interest rates and decreased holdings of tax and insurance payments held in escrow as a result of the timing of required tax and insurance premium payments.

The overall increases in deposits and borrowings from the Federal Home Loan Bank were primarily invested in loans. The increases in deposits and borrowings from the Federal Home Loan Bank were a result of Citizens First's operating strategy of controlled balance sheet growth. The $37.8 million increase in deposits at December 31, 2002 compared to at March 31, 2002 was comprised of the following components:

-   an increase in interest bearing deposits of $45.5 million, or 7.5%, driven by:

    -   a $43.6 million, or 27.6%, growth in money market deposit accounts,
    - a $20.7 million, or 26.9%, growth in NOW checking accounts, partially offset by:
    -   a $17.5 million, or 6.0%, decrease in certificates of deposit.


The increases in the money market deposit accounts and the NOW checking accounts were primarily due to lower overall rates in other short-term accounts and certificates of deposit and due to growth in business deposit accounts, which resulted primarily from our ongoing effort to attract and retain deposit relationships with businesses throughout our market area.

The increase in interest bearing deposits at December 31, 2002, as compared to at March 31, 2002, was partially offset by:


- a $7.7 million, or 25.3%, decline in noninterest bearing deposits, which consist mainly of a decline in checking accounts maintained by business customers.

QUALITY OF ASSETS

Non-performing loans were 0.24% of total assets at December 31, 2002, compared to 0.19% at March 31, 2002. Non-performing loans increased $621,000, or 34.6%, to $2.4 million at December 31, 2002 from $1.8 million at March 31, 2002. This increase in non-performing loans was primarily due to a $439,000 increase in non-performing real estate loans and a $121,000 increase in non-performing consumer loans as a result of poorer general economic conditions, and a nominal $61,000 increase in non-performing commercial loans. Non-performing assets, which includes not only non-performing loans, but also real estate owned by the Bank after foreclosure, increased $21,000 to $2.8 million, or 0.28% of total assets, at December 31, 2002, as compared to $2.7 million, or 0.29%, of total assets at March 31, 2002. This increase in non-performing assets was due to the increase in non-performing loans described above partially offset by a $600,000 decrease in other real estate owned. The allowance for loan losses was $11.1 million at December 31, 2002 and March 31, 2002, or 1.33% of total loans and 459.1% of non-performing loans at December 31, 2002, as compared to 1.47% of total loans and 614.6% of non-performing loans at March 31, 2002. The Company's allowance for loan losses is a critical accounting policy that involves estimates and assumptions about matters that are highly uncertain. Use of a different amount for the allowance could have a material impact on the Company's financial statements. For more information on how the amount of this allowance is determined, please see the caption "Critical Accounting Policies" in this section "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STOCKHOLDERS' EQUITY

Stockholders' equity decreased $3.3 million from $151.4 million at March 31, 2002 to $148.2 million, as a result of the addition of net income of $9.2 million and a $1.0 million increase due to the allocation of ESOP shares, more than offset by the repurchase of 546,738 shares at a cost of $11.3 million, a $271,000 decrease in accumulated other comprehensive income from the unrealized loss on securities and total dividends of $1.9 million paid during the period from April 1, 2002 through December 31, 2002.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table presents certain information for the periods indicated regarding average balances of interest-earning assets and interest-bearing liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and the total dollar amounts of interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. Average balances of assets and liabilities were derived from monthly balances of those assets and liabilities.


                                                      For the Nine Months Ended December 31, (Dollars in thousands)
                                             -------------------------------------------------------------------------------------
                                                              2002                                         2001
                                             -----------------------------------------     ---------------------------------------
                                              Average                     Average          Average                     Average
                                              Balance      Interest      Yield/Rate(1)     Balance      Interest     Yield/Rate(1)
                                             --------      --------      -------------     -------      --------     -------------
INTEREST EARNING ASSETS:
Loans (2)                                     $796,562       $ 41,584         6.96%         $716,828      $ 43,380         8.07%

INVESTMENT SECURITIES (3):                     107,670          3,725         4.61           127,505         5,768         6.03
FHLB Stock                                       8,467            390         6.14             6,991           325         6.20
FED Funds Sold                                       -              -         -                    -             -         -
Interest-bearing deposits                       36,668            242         0.88            22,652           525         3.09
                                              --------       --------       ------          --------      --------       ------
Total interest-earning assets                  949,367         45,941         6.45           873,976        49,998         7.63
                                              --------       --------       ------          --------      --------       ------
Noninterest-earning assets                      24,684                                        32,663
                                              --------                                      --------
Total assets                                  $974,051                                      $906,639
                                              ========                                      ========

INTEREST-BEARING LIABILITIES:
Deposits:
   Savings                                    $ 80,612       $    608         1.01%         $ 79,794      $  1,374         2.30%
   NOW                                          89,406            767         1.14            70,401           920         1.74
   MMDA                                        175,410          2,959         2.25           117,419         3,095         3.51
   Certificates of deposit                     283,802          8,838         4.15           318,844        12,602         5.27
                                              --------       --------       ------          --------      --------       ------
Total interest-bearing deposits                629,230         13,172         2.79           586,458        17,991         4.09
FHLB advances and other borrowings             164,199          6,957         5.65           131,477         5,960         6.04
                                              --------       --------       ------          --------      --------       ------
Total interest-bearing liabilities             793,429         20,129         3.38           717,935        23,951         4.45
Non-interest-bearing deposits                   22,044                                        26,209
Other noninterest-bearing liabilities           10,130                                        10,104
                                              --------                                      --------
Total liabilities                              825,603                                       754,248
Equity                                         148,448                                       152,391
                                              --------                                      --------
Total liabilities and equity                  $974,051                                      $906,639
                                              ========                                      ========
Net interest-earning assets                   $155,938                                      $156,041
                                              ========                                      ========
Net interest income                                         $ 25,812                                      $ 26,047
                                                            ========                                      ========
Interest rate spread (4)                                                     3.07%                                         3.18%
Net interest margin as a percentage
   of interest-earning assets (5)                                            3.63%                                         3.97%
Ratio of interest-earning assets
   to interest-bearing liabilities                                         119.65%                                       121.73%





(1) The average yields/rates for the nine months ended December 31, 2002 and the nine months ended December 31, 2001 have been annualized to show average yields/rates per annum based on the assumption of annualized interest income or interest expense, as applicable.

(2) Balances are net of deferred loan origination costs, but include deferred loan origination and other fees, undisbursed proceeds of construction loans in process and nonperforming loans.

(3) Includes investment securities available-for-sale and held-to-maturity.

(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

AVERAGE BALANCES,INTEREST AND AVERAGE YIELDS/COST


                                                             For the Fiscal Years Ended March 31, (Dollars in thousands)
                                                  ---------------------------------------------------------------------------------
                                                                 2002                                      2001
                                                  ---------------------------------------    --------------------------------------
                                                  Average                     Average        Average                      Average
                                                  Balance     Interest       Yield/Rate      Balance      Interest      Yield/Rate
                                                  -------     --------       ----------      -------      --------      ----------
INTEREST EARNING ASSETS:
Loans (1)                                          $733,097       $ 56,798         7.75%     $651,084      $ 52,491         8.06%

INVESTMENT SECURITIES (2):                          123,894          7,272         5.87        89,742         6,080         6.77
FHLB Stock                                            6,828            466         6.83         5,651           345         6.11
FED Funds Sold                                            -              -         -            1,193            64         5.36
Interest-bearing deposits                            22,103            931         4.21        30,056         1,537         5.11
                                                   --------       --------       ------      --------      --------       ------
Total interest-earning assets                       885,922         65,467         7.39       777,726        60,517         7.78
                                                   --------       --------       ------      --------      --------       ------
Noninterest-earning assets                           27,312                                    37,420
                                                   --------                                  --------
Total assets                                       $913,234                                  $815,146
                                                   ========                                  ========
INTEREST-BEARING LIABILITIES:
Deposits:
   Savings                                         $ 79,401       $  1,533         1.93%     $ 89,418      $  2,136         2.39%
   NOW                                               73,099          1,359         1.86        71,453         1,440         2.02
   MMDA                                             124,754          4,104         3.29        98,709         4,338         4.39
   Certificate of deposit                           320,013         15,562         4.86       365,663        20,471         5.60
                                                   --------       --------       ------      --------      --------       ------
Total interest-bearing deposits                     597,267         22,558         3.78       625,243        28,385         4.54
FHLB advances and other borrowings                  130,645          8,133         6.23        90,348         5,725         6.34
                                                   --------       --------       ------      --------      --------       ------
Total interest-bearing liabilities                  727,912         30,691         4.22       715,591        34,110         4.77
Non-interest-bearing deposits                        24,812                                    17,567
Other noninterest-bearing liabilities                 9,929                                     5,196
                                                   --------                                  --------
Total liabilities                                   762,653                                   738,354
Equity                                              150,581                                    76,792
                                                   --------                                  --------
Total liabilities and equity                       $913,234                                  $815,146
                                                   ========                                  ========
Net interest-earning assets                        $158,010                                  $ 62,135
                                                   ========                                  ========
Net interest income                                               $ 34,776                                 $ 26,407
                                                                  ========                                 ========
Interest rate spread (3)                                                           3.17%                                    3.01%
Net interest margin as a percentage
   of interest-earning assets (4)                                                  3.93%                                    3.40%
Ratio of interest-earning assets
   to interest-bearing
liabilities                                                                      121.71%                                  108.68%


(1) Balances are net of deferred loan origination costs, but include deferred loan origination and other fees, undisbursed proceeds of construction loans in process and nonperforming loans.
(2) Includes investment securities available-for-sale and held-to-maturity.
(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Citizens First's interest income and interest expense during the periods indicated. Information is provided in each category of assets and liabilities with respect to: (i) changes in interest income or interest expense attributable to changes in interest rate (changes in interest rate multiplied by prior volume of the applicable asset or liability); (ii) changes in interest income or interest expense attributable to changes in the volume of the applicable asset or liability (changes in volume multiplied by prior interest rate); and (iii) the net change in interest income or interest expense (the sum of the prior columns, which is also equal to changes in interest rate multiplied by changes in volume of the applicable asset or liability). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in interest rate and volume of the applicable asset or liability.


                                                                                        (Dollars in thousands)
                                                           -------------------------------------------------------------------------
                                                              9 Months Ended Dec. 31, 2002           Year Ended March 31, 2002
                                                                      Compared to                            Compared to
                                                              9 Months Ended Dec. 31, 2001           Year Ended March 31, 2001
                                                               Increase (Decrease) Due to            Increase (Decrease) Due to
                                                           ----------------------------------    -----------------------------------
                                                              Rate       Volume        Net        Rate        Volume        Net
                                                           -------      -------      -------     -------      -------      -------
INTEREST-EARNING ASSETS:
Loans                                                      $(6,621)     $ 4,825      $(1,796)     $(2,305)      $ 6,612      $ 4,307
Investment securities                                       (1,146)        (897)      (2,043)      (1,122)       2,314        1,192
FHLB stock                                                      (4)          69           65           49           72          121
FED funds sold                                                   -            -            -            -          (64)         (64)
Interest-earning deposits                                     (608)         325         (283)        (199)        (407)        (606)
                                                           -------      -------      -------      -------      -------      -------
Total interest-earning assets                               (8,379)       4,322       (4,057)      (3,577)       8,527        4,950
                                                           -------      -------      -------      -------      -------      -------
INTEREST-BEARING LIABILITIES:
Deposits:
   Savings                                                    (780)          14         (766)        (364)        (239)        (603)
   NOW                                                        (401)         248         (153)        (114)          33          (81)
   MMDA                                                     (1,665)       1,529         (136)      (1,379)       1,145         (234)
   Certificates of deposit                                  (2,379)      (1,385)      (3,764)      (2,353)      (2,556)      (4,909)
                                                           -------      -------      -------      -------      -------      -------
Total deposits                                              (5,225)         406       (4,819)      (4,210)      (1,617)      (5,827)
FHLB advances and other borrowings                            (486)       1,483          997         (101)       2,553        2,408
                                                           -------      -------      -------      -------      -------      -------
Total interest-bearing liabilities                          (5,711)       1,889       (3,822)      (4,311)         936       (3,419)
                                                           -------      -------      -------      -------      -------      -------
Increase (decrease) in net interest income                 $(2,668)     $ 2,433      $  (235)     $   734      $ 7,591      $ 8,369
                                                           =======      =======      =======      =======      =======      =======


Includes securities available-for-sale on a tax equivalent basis.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

Based on the following, Citizens First considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity is the Company's ability to meet its current and future needs for cash. Citizens First further defines liquidity as the ability to have funds available, without incurring excessive cost, to respond to the needs of depositors and borrowers and to satisfy its financial commitments, as well as maintaining the flexibility to take advantage of investment opportunities. Many factors affect a bank's ability to meet its liquidity needs, including variation in the markets served, the bank's asset-liability mix, its reputation and credit standing in the market and general economic conditions.

Citizens First's primary sources of funds consist of deposits, loan repayments, payments of interest on loans, proceeds from the sale of loans originated for sale, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank, cash on hand and cash on deposit. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, and mortgage loan originations and sales are greatly influenced by general interest rates, economic conditions and competition. Additionally, dividends from the Bank may be a source of funding for the Company. The Bank is subject to regulatory requirements regarding these dividends. These regulatory requirements are further discussed in the section entitled "Business" under the caption "Regulation and Supervision" of the Company's Form 10-K filed with the SEC for the transition period ended December 31, 2002 and in Note 12 to the Company's Consolidated Financial Statements.



Citizens First and the Company primarily use their funds for the following:

-    To originate mortgages and other new loans,

-    To fund withdrawals of deposits and to pay interest on deposits,

-    To fund takedowns on loan commitments and letters of credit,

-    To invest in securities, including Federal Home Loan Bank stock,


- To pay principal and interest on its borrowings, including interest on Federal Home Loan Bank advances,

- To fund any capital expenditures, which, for the upcoming fiscal year, are expected to include renovation of the interiors of the remaining branch offices that began in 2002 and the planned computer conversion (for additional information about the planned computer conversion, see "Planned Computer Conversion" in the Company's "Business" section of the Company's Form 10-K filed with the SEC for transition period ended December 31,2002),

-    To pay dividends to its shareholders, and

- To fund repurchases of the Company's stock pursuant to common stock repurchase plans approved by the Company's Board of Directors from time to time, which repurchase plans are described in detail below.

Liquidity management is both a daily and long-term responsibility of management. Citizens First adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows,(3) yields available on interest-earning assets and costs of interest-bearing liabilities, and (4) the objectives of its asset/liability management program, which are to balance and control the risks and financial position of Citizens First. Excess liquid assets are invested generally in interest-earning overnight deposits and short-and intermediate-term U. S. Government and agency obligations.


Citizens First's most liquid assets are cash and due from depository institutions as well as securities maturing in one year or less. The levels of these assets are dependent on Citizens First's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and deposits in other depository institutions totaled $40.4 million and available-for-sale securities totaled $100.4 million. In addition, at December 31, 2002, Citizens First had the ability to borrow a total of approximately $223.0 million from the Federal Home Loan Bank of Indianapolis. On that date, Citizens First had advances outstanding from the Federal Home Loan Bank of Indianapolis of $173.0 million.


OPERATING ACTIVITIES

Citizens First originates fixed-rate mortgage loans conforming to Freddie Mac guidelines generally for sale in the secondary market. The proceeds of these sales provide the Bank with funds for both additional lending and liquidity to meet its current obligations. Citizens First sold $188.0 million of fixed-rate mortgage loans during the nine months ended December 31, 2002, $191.4 million of these loans during the fiscal year ended March 31, 2002 and $68.4 million of these loans during the fiscal year ended March 31, 2001.

INVESTING ACTIVITIES

The primary investing activities of Citizens First are the origination of loans, the purchase and sale of securities and capital expenditures. The following table shows those activities engaged in by Citizens First during the nine months ended December 31, 2002, the fiscal year ended March 31, 2002 and the fiscal year ended March 31 2001:


                                                                         (Dollars in millions)
                                               ---------------------------------------------------------------------------
                                                  For the 9 Months           For the Fiscal               For the Year
                                                Ended Dec. 31, 2002      Ended March 31, 2002        Ended March 31, 2002
                                                -------------------      --------------------        --------------------
Loan originations                                  $          534.8          $          465.9          $           373.1
Maturities of securities                                       22.7                      70.3                       33.9
Sale of securities                                              7.0                      35.0                       15.5
Purchase of securities                                         12.1                     128.6                       48.5


For the fiscal year ending December 31, 2003, upcoming capital expenditures are expected to include renovation of the interiors of the remaining branch offices that began in 2002 and the planned computer conversion. For additional information about the planned computer conversion, see "Planned Computer Conversion" in the Company's "Business" section of the Company's Form 10-K filed with the SEC with regard to the transition period ended December 31, 2002.

FINANCING ACTIVITIES

Financing activities consist primarily of activity in deposit accounts, Federal Home Loan Bank advances, payment of dividends to the Company's shareholders and repurchase of the Company's stock pursuant to various common stock repurchase programs approved by the Company's Board of Directors from time to time. Citizens First experienced a net increase in total deposits of $37.8 million, a net increase in total deposits of $52.7 million and a net decrease in total deposits of $19.7 million for the nine months ended December 31,2002,the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001, respectively. Deposit flows are affected by market interest rates, the interest rates and products offered by Citizens First and its competitors and other factors. Citizens First generally manages the pricing of its deposits to be competitive with other local banks and to increase core deposit relationships. Occasionally, Citizens First offers promotional rates on certain deposit products in order to attract deposits. During the nine months ended December 31, 2002, the twelve months ended March 31, 2002 and the twelve months ended March 31, 2001, Federal Home Loan Bank advances increased $21.6 million, $36.5 million and $44.4 million respectively. Federal Home Loan Bank advances are collateralized by mortgage loans and investment securities under a blanket collateral agreement. For additional information about Federal Home Loan Bank advances, see Note 8 to the Company's Consolidated Financial Statements. The increases in Federal Home Loan Bank advances were used to fund Citizens First's increase in its loan portfolio.

At December 31, 2002, Citizens First had outstanding unfunded commitments to originate loans or to refinance existing loans of $109.5 million, $43.0 million of which had fixed interest rates. These loans are generally to be secured by properties located in its market area. Citizens First anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. In addition, certificates of deposit that are scheduled to mature in one year or less from December 31, 2002 total $143.3 million. To the extent that Citizens First needs to fund maturing certificates of deposit, they will also be funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. Based on past experience, however, management believes that a significant portion of these certificates of deposit will remain with Citizens First.

During the nine months ended December 31, 2002 and the year fiscal ended March 31, 2002, dividends were paid to shareholders in the amounts of $1.9 million and $1.4 million, respectively. The Company intends to continue to pay regular quarterly dividends. (The Company's initial public offering was completed in March 2001, so no dividends were paid during the fiscal year ended March 31,2001.) The declaration and payment of dividends, however, are subject to the discretion of the Board of Directors and to compliance requirements under applicable law. For additional information, see "Regulation and Supervision" in the "Business" section of the Company's Form 10-K filed with the SEC for the transition period ended December 31, 2002 and Note 12 to the Company's Consolidated Financial Statements. Determination of the timing and amount of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements, future business prospects, general business conditions and other factors that the Board of Directors may deem relevant. At this time, the Company does not believe that there are any restrictions that would currently materially limit the Company's ability to pay dividends or that the Company believes are likely to limit materially the future payment of dividends on its common stock.

On September 26, 2002, the Company's Board of Directors approved a plan to repurchase up to 428,701, or 5%, of its outstanding shares of its common stock. Under the common stock repurchase plan, the Company may purchase shares of its common stock in the open market at prevailing prices or in privately negotiated transactions from time to time depending upon market conditions and other factors. As of December 31, 2002, the Company had repurchased 70,400 shares of its common stock pursuant to this repurchase plan at a weighted average price of $20.17 per share. In addition, by the end of July 2002, the Company announced that it had completed the repurchase of 476,338 shares of its outstanding common stock, at an average price of $20.72 per share pursuant to another repurchase program. This repurchase program was in addition to a prior repurchase program completed in December 2001, pursuant to which the Company repurchased 476,388 shares of its outstanding common stock, at an average price of $15.66 per share. Repurchased shares are held in treasury and may be used in connection with employee benefits and other general corporate purposes. Management does not believe that these past purchases have had, nor are future purchases expected to have, a significant impact on the Company's liquidity. For more information on the Company's stock repurchase programs, see Note 15 to the Company's Consolidated Financial Statements.


REGULATORY CAPITAL REQUIREMENTS
Citizens First is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2002, Citizens First exceeded all of its regulatory capital requirements. Citizens First is considered "well capitalized" under regulatory guidelines. See Note 11 to the Company's Consolidated Financial Statements and the discussion in the "Business" section of the Company's Form 10-K filed with the SEC for the transition period ended December 31, 2002 under the caption "Regulation and Supervision."


IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No.147, Acquisitions of Certain Financial Institutions, (SFAS 147), effective October 1, 2002, supercedes SFAS 72 and requires the acquisition of financial institutions to be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. In addition, SFAS 147 amends SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions. The adoption of SFAS 147 will not have an effect on the Company's financial statements.


Statement of Financial Accounting Standards No.148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148), effective for fiscal years ending December 15,2002, amends FASB Statement No.123. Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and also requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The adoption of SFAS 148 will not have an effect on the Company's financial statements.

EFFECT OF INFLATION AND CHANGING PRICES

The Company's Consolidated Financial Statements and related financial data presented have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations and in increased loan amounts and in increased interest rates (which must include a real rate of return and an additional amount to reflect expected inflation over the term of the loan). Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Citizens First's primary market risk exposure is interest rate risk. Sudden fluctuations in market interest rates are inherently uncertain and could have a negative impact on the earnings of Citizens First to the extent that the interest rates on assets and liabilities do not change at the same speed, to the same extent or on the same basis. For example, Citizens First's assets include a large number of fixed-rate mortgage loans. As a result, during periods of rising interest rates, there is a risk that Citizens First's interest expense will increase faster than its interest income.

Citizens First's principal objectives regarding interest rate risk management are to evaluate regularly the interest rate risk inherent in certain balance sheet accounts, to determine the level of risk appropriate given Citizens First's financial condition and outlook, operating environment, capital and liquidity requirements and performance objectives and to manage interest rate risk consistent with the Bank's Board of Directors' approved guidelines.

Citizens First has an Asset/Liability Management Committee that is responsible for accomplishing the principal objectives of interest rate risk management. The Committee regularly reviews the Bank's guidelines and strategies affecting the Bank's asset/liability management related activities to determine if they are adequate based on estimated market risk sensitivity, policy limits set by the Bank's Board and overall market interest rate levels and trends. The Committee is composed of members of management and the Bank's Board of Directors and regularly meets to review the Bank's asset/liability mix. It also reports trends, interest rate risk position and results of current interest rate risk management strategies and recommends any changes to strategies to the Board of Directors quarterly. In recent years, Citizens First has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate loans and the sale of longer-term, fixed-rate loans; (2) emphasizing shorter term consumer loans; (3) maintaining a high quality portfolio of short to intermediate term securities; (4) maintaining high levels of liquidity; and (5) using Federal Home Loan Bank advances to better structure the maturities of its interest rate sensitive liabilities.

Adverse market interest rate changes between the time that a customer receives a rate-lock commitment on a mortgage and when the fully funded mortgage loan is sold to an investor can erode the value of that mortgage. Citizens First enters into forward sales contracts in order to mitigate this particular interest rate risk. Citizens First accepts credit risk in forward sales contracts should the other party default, in which case Citizens First would be compelled to sell the mortgages to another party at the current market price. Therefore, if market interest rates increased from the date of the forward sales contract and the other party defaulted, Citizens First would most likely have to sell the mortgage to another party at a lower price, which would reduce earnings or create losses on this mortgage. More recently, Citizens First has used some of its excess liquidity to increase its loan and securities portfolios. As liquidity is reduced, Citizens First's sensitivity to interest rate movements is expected to increase.

The notional and estimated fair value of the Bank's forward sales contracts used to manage risk positions associated with residential mortgage loans were as follows:

                                        (Dollars in thousands)
                                     ----------------------------
                                        Notional       Estimated
                                         Amount        Fair Value
                                     ------------     -----------
Dec. 31, 2002                        $     25,700     $        32
March 31, 2002                       $      6,100     $        15
March 31, 2001                       $      7,890     $        49

Forward sales contracts as of December 31, 2002 have settlement dates of less than 90 days. The weighted average settlement interest rate for these contracts was 5.95%.

Citizens First uses a simulation model based on discounted cash flows to measure the potential impact on its net interest income of hypothetical changes in market interest rates. The model forecasts the Bank's net interest income for the next twelve months assuming that there are no changes in interest rates or the mix of assets and liabilities on the balance sheet from the end of the prior period. After this initial forecast, the model subjects the balance sheet to instantaneous and sustained rate changes of 100 and 200 basis points to the treasury yield curve. In order to determine the possible effect of the rate changes, the model uses various assumptions. Among others, these assumptions include assumptions regarding the following:

-    the shape of the yield curve;

- the pricing characteristics of and pricing decisions regarding loans based on previous rates charged by the Bank;

- changes in deposits and borrowings based on previous rates charged by the Bank and other competitive conditions;

- reinvestments of cash flows from assets and liabilities based on current market interest rates;


- the lack of any changes in the mix of assets and liabilities on the balance sheet;

- the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates based on particular characteristics of those assets and liabilities;

- expected prepayment rates on loans and investments based on industry standards and the current interest rate environment;

- certificates of deposit and other deposit flows based on expected maturity dates; and

-    expected growth based on the Bank's projections.


The tables below set forth, as of December 31, 2002 and March 31, 2001, estimated net interest income and the estimated changes in Citizens First's net interest income for the next twelve month period that could occur as a result of instantaneous changes in market interest rates of 100 and 200 basis points:

                                                                 Estimated Change in Annual Net Interest Income
                                                                   At December 31, 2002 (Dollars in thousands)
                                                            ------------------------------------------------------
Increase/(Decrease) in Market Interest
Rates in Basis Points (Rate Shock)                              Amount               $ Change            % Change
-----------------------------------------------------       -----------            -----------         -----------
200                                                         $    37,397              $    582               1.58
100                                                              37,203                   388               1.05
Static                                                           36,815                    -                0.00
-100                                                             36,102                  (713)             (1.94)
-200                                                             35,330                (1,485)             (4.03)



The above table indicates that in the event of a sudden and sustained decline in prevailing market interest rates, Citizens First's net interest income would be expected to decrease.




                                                                Estimated Change in Annual Net Interest Income
                                                                    At March 31, 2002 (Dollars in thousands)
                                                            ------------------------------------------------------
Increase/(Decrease) in Market Interest
Rates in Basis Points (Rate Shock)                             Amount                $ Change            % Change
-----------------------------------------------------       -----------            -----------         -----------
200                                                         $    38,699              $  1,308               3.50
100                                                              38,149                   758               2.03
Static                                                           37,391                    -                  -
-100                                                             36,790                  (601)             (1.61)
-200                                                             35,740                (1,651)             (4.42)





The Bank's interest rate risk position has improved at December 31, 2002 compared with its risk position at March 31, 2002 in the sense that in the event of a sudden and sustained increase or decrease in market interest rates, at December 31, 2002, there would be less overall volatility in net interest income. The improvement is primarily the result of the Bank's increased number of refinancings and subsequent sales of long-term, fixed-rate, one-to four-family mortgage loans and the Bank's continued emphasis on originating shorter duration, higher yielding commercial and consumer loans. The Bank also was able to reprice many of its retail deposit products as a result of the low level of market interest rates. The Bank also renewed advances from the Federal Home Loan Bank and extended the maturity dates.

As noted above, computation of the prospective effect of hypothetical interest rate changes is based on a number of assumptions. The calculation of the interest rate sensitivity of the Company could vary significantly if different assumptions were used, or if the Company's response to changes in interest rates included changes in the mix of assets and liabilities in its balance sheet. Other shortcomings also exist in the table. These shortcomings include the following, among others:

- Although certain assets may have similar maturities or repricing characteristics, they may react in different degrees to changes in interest rates.

- The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates.

- Certain assets, such as adjustable-rate, residential mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset.

- In the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from time deposits could deviate significantly from those assumed in calculating the table.

- If interest rates increased, it is also possible that the increased mortgage payments required of certain borrowers could result in an increase in delinquencies and defaults.

- Changes in interest rates could also affect the volume and profitability of the Bank's lending operations.

As a result of these and other shortcomings in the model determining the prospective effects of interest rate changes, the computations in the table should not be relied upon as indicative of actual results in the event of changes in market interest rates. Further, the computations do not reflect any actions that management may undertake to respond to changes in interest rates.