Form 10-K, Exhibit 13
period 2003-12-31
CITIZENS FIRST BANCORP INC
filed 2004-03-15
CIK 1127442

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS

The selected consolidated financial and other data of Citizens First set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of Citizens First and Notes thereto presented elsewhere in this annual report.

                                                AT                 AT                                    AT
                                           DECEMBER 31,       DECEMBER 31,                           MARCH 31,
                                               2003               2002              2002                2001               2000
                                           ------------       ------------       ----------          ----------         ----------
                                                                           (Dollars in thousands)
SELECTED CONSOLIDATED FINANCIAL DATA:
Total assets                                $1,094,260         $1,000,184         $  946,356         $  855,866         $  741,570
Cash and cash equivalents                       33,647             40,356             57,926             53,618             45,182
Loans, net                                     929,201            819,136            735,564            672,449            568,503
Securities available-for-sale                   79,672            100,382            118,547             96,053             99,407
Deposits                                       748,531            671,830            634,014            581,281            601,008
FHLB advances                                  172,534            173,003            151,514            114,931             70,502
Total equity                                   158,187            148,155            151,440            149,721             63,259
Real estate owned, net                             443                353                953                282                 80
Total nonperforming assets                       4,209              2,767              2,746              2,029              1,326

                                               YEAR            NINE MONTHS
                                              ENDED               ENDED                               YEAR ENDED
                                           DECEMBER 31,        DECEMBER 31,                            MARCH 31,
                                               2003                2002               2002               2001               2000
                                           ------------        ------------        ----------         ----------         ----------
Total interest income                       $   60,415          $   46,954         $   66,347         $   60,517         $   51,928
Total interest expense                          23,307              20,129             30,691             34,112             27,063
                                            ----------          ----------         ----------         ----------         ----------
Net interest income                             37,108              26,825             35,656             26,405             24,865
                                            ----------          ----------         ----------         ----------         ----------
Provision for loan losses                        1,440                 892                996                780               (483)
Net interest income
after provision
for loan losses                                 35,668              25,933             34,660             25,625             25,348
Noninterest income:
 Net gain on sale of securities                    (46)                108                 --                 89                 --
 Other                                          10,353               5,655              4,079              3,179               (314)
Noninterest expense                             27,399              17,670             22,773             24,742             16,248
                                            ----------          ----------         ----------         ----------         ----------
Income before income taxes                      18,576              14,026             15,966              4,151              8,786
Income taxes                                     6,255               4,842              5,418                965              2,880
Net income                                  $   12,321          $    9,184         $   10,548         $    3,186         $    5,906


                                                 YEAR            NINE MONTHS
                                                ENDED              ENDED                               YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31                            MARCH 31,
                                                 2003                2002               2002               2001               2000
                                              ------------       ------------          ------             ------             ------
PERFORMANCE RATIOS:
Average yield on interest-
earning assets                                    5.96%               6.52%              7.49%              7.78%              7.97%
Average rate paid on
interest-bearing
liabilities                                       2.78                3.38               4.22               4.77               4.44
Average interest rate spread                      3.17                3.21               3.27               3.01               3.53
Net interest margin                               3.66                3.77               4.02               3.40               3.82
Ratio of interest-earning assets to
 interest-bearing liabilities                   121.04              119.65             121.71             108.68             106.90
Net interest income after provision
 for loan losses to noninterest
 expense                                        130.18              146.76             152.20             103.57             156.01
Noninterest expense as a percent of
average assets                                    2.57                2.44               2.54               3.04               2.35
Per share earnings                                1.58                1.14               1.23                N/A                N/A
Dividends per share                               0.34                0.24               0.16                N/A                N/A
Return on average assets                          1.15                1.26               1.16               0.39               0.85
Return on average equity                          8.06                8.25               7.00               4.15               9.35
Ratio of average equity to
average assets                                   14.32               14.95              16.49               9.42               9.11

                                                                            AT OR FOR THE YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,                           MARCH 31,
                                                 2003               2002               2002               2001               2000
                                              ------------       ------------         ------            ----------          ------
                                                                             (Dollars in thousands)
Leverage Capital Ratio                           11.80              12.10              16.40              16.70               8.50
Risk-based capital ratio                         15.80              19.50              22.00              24.40              13.10
ASSET QUALITY RATIOS:
Nonperforming loans as
 a percent of total loans                         0.47               0.29               0.24               0.26               0.22
Nonperforming assets as
 a percent of total assets                        0.40               0.28               0.29               0.21               0.18
Allowance for loan losses as a
 percent of total loans                           1.24               1.33               1.47               1.58               1.80
Allowance for loan losses as a
 percent of nonperforming loans                 309.72             459.07             614.61             598.40             839.57
Net loans charged-off to average
 interest-earning loans                           0.10               0.10               0.11               0.06               0.04

[ASSET GROWTH RATE BAR GRAPH]

                                                                                 Nine
                                                                                 Months
                                           Year Ended                            Ended           Year Ended
                                            March 31,                         December 31,      December 31,
                           2000               2001              2002             2002              2003                     5YR
ASSET GROWTH RATE         14.84%             15.41%            10.57%            5.80%             9.41%                    11.21%


[RETURN ON AVERAGE ASSETS BAR GRAPH]

                                                                                           Nine
                                                                                           Months
                                                    Year Ended                             Ended         Year Ended
                                                     March 31,                          December 31,    December 31,
                                    2000               2001           2002                 2002              2003             5YR
RETURN ON AVERAGE ASSETS            0.85%              0.39%          1.16%                0.94%             1.15%           0.90%


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL. Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes contained in this Annual Report to Stockholders.

FORWARD-LOOKING STATEMENTS. The Company or the Bank may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Stockholders, in the Company's Form 10-K filed with the Securities and Exchange Commission (the "SEC"), in other filings with the SEC and in other communications by the Company and the Bank, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs, loan loss allowances and provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, capital and other expenditures and synergies, efficiencies, cost savings and funding and other advantages expected to be realized from various activities. The words, "may, "could," "should," "would," "will", "believe," "anticipate," "estimate," "expect," "intend," "plan," "project," "predict," "continue," and similar expressions are intended to identify forward-looking statements.

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

- The impact of technological changes implemented by the Company and the Bank and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers. In this regard, in October 2002, Citizens First entered into an agreement with Fiserv Solutions, Inc. ("Fiserv") relating to Fiserv's ITI software package. Citizens First believes that the Fiserv ITI software package, together with planned upgrades to the Bank's PCs and data line connectivity, should provide it with significant processing improvements that it believes will allow enhanced customer service and efficiencies within the Bank. There can be no assurance, however, that the computer conversion will not be more difficult or expensive than anticipated or have unforeseen consequences.

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

- The effects of, and changes in, accounting principles, guidelines, policies and practices, as may be adopted by state and federal regulatory agencies and various accounting rulemakers.

- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

- This list of important factors is not exclusive. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements. Neither the Company nor the Bank undertakes - and each specifically disclaims any obligation - to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank or to release publicly the result of any revisions that may be made to any forward-looking statements, including revisions to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

OPERATING STRATEGY. Citizens First is a community-oriented financial institution, offering a wide range of deposit and loan products to its customers. In recent years, Citizens First's strategy has been one of controlled balance sheet growth and broader diversification of its loan products and loan portfolio. In recent years, Citizens First has emphasized originating residential mortgage loans, commercial and multi-family real estate loans, construction loans, commercial loans, automobile loans, home equity loans and lines of credit and a variety of consumer loans. It has also emphasized increasing sources of noninterest income.

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

In the last few years, although the percentage of the loan loss allowance to total loans has decreased, the Bank has increased the total amount of its allowance for loan losses to a level that it believes is consistent with that of other comparable financial institutions. Because the estimates and assumptions underlying Citizens First's allowance for loan losses are inherently uncertain, different estimates and assumptions could require a material increase in the allowance for loan losses. Any material increase in the allowance for loan losses could have a material adverse effect on Citizens First's net income and results of operations.

VALUATION OF MORTGAGE SERVICING RIGHTS. The Bank routinely sells its originated residential mortgage loans to investors, mainly Freddie Mac. Although Citizens First sells the mortgage loans, it frequently retains the servicing rights, or the rights to collect payments and otherwise service these loans, for an administrative or servicing fee. The mortgage loans that the Bank services for others are not included as assets in the Company's consolidated balance sheet. Loans serviced for others were approximately $478.0 million and $322.0 million at December 31, 2003 and December 31, 2002, respectively.

Citizens First's mortgage servicing rights relating to loans serviced for others represent an asset of the Bank. This asset is initially capitalized and included in other assets on the Company's consolidated balance sheet. The mortgage servicing rights are then amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage servicing rights. There are a number of factors, however, that can affect the ultimate value of the mortgage servicing rights to the Bank, including the estimated prepayment speed of the loan and the discount rate used to present value the mortage servicing rights. For example, if the mortgage loan is prepaid, the Bank will receive fewer servicing fees, meaning that the present value of the mortgage servicing rights is less than the carrying value of those rights on the Bank's balance sheet. Therefore, in an attempt to reflect an accurate expected value to the Bank of the mortgage servicing rights, the Bank receives a valuation of its mortgage servicing rights from an independent third party. The independent third party's valuation of the mortgage servicing rights is based on relevant characteristics of the Bank's loan servicing portfolio, such as loan terms, interest rates and recent prepayment experience, as well as current market interest rate levels, market forecasts and other economic conditions. Based upon the independent third party's valuation of the Bank's mortgage servicing rights, management then establishes a valuation allowance to quantify the likely impairment of the value of the mortgage servicing rights to the Bank. The estimates of prepayment speeds and discount rates are inherently uncertain, and different estimates could have a material impact on the Company's net income and results of operations. The valuation allowance is evaluated and adjusted quarterly by management to reflect changes in the fair value of the underlying mortgage servicing rights based on market conditions.

The balances of the Bank's capitalized mortgage servicing rights, net of valuation allowance, included in the Company's other assets at December 31, 2003 and December 31, 2002 were $3,820,000 and $1,939,000, respectively. These balances approximate the fair value of the Bank's mortgage servicing rights at these dates. The fair values of the Bank's mortgage servicing rights were determined using annual constant prepayment speeds of 13.46% and 33.93% and discount rates of 7.25% and 7.02% at December 31, 2003 and December 31, 2002, respectively. (Constant prepayment speeds are a statistical measure of the historical or expected prepayment of principal on a mortgage.) For further discussion of the Bank's valuation allowance and valuation of mortgage servicing rights, including a table setting forth the valuation allowances established by management with regard to the Bank's mortgage servicing rights for the previous three periods, see Note 6 to the Company's Consolidated Financial Statements. As can be seen in that table, prepayments have decreased and discount rates have increased over the past twelve months. As a result of the combined effect of these conditions, the expected value of the Bank's mortgage servicing rights has increased and management has, accordingly, decreased its valuation allowance for the Bank's mortgage servicing rights.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003 AND 2002

TOTAL ASSETS. Total assets increased $94.1 million, or 9.4%, to $1.1 billion at December 31, 2003 from $1.0 billion at December 31, 2002, primarily due to:

- a $110.1 million, or 13.4%, increase in loans, which is explained in more detail below,

- a $8.3 million, or 55.2%, increase in net premises and equipment, due to the purchase and remodeling of the Bank's new Wadhams office, additional capital improvements as a result of remodeling our other Bank branches and the acquisition of additional land in the Bank's market area,

- a $427,000, or 27.4%, increase in loans held for sale, due to differences in timing of loan sales,

- a $236,000, or 2.6%, increase in Federal Home Loan Bank stock, due to increased borrowings from the Federal Home Loan Bank of Indianapolis, which, in turn, required an increased investment in Federal Home Loan Bank stock, and

- a $2.5 million, or 17.1%, increase in accrued interest and other assets.

The increases in assets described above were partially offset by the following decreases in assets at December 31, 2003, as compared to assets at December 31, 2002:

- a $20.7 million, or 20.6%, net decrease in securities available for sale, consisting primarily of:

               o a $2.8 million decrease in United States government agency securities, and

               o a $16.5 million decrease in corporate securities, partially offset by a $3.6 million increase in municipal bonds, and

- a $6.7 million, or 16.5%, decrease in cash and cash equivalents primarily due to:

               o a $28.8 million decrease in interest bearing deposits in other depository institutions partially offset by,

               o a $19.5 million increase in cash and due from other depository institutions, and

               o     a $2.2 million increase in Federal Funds sold.

These net decrease in securities available for sale was primarily due to the sale of securities to fund loan growth. Similarly, the decrease in interest bearing deposits in other depository institutions was mainly to fund loan growth. Citizens First's net loans to assets ratio at December 31, 2003 was 84.9% compared to 81.9% at December 31, 2002, as a result of the $110.1 million increase in loans referred to above. The increase in loans was a result of Citizens First's operating strategy of controlled balance sheet growth and consisted primarily of:

- a $61.7 million, or 34.4%, increase in commercial real estate loans to $241.1 million,

- a $47.4 million, or 78.6%, increase in commercial loans to $107.7 million,

- a $3.2 million, or 14.5%, increase in construction loans to $25.0 million,

- a $12.6 million, or 17.4%, increase in home equity loans and lines of credit to $85.4 million, and

- a $16.7 million, or a 78.8%, increase in other consumer loans to $37.9 million.

The increase in commercial and commercial real estate loans was primarily due to the development of new business relationships and growth of existing clients. The increase in other consumer loans was a result of ongoing efforts to emphasize growth in shorter term commercial and consumer loan products. These loan increases were partially offset by the following decreases in loans at December 31, 2003, as compared to at December 31, 2002:

- a $2.0 million, or 3.3%, decrease in vehicle loans to $59.4 million, and

- a $28.4 million, or 6.9%, decrease in one- to four-family mortgage loans to $386.5 million, due to an increased number of sales of loans to third parties.

TOTAL LIABILITIES. Total liabilities increased $84.0 million, or 9.9%, from $852.0 million at December 31, 2002 to $936.0 million at December 31, 2003. The increase was primarily due to the following:

- a $76.7 million, or 11.4%, increase in deposits from $671.8 million at December 31, 2002 to $748.5 million at December 31, 2003, and

- a $7.8 million, or 108.6%, increase in accrued interest and other liabilities, due to a $9.0 million increase in fed funds borrowed.

These increases in liabilities were partially offset by:

- a $469,000, or 0.3%, decrease in Federal Home Loan Bank advances from $173.0 million at December 31, 2002 to $172.5 million at December 31, 2003 as a result of principal payments.

The overall increase in deposits were primarily invested in loans. The increases in deposits were a result of Citizens First's operating strategy of controlled balance sheet growth along with a greater emphasis on building relationships with new and existing customers. The $76.7 million net increase in deposits at December 31, 2003 compared to at December 31, 2002 was comprised of the following components:

- an increase in noninterest bearing deposits of $28.8 million, or 127.1%,

-        a decrease in NOW checking accounts of $24.0 million, or 24.7%,

-        an increase in passbook and savings deposits of $7.9 million, or 10.2%,

- an increase in money market deposit accounts of $78.0 million, or 38.6%, and

- a decrease in certificates of deposit of $14.0 million, or 5.2%, as a result of low market rates, as discussed below.

The increase in the money market deposit accounts was primarily due to lower overall rates in short-term accounts and certificates of deposit and to growth in business deposit accounts, which resulted primarily from historically low interest rates that have encouraged customers to move away from longer term, lower fixed rate, certificates of deposit to more liquid money market type accounts and our ongoing effort to attract and retain deposit relationships with businesses throughout our market area.

QUALITY OF ASSETS. Non-performing loans were 0.34% of total assets at December 31, 2003, compared to 0.24% at December 31, 2002. Non-performing loans increased $1.4 million, or 56.0%, to $3.8 million at December 31, 2003 from $2.4 million at December 31, 2002. This increase in non-performing loans was primarily due to a $1.4 million increase in non-performing real estate loans and a $230,000 increase in non-performing consumer loans as a result of poorer general economic conditions, offset by a $270,000 decrease in non-performing commercial loans. Non-performing assets, which includes not only non-performing loans, but also real estate owned by the Bank after foreclosure, increased $1.4 million to $4.2 million, or 0.38% of total assets, at December 31, 2003, as compared to $2.8 million, or 0.28%, of total assets at December 31, 2002. This increase in non-performing assets was due to the increase in non-performing loans described above along with a nominal $90,000 increase in other real estate owned. The allowance for loan losses was $11.6 million at December 31, 2003 and $11.1 million at December 31, 2002, or 1.24% of total loans and 309.7% of non-performing loans at December 31, 2003, as compared to 1.33% of total loans and 459.1% of non-performing loans at December 31, 2002. The Company's allowance for loan losses is a critical accounting policy that involves estimates and assumptions about matters that are highly uncertain. Use of a different amount for the allowance could have a material impact on the Company's financial statements. For more information on how the amount of this allowance is determined, please see the caption "Critical Accounting Policies" in this section "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STOCKHOLDERS' EQUITY. Stockholders' equity increased $10.0 million from $148.2 million at December 31, 2002 to $158.2 million, as a result of the addition of net income of $12.3 million and a $1.1 million increase due to the allocation of ESOP shares, a $291,000 increase in accumulated other comprehensive income from the unrealized gains or losses on securities and a $464,000 increase in deferred compensation which represents deferred fees owed to members of the Board of Directors. These increases were offset by a $1.4 million increase in treasury shares and dividends of $2.7 million.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND THE TWELVE MONTHS ENDED DECEMBER 31, 2002

The Company changed its fiscal year so that its fiscal year now ends on December 31st, rather than on March 31st. As a result, the Company has filed with the SEC a transition report on Form 10-K for the nine months ended December 31, 2002, and audited financial statements as of and for the nine months ended December 31, 2002 are included with the Company's audited Consolidated Financial Statements. To facilitate understanding the Company's results of operations for the twelve months ended December 31, 2003, however, the following table sets forth the Company's audited results of operations for the twelve months ended December 31, 2003 and the Company's unaudited results of operations for the twelve months ended December 31, 2002:

                                                                                For the Twelve
                                                               Year Ended         Months Ended
                                                              December 31,        December 31,
                                                                  2003               2002
                                                              ------------      --------------
INTEREST INCOME                                                                    (unaudited)
Loans, including fees                                          $   56,016          $   56,240
Federal funds sold and Interest-bearing deposits                      325                 348
Securities:
Tax-exempt                                                            485                 495
Taxable                                                             3,589               5,565
                                                               ----------          ----------
Total interest income                                              60,415              62,648
INTEREST EXPENSE
Deposits                                                           13,996              17,739
Federal Home Loan Bank advances                                     9,311               9,130
                                                               ----------          ----------
Total interest expense                                             23,307              26,869
                                                               ----------          ----------
NET INTEREST INCOME                                                37,108              35,779
PROVISION FOR LOAN LOSSES                                           1,440               1,141
                                                               ----------          ----------
NET INTEREST INCOME, after provision for loan losses               35,668              34,638
NONINTEREST INCOME (LOSS)
Service charges and other fees                                      3,113               3,318
Loan servicing fees                                                 1,090                 587
Mortgage banking activities                                         4,961               2,264
Gain (Loss) on sale of investment securities                          (46)                108
Other                                                               1,189                 721
                                                               ----------          ----------
Total noninterest income                                           10,307               6,998
NONINTEREST EXPENSES
Compensation and employee benefits                                 13,322              11,179
Office occupancy and equipment                                      4,237               3,372
Advertising and business promotion                                  1,228                 804
Stationery, printing and supplies                                     859               1,571
Data processing                                                       487                 392
Deposit statement preparation and collections                         689                 751
Professional fees                                                   1,418               1,213
Appraisal fees                                                        916                 861
Other                                                               4,243               3,430
                                                               ----------          ----------
Total noninterest expenses                                         27,399              23,573
                                                               ----------          ----------
INCOME - Before federal income tax expense                         18,576              18,063
Federal income tax expense                                          6,255               6,204
                                                               ----------          ----------
NET INCOME                                                     $   12,321          $   11,859
                                                               ==========          ==========
BASIC EARNINGS PER COMMON SHARE                                $     1.58          $     1.46
                                                               ==========          ==========
DILUTED EARNINGS PER COMMON SHARE                              $     1.57          $     1.46
                                                               ==========          ==========

NET INCOME. Net income increased $462,000, or 3.9%, for the year ended December 31, 2003 to $12.3 million as compared to $11.9 million for the twelve months ended December 31, 2002, resulting in net earnings of $1.58 per share. The increase in net income for the year was primarily due to a $1.3 million, or 3.7%, increase in net interest income (discussed below) and to a $3.3 million, or 47.3%, increase in noninterest income, partially offset by a $3.8 million, or 16.2%, increase in noninterest expenses, which was primarily due to a $2.1 million, or 19.2% increase in compensation and employee benefits, a $865,000, or 25.7% increase in occupancy expenses and a $205,000, or 16.9%, increase in professional fees, a $813,000, or 23.7%, increase in other noninterest expenses along with a $424,000, or 52.7%, increase in advertising. Contributing to the increase in noninterest income were a $2.7 million, or 119.1%, increase in income from mortgage banking activities, a $503,000, or 85.7%, increase in loan servicing fees and a $468,000, or 64.9%, increase in other noninterest income. These increases are explained in more detail below.

NET INTEREST INCOME. Net interest income, before provision for loan loss, increased by $1.3 million to $37.1 million for the year ended December 31, 2003, from $35.8 million for the twelve months ended December 31, 2002. The increase in net interest income, before provision for loan loss, consisted primarily of:

- a $2.2 million, or 3.6%, decrease in total interest income to $60.4 million for the year ended December 31, 2003, from $62.6 million for the twelve months ended December 31, 2002, which is explained in detail below, offset by,

- a $3.6 million, or 13.3%, decrease in total interest expense to $23.3 million for the year ended December 31, 2003, from $26.9 million for the twelve months ended December 31, 2002, which is explained in detail below.

The $2.2 million decrease in total interest income for the year ended December 31, 2003, compared to the twelve months ended December 31, 2002, was comprised primarily of a $2.0 million, or 35.5%, decrease in interest income on taxable securities, primarily due to a 167 basis point reduction in the average yield on securities offset by a $15.8 million increase in the average balance.

Average interest earning assets increased $53.2 million primarily due to a $61.5 million, or 7.6%, increase in the average balance of loans, which occurred as a result of the growth in deposits and the decrease in cash and cash equivalents.

The $3.6 million decrease in total interest expense for the year ended December 31, 2003, compared to the twelve months ended December 31, 2002, was comprised primarily of a $3.7 million, or 21.1%, aggregate decrease in interest expense on savings, NOW, MMDA and certificates of deposit accounts.

Earning asset yields have declined by approximately 56 basis points over the last twelve months. Net interest margin continues to compress as existing loans refinance and new loans, mainly commercial and consumer, that are indexed to Prime are added to the portfolio. We believe that this compression could continue until such time as these indexes begin to rise. The possibility exists that rates on deposits could rise sooner than rates on loans further compressing net interest margin.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $299,000, or 26.2%, from $1.1 million for the twelve months ended December 31, 2002 to $1.4 million for the year ended December 31, 2003. The increased provision for loan losses is the result of a $1.4 million increase in non-performing loans. As a result of the increase in non-performing loans and net charge-offs, management felt an increased provision was warranted. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.33% at December 31, 2002 to 1.24% at December 31, 2003, and the allowance for loan losses as a percentage of non-performing loans decreased from 459.1% at December 31, 2002 to 309.7% at December 31, 2003, in each case primarily as a result of the significant increase in the size of the Bank's loan portfolio. Management considers its allowance for loan losses to be one of its critical accounting policies, meaning that in order to determine the allowance and provision for loan losses, management must make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions could have a material impact on the Company's net income and on the Company's overall financial condition and results of operations. For more information, see the caption "Critical Accounting Policies" in this section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONINTEREST INCOME. Noninterest income increased by $3.3 million, or 47.3%, from $7.0 million for the twelve months ended December 31, 2002 to $10.3 million for the year ended December 31, 2003. The increase was primarily due to the following changes between the twelve month period ended December 31, 2002 and the year ended December 31, 2003:

a $2.7 million, or 119.1%, increase in mortgage banking activities, due to increased sales of fixed rate one- to four-family loans, which occurred as a result of an increased volume of refinancings. (The rights to service these loans and the income associated with those rights were retained by Citizens First.) The following factors contributed to the increased sale of loans from the twelve months ended December 31, 2002 to the year ended December 31, 2003:

During the year ended December 31, 2003, the Bank originated $443.7 million of one- to four-family residential mortgage loans, an increase of $96.6 million, or 27.8%, from $347.1 million of one-to four-family residential mortgage loans originated by the Bank for the twelve months ended December 31, 2002.

At December 31, 2003, the Bank had $2.0 million of one- to four-family residential mortgage loans held for sale, an increase of $427,000, or 27.4%, from $1.6 million of one-to four-family residential mortgage loans held for sale by the Bank at December 31, 2002,

    - a $503,000, or 85.7%, increase in loan servicing fees due to the increase in loans sold with servicing retained, and

    - a $468,000, or 64.9%, increase in other noninterest income, partially offset by,

    -    a $205,000, or 6.2%, decrease in service charges and other fees, and

    -    a $154,000, or 142.6%, decrease in gain on sale of securities.

As indicated above, increases during the period, much of the increase was due to the large number of refinancings and subsequent sales of long term, fixed-rate one- to four-family residential mortgage loans. Generally, many of the customers that could have refinanced their loan during the period have done so. We do not expect the number of refinancings and gains on sale that are included in line item "Mortgage Banking Activities" subsequent to those refinancings to repeat to the same extent in 2004. This possible reduction in noninterest income could have a significant impact on earnings in future quarterly periods and in the year ended December 31, 2004.

NONINTEREST EXPENSE. Noninterest expense increased $3.8 million, or 16.2%, to $27.4 million for the year ended December 31, 2003, from $23.6 million for the twelve months ended December 31, 2002, primarily due to the following:

    - An increase of $2.1 million, or 19.2%, in compensation, payroll taxes and employee benefit expenses, due to an increase in commissions to lending personnel as a result of increased loan production volumes, increased benefit costs and a 13.0% increase in the number of employees,

    - A $865,000, or 25.7%, increase in occupancy and equipment expense due partially to additional branches and disposal of abandoned assets.

    - a $424,000, or 52.7%, increase in advertising and business promotion expense, due to increased advertising efforts by the Bank,

    -    a $813,000, or 23.7%, increase in other noninterest expenses.

These increases were partially offset by a $712,000, or 45.3%, decrease in stationery, printing and supplies.

We continue to renovate the interiors of many of the branch offices and we have begun to renovate the main office to make them more conducive to sales and service. This investment, along with other ongoing investments in training, is expected to increase office occupancy and other expenses in the near term.

INCOME TAXES. Federal income taxes for the year ended December 31, 2003 were $6.3 million, an increase of $51,000, or 0.8%, from $6.3 million for the twelve months ended December 31, 2002. The effective tax rates for 2003 and 2002 were 33.7% and 34.3%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 2002 AND 2001 NET INCOME.

Net income increased $7.4 million, or 231.1%, for the fiscal year ended March 31, 2002 to $10.5 million resulting in net earnings of $1.23 per share. The increase in net income for the fiscal year was primarily due to a 35.0% increase in net interest margin and a $7.1 million contribution expense and an accompanying reduction to the tax provision of $2.4 million in the prior period due to the formation of Citizens First Foundation. Excluding the prior year contribution, net income for the fiscal year would have increased $2.7 million, or 34.5%, from $7.8 million to $10.5 million. Contributing to the increase was 811,000 or 24.8%, increase in non-interest income, primarily due to an increase in service charges and other fees.

NET INTEREST INCOME. Net interest income before provision for loan losses increased by $9.3 million, or 35.0%, to $35.7 million for 2002 from $26.4 million for 2001. Total interest income increased $5.8 million, or 9.6%, to $66.3 million for 2002 from $60.5 million for 2001. Interest income on loans increased $5.2 million primarily due to increases in the average balance in loans but was offset partially by $3.4 million decrease in total interest expense due to lower average market rates. Interest earning assets increased $108.2 million primarily due to a $82.0 million, or 12.6%, increase in the average balance of loans, and a $34.2 million, or 38.1%, increase in the average balance of securities from funds invested as a result of the growth in deposits and the increase in Federal Home Loan bank advances.

Total interest expense decreased $3.4 million, or 10.0%, to $30.7 million for the fiscal year ended March 31, 2002 from $34.1 million for the fiscal year ended March 31, 2001 due to an 55 basis point reduction in overall market interest rates. This decrease was primarily the result of 11 interest rate reductions over the period. A $45.7 million, or 12.5%, decrease in the average balance of certificates of deposit combined with 74 basis point rate decrease contributed $4.9 million of the $5.8 million reduction to retail deposit expense. This was partially offset by a $2.4 million, or 42.1%, increase in interest expense on Federal Home Loan Bank advances to $8.1 million for 2002 from $5.7 million in 2001. The increase in interest expense on Federal Home Loan Bank advances was primarily due to a $40.3 million increase in the average balance of Federal Home Loan Bank advances, offset by lower market interest rates.

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

NONINTEREST INCOME. Noninterest income increased by $811,000, or 24.8%, from $3.3 million in the fiscal year ended March 31, 2001 to $4.1 million for the fiscal year ended March 31, 2002. The increase was primarily due to a $649,000, or 40.0%, increase in service charges and other fees due to additional fees charged to retail deposit accountholders as a result of a change to the fee structure of retail deposit products. Income from mortgage banking activities increased $340,000, or 103.0%, from $330,000 in the fiscal year ended March 31, 2001 to $670,000 in 2002 due to increased sales of fixed rate one- to four-family loans as a result of increased refinancings.

NONINTEREST EXPENSE. Non-interest expense decreased $2.0 million, or 8.0%, from $24.7 million for the fiscal year ended March 31, 2001 to $22.8 million for the fiscal year ended March 31, 2002 primarily due to the $7.1 million contribution expense in the prior period due to the formation of Citizens First Foundation at the time of the conversion from a mutual savings bank to a stock savings bank. Without the prior period contribution expense, noninterest expense would have increased $5.0 million, or 27.4% from $17.7 million for fiscal 2001 to $22.8 million for fiscal 2002. Compensation and benefit expense increased $2.1 million, or 24.2%, primarily due to an addition of staff, an increase in commissions to lending personnel due to increased loan volumes and the increased cost for the ESOP due to a full year's accrual versus only one month for the previous fiscal year and due to the higher share price of the Company's stock. Professional fees increased $498,000, or 122.1%, due to the increased costs associated with becoming a public company, other public reporting expenses, and additional costs related to compliance with recent regulatory changes regarding consumer privacy and the Bank's change in retail deposit products. Advertising and business promotion expense increased $94,000, or 18.1%. The opening of a new office in Lexington and the remodeling of our Marysville branch were among the more visible steps we took this past fiscal year to better serve our market area. Printing and supplies increased $329,000, or 28.7%, deposit statement preparation increased $155,000, or 26.1% and appraisal fee expense increased $359,000, or 74.3% due to increased loan application volume. Other non-interest expenses increased $1.3 million, or 63.6%, primarily as a result of the engagement of consultants to perform compensation reviews, operational efficiency studies, a facilities review, and overall technology review. We also plan to renovate the interiors of all our branches during 2002 to make them more conducive to sales and service. This investment along with other upcoming investments in training and a system-wide data processing upgrade could increase office occupancy and other expenses in the near term.

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

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table (000s omitted) presents certain information for the years indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. Average balances were derived from monthly balances.

                                                                        YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------------------------
                                                           2003                                           2002
                                       ----------------------------------------------------------------------------------------
                                                                        AVERAGE                                         AVERAGE
                                         AVERAGE                         YIELD/      AVERAGE                             YIELD/
                                         BALANCE         INTEREST         RATE       BALANCE             INTEREST         RATE
                                       -----------      -----------       ----     -----------         -----------        ----
INTEREST EARNING ASSETS:

Loans (1)                              $   874,377      $    56,016       6.41%    $   812,831         $    56,240        6.92%
Investment securities (2)                   97,519            3,706       3.80         104,059               5,565        5.35
FHLB Stock                                   9,219              368       3.99           8,305                 348        4.19
Federal funds sold                           2,513               25       0.99              --                  --          --
Interest-bearing deposits                   30,888              300        .97          36,119                 495        1.37
                                       -----------      -----------       ----     -----------         -----------        ----
   Total interest-earning assets         1,014,516           60,415       5.96         961,314              62,648        6.52
                                       -----------      -----------       ----     -----------         -----------        ----
Noninterest-earning assets                  52,594                                      19,333
                                       -----------                                 -----------
Total assets                           $ 1,067,110                                 $   980,647
                                       ===========                                 ===========
INTEREST-BEARING LIABILITIES:
   Deposits:
   Savings                             $    73,351      $       567        .77%    $    80,219         $       767        0.96%
   NOW                                      85,368              904       1.06          92,104               1,206        1.31
   MMDA                                    240,685            3,808       1.58         182,745               3,968        2.17
Certificates of deposit                    264,834            8,717       3.29         284,971              11,798        4.14
                                       -----------      -----------       ----     -----------         -----------        ----
   Total interest earning deposits         664,238           13,996       2.11         640,039              17,739        2.77
FHLB advances and
   other borrowings                        173,896            9,311       5.35         163,367               9,130        5.59
                                       -----------      -----------       ----     -----------         -----------        ----
Total interest-bearing liabilities         838,134           23,307       2.78         803,406              26,869        3.34
Non-interest earning deposits               65,325                                      20,648
Other noninterest-bearing
   liabilities                              10,789                                       9,955
                                       -----------                                 -----------
   Total liabilities                       914,248                                     834,009
Equity                                     152,862                                     146,638
                                       -----------                                 -----------
Total liabilities and equity           $ 1,067,110                                 $   980,647
                                       ===========                                 ===========
Net interest-earning assets            $   176,382                                 $   157,908
                                       ===========                                 ===========
Net interest income                                     $    37,108                                    $    35,779
                                                        ===========                                    ===========
Interest rate spread (3)
                                                                          3.18%                                           3.18%
Net interest margin as a percentage
   of interest-earning assets (4)
                                                                          3.66%                                           3.72%
Ratio of interest-earning assets
   to interest-bearing liabilities
                                                                        121.04%                                         119.65%

                                                                For the Twelve Months Ended March 31,
                                                            2002                                             2001
                                                            ----                                             ----
                                                                           Average                                        Average
                                          Average                          Yield/           Average                        Yield/
                                          Balance         Interest          Rate            Balance         Interest        Rate
                                        -----------      -----------       -------        -----------     -----------     --------
INTEREST EARNING ASSETS:
Loans (1):                              $   733,097      $    57,678        7.87%         $   651,084     $    52,491       8.06%
Investment securities (2):                  123,894            7,249        5.85               89,742           6,080       6.77
FHLB Stock                                    6,828              489        7.16                5,651             345       6.11
Federal funds sold                               --               --          --                1,193              64       5.36
Interest-bearing deposits                    22,103              931        4.21               30,056           1,537       5.11
                                        -----------      -----------        ----          -----------     -----------       ----
   Total interest-earning assets            885,922           66,347        7.49              777,726          60,517       7.78
                                        -----------      -----------        ----          -----------     -----------       ----
Noninterest-earning assets                   27,312                                            37,420
                                        -----------                                       -----------
Total assets                            $   913,234                                       $   815,146
                                        ===========                                       ===========

INTEREST-BEARING LIABILITIES:
   Deposits:
   Savings                              $    79,401      $     1,533        1.93%         $    89,418     $     2,136       2.39%
   NOW                                       73,099            1,359        1.86               71,453           1,440       2.02
   MMDA                                     124,754            4,104        3.29               98,709           4,338       4.39
Certificates of deposit                     320,013           15,562        4.86              365,663          20,471       5.60
                                        -----------      -----------        ----          -----------     -----------       ----
   Total interest earning deposits          597,267           22,558        3.78              625,243          28,385       4.54
FHLB advances and other borrowings          130,645            8,133        6.23               90,348           5,725       6.34
                                        -----------      -----------        ----          -----------     -----------       ----
   Total interest-bearing liabilities       727,912           30,691        4.22              715,591          34,110       4.77
Non-interest earning deposits                24,812                                            17,567
Other noninterest-bearing
   liabilities                                9,929                                             5,196
                                        -----------                                       -----------
   Total liabilities                        762,653                                           738,354
Equity                                      150,581                                            76,792
                                        -----------                                       -----------
Total liabilities and equity            $   913,234                                       $   815,146
                                        ===========                                       ===========
Net interest-earning assets             $   158,010                                       $    62,135
                                        ===========                                       ===========
Net interest income                                      $    35,656                                      $    26,407
                                                         ===========                                      ===========
Interest rate spread (3)                                                    3.27%                                           3.01%
Net interest margin as a percentage
   of interest-earning assets (4)                                           4.02%                                           3.40%
Ratio of interest-earning assets
   to interest-bearing liabilities                                        121.71%                                         108.68%



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

RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Citizens First's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume. (000'S Omitted)

                                                      Year Ended December 31, 2003                Year Ended March 31, 2002
                                                              Compared to                                Compared to
                                                      Year Ended December 31, 2002                Year Ended March 31, 2001
                                                      Increase (Decrease) Due to                  Increase (Decrease) Due to
                                                 Rate          Volume           Net           Rate          Volume           Net
                                               ---------      ---------      ---------      ---------      ---------      ---------
INTEREST-EARNING ASSETS:
Loans                                          $  (4,482)     $   4,258      $    (224)     $  (1,425)     $   6,612      $   5,187
Investment securities                             (1,509)          (350)        (1,859)        (1,145)         2,314          1,169
FHLB stock                                           (18)            38             20             72             72            144
Federal funds sold                                    25             --             25             --            (64)           (64)
Interest-earning deposits                           (123)           (72)          (195)          (199)          (407)          (606)
                                               ---------      ---------      ---------      ---------      ---------      ---------
Total interest-earning assets                     (6,107)         3,874         (2,233)        (2,697)         8,527          5,830
                                               ---------      ---------      ---------      ---------      ---------      ---------
INTEREST-BEARING LIABILITIES:
Deposits:
Savings                                             (134)           (66)          (200)          (364)          (239)          (603)
NOW                                                 (214)           (88)          (302)          (114)            33            (81)
MMDA                                              (1,418)         1,258           (160)        (1,379)         1,145           (234)
Certificates of deposit                           (2,247)          (834)        (3,081)        (2,353)        (2,556)        (4,909)
                                               ---------      ---------      ---------      ---------      ---------      ---------
Total deposits                                    (4,013)           270         (3,743)        (4,210)        (1,617)        (5,827)
FHLB advances and other borrowings                  (407)           588            181           (145)         2,553          2,408
                                               ---------      ---------      ---------      ---------      ---------      ---------
Total interest-bearing liabilities                (4,420)           858         (3,562)        (4,355)           936         (3,419)
                                               ---------      ---------      ---------      ---------      ---------      ---------
Increase (decrease) in net interest income     $  (1,687)     $   3,016      $   1,329      $   1,658      $   7,591      $   9,249
                                               =========      =========      =========      =========      =========      =========

Includes securities available-for-sale and held-to-maturity on a tax equivalent basis.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL. Based on the following, Citizens First considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

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

Citizens First's primary sources of funds consist of deposits, loan repayments, payments of interest on loans, proceeds from the sale of loans originated for sale, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank, cash on hand and cash on deposit. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, and mortgage loan originations and sales are greatly influenced by general interest rates, economic conditions and competition. Additionally, dividends from the Bank may be a source of funding for the Company. The Bank is subject to regulatory requirements regarding these dividends. These regulatory requirements are further discussed in Note 12 to the Company's Consolidated Financial Statements. Citizens First and the Company primarily use their funds for the following:

-        To originate mortgages and other new loans,

-        To fund withdrawals of deposits and to pay interest on deposits,

-        To fund takedowns on loan commitments and letters of credit,

-        To invest in securities, including Federal Home Loan Bank stock,

- To pay principal and interest on its borrowings, including interest on Federal Home Loan Bank advances,

- To fund any capital expenditures, which, for the upcoming fiscal year, are expected to include renovation of the interiors of the remaining branch offices that began in 2002,

-        To pay dividends to its shareholders, and

- To fund repurchases of the Company's stock pursuant to common stock repurchase plans approved by the Company's Board of Directors from time to time, which repurchase plans are described in detail below.

Liquidity management is both a daily and long-term responsibility of management. Citizens First adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning assets and costs of interest-bearing liabilities, and (4) the objectives of its asset/liability management program, which are to balance and control the risks and financial position of Citizens First. Excess liquid assets are invested generally in interest-earning overnight deposits and short-and intermediate-term U. S. Government and agency obligations.

Citizens First's most liquid assets are cash and due from depository institutions as well as securities maturing in one year or less. The levels of these assets are dependent on Citizens First's operating, financing, lending and investing activities during any given period. At December 31, 2003, cash and deposits in other depository institutions totaled $33.6 million and available-for-sale securities totaled $79.7 million. In addition, at December 31, 2003, Citizens First had the ability to borrow a total of approximately $238.0 million from the Federal Home Loan Bank of Indianapolis. On that date, Citizens First had advances outstanding from the Federal Home Loan Bank of Indianapolis of $172.5 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations and commitments are:
(000's Omitted)

                                                      Payments Due by Period
                              ----------------------------------------------------------------------
                               Less than       1 to 3         4 to 5        After 5
Contractual Obligations         1 Year         Years           Years         Years          Total
-------------------------     ----------     ----------     ----------     ----------     ----------
Total Deposits                $  110,769         55,683         27,328          2,683        196,463
Long-Term Borrowings              32,325         62,459         63,851         13,899        172,534
Short-Term Borrowings             19,000             --             --             --         19,000
Annual Rental/Purchase                                                                            --
   Commitments Under
   Noncancelable
   Leases/Contracts                1,826            119            123             --          2,068
                              ----------     ----------     ----------     ----------     ----------
Total                            163,920        118,261         91,302         16,582        390,065
                              ==========     ==========     ==========     ==========     ==========

                                                        Expiration by Period
                              ----------------------------------------------------------------------
                               Less than       1 to 3         4 to 5        After 5
Other Commitments               1 Year          Years          Years         Years           Total
-------------------------     ----------     ----------     ----------     ----------     ----------
Letters of Credit                  5,397             --             --             --          5,397
Commitments to
Extend Credit                    212,024             --             --             --        212,024
                              ----------     ----------     ----------     ----------     ----------
Total                            217,421             --             --             --        217,421
                              ==========     ==========     ==========     ==========     ==========

OPERATING ACTIVITIES. Citizens First originates fixed-rate mortgage loans conforming to Freddie Mac guidelines generally for sale in the secondary market. The proceeds of these sales provide the Bank with funds for both additional lending and liquidity to meet its current obligations. Citizens First sold $325.0 million of fixed-rate mortgage loans during the period ended December 31, 2003 and $188.0 million of these loans during the nine months ended December 31, 2002.

INVESTING ACTIVITIES. The primary investing activities of Citizens First are the origination of loans to be held for investment, the purchase and sale of securities and capital expenditures. The following table shows those activities engaged in by Citizens First during the period ended December 31, 2003 the nine months ended December 31, 2002 and the fiscal year ended March 31 2002:

                                                 For the Year           For the Nine            For the Year
                                                    Ended               Months Ended               Ended
                                               December 31, 2003      December 31, 2002        March 31, 2002
                                               ------------------     ------------------     ------------------
Loan originations, exclusive of repayments     $          761,920     $          534,784     $          465,926
Maturities of securities                                   48,867                 22,744                 70,290
Sale of securities                                         25,990                  6,963                 35,040
Purchase of securities                                     53,964                 12,070                128,623

For the fiscal year ending December 31, 2004, upcoming capital expenditures are expected to include renovation of the interiors of the remaining branch offices that began in 2002 and purchases of land for future branch expansion.

FINANCING ACTIVITIES. Financing activities consist primarily of activity in deposit accounts, Federal Home Loan Bank advances, payment of dividends to the Company's shareholders and repurchase of the Company's stock pursuant to various common stock repurchase programs approved by the Company's Board of Directors from time to time. Citizens First experienced a net increase in total deposits of $76.7 million for the year ended December 31, 2003 and a net increase in total deposits of $37.8 million for the nine months ended December 31, 2002. Deposit flows are affected by market interest rates, the interest rates and products offered by Citizens First and its competitors and other factors. Citizens First generally manages the pricing of its deposits to be competitive with other local banks and to increase core deposit relationships. Occasionally, Citizens First offers promotional rates on certain deposit products in order to attract deposits.

During the year ended December 31, 2003 and the nine months ended December 31, 2002, Federal Home Loan Bank advances decreased $469,000 and increased $21.6 million, respectively. Federal Home Loan Bank advances are collateralized by mortgage loans and investment securities under a blanket collateral agreement. For additional information about Federal Home Loan Bank advances, see Note 8 to the Company's Consolidated Financial Statements. The 2002 increase in Federal Home Loan Bank advances were used to fund Citizens First's increase in its loan portfolio.

At December 31, 2003, Citizens First had outstanding unfunded commitments to originate loans or to refinance existing loans of $118.2 million, $48.1 million of which had fixed interest rates. These loans are generally to be secured by properties located in its market area. Citizens First anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. In addition, certificates of deposit that are scheduled to mature in one year or less from December 31, 2003 total $110.8 million. To the extent that Citizens First needs to fund maturing certificates of deposit, they will also be funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. Based on past experience, however, management believes that a significant portion of these certificates of deposit will remain with Citizens First.

During the year ended December 31, 2003 and the nine months ended December 31, 2002, dividends were paid to shareholders in the amounts of $2.7 million and $1.9 million, respectively. The Company intends to continue to pay regular quarterly dividends. The declaration and payment of dividends, however, are subject to the discretion of the Board of Directors and to compliance requirements under applicable law. For additional information, see Note 12 to the Company's Consolidated Financial Statements. Determination of the timing and amount of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements, future business prospects, general business conditions and other factors that the Board of Directors may deem relevant. At this time, the Company does not believe that there are any restrictions that would currently materially limit the Company's ability to pay dividends or that the Company believes are likely to limit materially the future payment of dividends on its common stock.

On September 26, 2002, the Company's Board of Directors approved a plan to repurchase up to 428,701, or 5%, of its outstanding shares of its common stock. Under the common stock repurchase plan, the Company may purchase shares of its common stock in the open market at prevailing prices or in privately negotiated transactions from time to time depending upon market conditions and other factors. As of December 31, 2003, the Company had repurchased 124,900 shares of its common stock pursuant to this repurchase plan at a weighted average price of $20.35 per share. In addition, by the end of July 2002, the Company announced that it had completed the repurchase of 476,338 shares of its outstanding common stock, at an average price of $20.72 per share pursuant to another repurchase program. This repurchase program was in addition to a prior repurchase program completed in December 2001, pursuant to which the Company repurchased 476,388 shares of its outstanding common stock, at an average price of $15.66 per share. Repurchased shares are held in treasury and may be used in connection with employee benefits and other general corporate purposes. Management does not believe that these past purchases have had, nor are future purchases expected to have, a significant impact on the Company's liquidity. For more information on the Company's stock repurchase programs, see
Note 15 to the Company's Consolidated Financial Statements.

REGULATORY CAPITAL REQUIREMENTS. Citizens First is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2003, Citizens First exceeded all of its regulatory capital requirements. Citizens First is considered "well capitalized" under regulatory guidelines. See Note 11 to the Company's Consolidated Financial Statements.

IMPACT OF NEW ACCOUNTING STANDARDS. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of the Standard did not have a material effect on the Company's Condensed Consolidated Financial Statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effect of this new guidance on the consolidated financial statements will depend on future acquisition activity, thus, its impact is not readily determinable.

EFFECT OF INFLATION AND CHANGING PRICES. The Company's Consolidated Financial Statements and related financial data presented have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations and in increased loan amounts and in increased interest rates (which must include a real rate of return and an additional amount to reflect expected inflation over the term of the loan). Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

The table below sets forth, as of December 31, 2003, estimated net interest income and the estimated changes in Citizens First's net interest income for the next twelve month period that could occur as a result of instantaneous changes in market interest rates of 100 and 200 basis points:

                                             Estimated Change in Annual Net Interest Income
                                               At December 31, 2003 (Dollars in thousands)
 Increase/(Decrease) in Market Interest      -----------------------------------------------
   Rates in Basis Points (Rate Shock)           Amount          $ Change          % Change
----------------------------------------     ------------     ------------      ------------
               200                           $     42,122     $      3,051              7.81%
               100                                 40,518            1,447              3.70
             Static                                39,071               --                --
              -100                                 37,867           (1,204)            (3.08)
              -200                                 36,962           (2,109)            (5.40)

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

The notional and estimated fair value of the Bank's forward sales contracts used to manage risk positions associated with residential mortgage loans were as follows:

                                Notional        Estimated
                                 Amount         Fair Value
                              ------------     ------------
                                 (Dollars in thousands)
December 31, 2003             $      5,753     $          5
December 31, 2002             $     25,700     $         32

Forward sales contracts as of December 31, 2003 have settlement dates of less than 90 days. The weighted average settlement interest rate for these contracts was 5.95%.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the Nasdaq National Market under the symbol "CTZN". As of March 1, 2004, the Company had approximately 1,076 holders of record. The following table sets forth, for the quarters indicated, the high and low bid information the common stock and the dividends paid. The Company's common stock began trading on March 7, 2001. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

                           For the Twelve Months Ended December 31, 2003
                  ---------------------------------------------------------------
                   4th Quarter      3rd Quarter      2nd Quarter      1st Quarter
                  ------------     ------------     ------------     ------------
High              $      24.47     $      22.14     $      22.80     $      22.00
Low               $      20.73     $      19.69     $      19.40     $      18.34
Dividend Paid     $       0.09     $       0.09     $       0.08     $       0.08

                            For the Nine Months Ended December 31, 2002
                  ---------------------------------------------------------------
                   4th Quarter      3rd Quarter     2nd Quarter       1st Quarter
                  ------------     ------------     -----------      ------------
High                       N/A     $      21.96     $     22.92      $      23.33
Low                        N/A     $      21.76     $     22.18      $      22.23
Dividend Paid              N/A     $       0.08     $      0.08      $       0.08

FINANCIALS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              page  66

CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets                                                  page  68
Statements of Income                                            page  69
Statements of Changes in Stockholders' Equity                   page  70
Statements of Cash Flows                                        page  71
Notes to Consolidated Financial Statements                      page  72-93

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Citizens First Bancorp, Inc. and Subsidiary
Port Huron, Michigan

We have audited the accompanying consolidated balance sheet of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/BDO Seidman, LLP
Grand Rapids, Michigan
March 12, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Citizens First Bancorp, Inc. and Subsidiary
Port Huron, Michigan

We have audited the accompanying consolidated balance sheet of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the nine months ended December 31, 2002 and the year ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the nine months ended December 31, 2002 and the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/Plante & Moran PLLC
Auburn Hills, Michigan
February 13, 2003

CONSOLIDATED BALANCE SHEETS (000S OMITTED)

                                                                           December 31,         December 31,
                                                                               2003                 2002
                                                                          ---------------      ---------------
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from depository institutions                                 $        30,426      $        10,893
Federal funds sold                                                                  2,165                   --
Interest-bearing deposits in other depository institutions                          1,056               29,463
                                                                          ---------------      ---------------
Total cash and cash equivalents                                                    33,647               40,356
Securities available for sale, at fair value (Note 2)                              79,672              100,382
Federal Home Loan Bank stock, at cost                                               9,416                9,180
Loans held for sale (Note 3)                                                        1,984                1,557
Loans, less allowance for loan losses of $11,664 and $11,082 (Note 4)             929,201              819,136
Premises and equipment (Note 5)                                                    23,268               14,989
Accrued interest income and other assets (Notes 6 and 9)                           17,072               14,584
                                                                          ---------------      ---------------
Total assets                                                              $     1,094,260      $     1,000,184
                                                                          ===============      ===============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Noninterest-bearing                                                       $        51,498      $        22,675
Interest-bearing (Note 7)                                                         697,033              649,155
                                                                          ---------------      ---------------
Total deposits                                                                    748,531              671,830
Federal Home Loan Bank advances (Note 8)                                          172,534              173,003
Accrued interest expense and other liabilities (Note 10)                           15,008                7,196
                                                                          ---------------      ---------------
Total liabilities                                                                 936,073              852,029
COMMITMENTS AND CONTINGENCIES (Notes 10 and 13)                                        --                   --
STOCKHOLDERS' EQUITY (Notes 11, 12, 15 and 16)
Preferred stock - $.01 par value; Authorized - 1,000,000 shares;
  No shares issued and outstanding                                                     --                   --
Common stock - $.01 par value; Authorized - 20,000,000 shares;
  Issued - 9,526,761 shares                                                            95                   95
Additional paid-in capital                                                         92,911               92,528
Retained earnings                                                                  92,684               83,044
Accumulated other comprehensive income                                                613                  322
Treasury stock, at cost (1,206,517 and 1,136,820 shares)                          (21,787)             (20,342)
Deferred compensation obligation (Note 10)                                          2,054                1,590
Unearned compensation - ESOP (Note 10)                                             (8,383)              (9,082)
                                                                          ---------------      ---------------
Total stockholders' equity                                                        158,187              148,155
                                                                          ---------------      ---------------
Total liabilities and stockholders' equity                                $     1,094,260      $     1,000,184
                                                                          ===============      ===============

CONSOLIDATED STATEMENTS OF INCOME (000'S OMITTED EXCEPT PER SHARE DATA)

                                                                                  Nine
                                                           Year Ended          Months Ended          Year Ended
                                                          December 31,         December 31,          March 31,
                                                              2003                 2002                2002
                                                         ---------------      ---------------     ---------------
INTEREST INCOME
Loans, including fees                                    $        56,016      $        42,597     $        57,678
Federal funds sold and Interest-bearing deposits                     325                  242                 931
Securities:
Tax-exempt                                                           485                  373                 489
Taxable                                                            3,589                3,742               7,249
                                                         ---------------      ---------------     ---------------
Total interest income                                             60,415               46,954              66,347
INTEREST EXPENSE
Deposits                                                          13,996               13,172              22,558
Federal Home Loan Bank advances                                    9,311                6,957               8,133
                                                         ---------------      ---------------     ---------------
Total interest expense                                            23,307               20,129              30,691
                                                         ---------------      ---------------     ---------------
NET INTEREST INCOME                                               37,108               26,825              35,656
PROVISION FOR LOAN LOSSES (Note 4)                                 1,440                  892                 996
                                                         ---------------      ---------------     ---------------
NET INTEREST INCOME, after provision for loan losses              35,668               25,933              34,660
NONINTEREST INCOME (LOSS)
Service charges and other fees                                     3,113                2,551               2,271
Loan servicing fees                                                1,090                  440                 626
Mortgage banking activities                                        4,961                2,045                 670
Gain (loss) on sale of investment securities                         (46)                 108                  --
Other                                                              1,189                  619                 512
                                                         ---------------      ---------------     ---------------
Total noninterest income                                          10,307                5,763               4,079
NONINTEREST EXPENSES
Compensation and employee benefits (Note 10)                      13,322                8,284              10,847
Office occupancy and equipment                                     4,237                2,510               3,529
Advertising and business promotion                                 1,228                  641                 613
Stationary, printing and supplies                                    859                1,220               1,476
Data processing                                                      487                  272                 444
Deposit statement preparation and collections                        689                  555                 750
Professional fees                                                  1,418                  930                 906
Appraisal fees                                                       916                  722                 842
Other                                                              4,243                2,536               3,366
                                                         ---------------      ---------------     ---------------
Total noninterest expenses                                        27,399               17,670              22,773
                                                         ---------------      ---------------     ---------------
INCOME - Before federal income tax expense                        18,576               14,026              15,966
Federal income tax expense (Note 9)                                6,255                4,842               5,418
                                                         ---------------      ---------------     ---------------
NET INCOME                                               $        12,321      $         9,184     $        10,548
                                                         ===============      ===============     ===============
BASIC EARNINGS PER COMMON SHARE                          $          1.58      $          1.14     $          1.23
                                                         ===============      ===============     ===============
DILUTED EARNINGS PER COMMON SHARE                        $          1.57      $          1.14     $          1.23
                                                         ===============      ===============     ===============

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (000'S OMITTED EXCEPT PER SHARE DATA)

                                                                   Accumulated
                                           Additional                 Other                    Deferred      Unearned
                                 Common     Paid-in     Retained  Comprehensive   Treasury   Compensation  Compensation-
                                  Stock     Capital     Earnings   Income(Loss)     Stock     Obligation        ESOP        Total
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
BALANCE - April 1, 2001          $    95  $     92,111  $ 66,605  $       1,389   $    (567) $        567  $    (10,479) $ 149,721
Allocation of ESOP shares             --            99        --             --          --            --           699        798
Purchase of treasury stock
  (515,159 shares)                    --            --        --             --      (8,049)           --            --     (8,049)
Deferred compensation                 --            --        --             --          --           587            --        587
Dividends paid ($0.16 per share)      --            --    (1,369)            --          --            --            --     (1,369)
Comprehensive income:                                                                                                         --
Net income                            --            --    10,548             --          --            --            --     10,548
Change in net unrealized gain
  on securities available for
  sale - Net of tax effect of
  $(410)                              --            --        --           (796)         --            --            --       (796)
                                                                                                                         ---------
Total comprehensive income            --            --        --             --          --            --            --      9,752
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
BALANCE - March 31, 2002              95        92,210    75,784            593      (8,616)        1,154        (9,780)   151,440
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
Allocation of ESOP shares             --           318        --             --          --            --           698      1,016
Purchase of treasury stock
  (546,976 shares)                    --            --        --             --     (11,726)           --            --    (11,726)
Deferred compensation                 --            --        --             --          --           436            --        436
Dividends paid ($0.24 per share)      --            --    (1,924)            --          --            --            --     (1,924)
Comprehensive income:                                                                                                           --
Net income                            --            --     9,184             --          --            --            --      9,184
Change in net unrealized gain
  on securities available for
  sale - Net of tax effect of
  $(140)                              --            --        --           (271)         --            --            --       (271)
                                                                                                                         ---------
Total comprehensive income            --            --        --             --          --            --            --      8,913
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
BALANCE - December 31, 2002           95        92,528    83,044            322     (20,342)        1,590        (9,082)   148,155
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
Allocation of ESOP shares             --           383        --             --          --            --           699      1,082
Purchase of treasury stock
  (69,697 shares)                     --            --        --             --      (1,445)           --            --     (1,445)
Deferred compensation                 --            --        --             --          --           464            --        464
Dividends paid ($0.34 per share)      --            --    (2,681)            --          --            --            --     (2,681)
Comprehensive income:                                                                                                           --
Net income                            --            --    12,321             --          --            --            --     12,321
Change in net unrealized gain
  on securities available for
  sale - Net of tax effect of
  $150                                --            --        --            291          --            --            --        291
                                                                                                                         ---------
Total comprehensive income            --            --        --             --          --            --            --     12,612
                                 -------  ------------  --------  -------------   ---------  ------------  ------------  ---------
BALANCE - December 31, 2003      $    95  $     92,911  $ 92,684  $         613   $ (21,787) $      2,054  $     (8,383) $ 158,187
                                 =======  ============  ========  =============   =========  ============  ============  =========

CONSOLIDATED STATEMENTS OF CASH FLOWS (000S OMITTED)

                                                                                                     NINE
                                                                                  YEAR ENDED      MONTHS ENDED      YEAR ENDED
                                                                                  DECEMBER 31,     DECEMBER 31,      MARCH 31,
                                                                                      2003             2002             2002
                                                                                 ---------------  ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                       $        12,321  $         9,184  $        10,548
Adjustments to reconcile net income to net cash provided by
  operating activities:
Provision for deferred income taxes                                                          617             (216)             420
Provision for loan losses                                                                  1,440              892              996
Deferred compensation                                                                        464              436              587
Depreciation                                                                               1,320              819            1,237
(Accretion) amortization                                                                     213              225             (407)
Proceeds from sale of mortgage loans held for sale                                       324,960          188,042          191,429
Origination of mortgage loans held for sale                                             (322,407)        (187,268)        (187,945)
Gain on sale of mortgage loans                                                            (2,980)          (2,205)          (1,646)
(Gain) loss on sale of investment securities                                                  46             (108)              --
ESOP Expense                                                                               1,082            1,016              798
Changes in assets and liabilities:
(Increase) decrease in accrued interest receivable and other assets                       (3,255)           2,460            1,069
Increase (decrease) in accrued interest payable and other liabilities                      7,812           (2,291)          (1,973)
                                                                                 ---------------  ---------------  ---------------
Net cash provided by operating activities                                                 21,633           10,986           15,113
                                                                                 ---------------  ---------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of securities available for sale                                 48,867           22,744           70,290
Proceeds from sale of securities available for sale                                       25,990            6,963           35,040
Purchase of securities available for sale                                                (53,964)         (12,070)        (128,623)
Purchase of FHLB stock                                                                      (236)          (1,675)          (1,355)
Net increase in loans                                                                   (111,505)         (84,464)         (64,111)
Purchases of premises and equipment                                                       (9,600)          (5,808)          (1,845)
                                                                                 ---------------  ---------------  ---------------
Net cash used in investing activities                                                   (100,448)         (74,310)         (90,604)
                                                                                 ---------------  ---------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                                  76,701           37,816           52,733
Repayment of FHLB advances                                                                (8,469)         (23,412)         (34,801)
Proceeds from FHLB advances                                                                8,000           45,000           71,285
Purchase of treasury stock                                                                (1,445)         (11,726)          (8,049)
Payment of dividends                                                                      (2,681)          (1,924)          (1,369)
                                                                                 ---------------  ---------------  ---------------
Net cash provided by financing activities                                                 72,106           45,754           79,799
                                                                                 ---------------  ---------------  ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      (6,709)         (17,570)           4,308
CASH AND CASH EQUIVALENTS - Beginning of period                                           40,356           57,926           53,618
                                                                                 ---------------  ---------------  ---------------
CASH AND CASH EQUIVALENTS - End of period                                        $        33,647  $        40,356  $        57,926
                                                                                 ===============  ===============  ===============
SUPPLEMENTAL CASH FLOW INFORMATION - Cash paid for
Interest                                                                         $        23,508  $        20,355  $        31,692
Federal income taxes                                                                       4,995            4,450            4,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION - Citizens First Bancorp, Inc. (the "Company") is a Delaware Corporation and the holding company for Citizens First Savings Bank (the "Bank"), a state-chartered savings bank headquartered in Port Huron, Michigan. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank also includes the accounts of its wholly owned subsidiaries, Citizens Financial Services, Inc. and Citizens First Mortgage, LLC. Citizens Financial Services, Inc. includes the accounts of its wholly owned subsidiary, CFS Insurance Agency. Citizens Financial Services, Inc. receives revenue from its subsidiary, which provides insurance services to individuals and small businesses in the Port Huron area. Citizens First Mortgage, LLC receives revenue from interest income on loans and the sale of loans. All significant intercompany transactions and balances have been eliminated in consolidation.

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

CHANGE IN FISCAL YEAR - The Company changed its fiscal year end from March 31 to December 31, effective December 31, 2002. See Note 19 for transition period comparative data.

USE OF ESTIMATES - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of mortgage servicing rights and foreclosed real estate.

NATURE OF OPERATIONS - The Company operates predominately in the mideastern portion of Michigan's lower peninsula. The Bank's primary services include accepting deposits, making commercial, consumer, and mortgage loans, and engaging in mortgage banking activities.

The Bank's loan portfolio is concentrated in residential first-mortgage loans, commercial and commercial real-estate loans, and property improvement loans. The Bank is not dependent upon any single industry or customer.

CASH AND CASH EQUIVALENTS - For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from depository institutions, federal funds sold, and interest bearing deposits in other depository institutions, all of which mature within ninety days.

SECURITIES - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income net of applicable income taxes.

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

FEDERAL HOME LOAN BANK STOCK - Federal Home Loan Bank (FHLB) stock is considered a restricted investment security and is carried at cost. Purchases and sales of FHLB stock are made directly with the FHLB at par value.

LOANS HELD FOR SALE - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the adjusted carrying value of the related mortgage loans sold.

LOANS - The Company grants mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable general market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

SERVICING - Servicing assets are recognized as separate assets when rights are acquired through the sale of originated residential mortgage loans. Capitalized servicing rights are reported in other assets and are amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Temporary impairment is recognized through a valuation allowance for an individual stratum to the extent that fair value is less than the amortized cost for the stratum. If it is later determined that all or a portion of the temporary impairment no longer exists, the valuation allowance is reduced through a recovery of income. An other than temporary impairment results in a permanent reduction to the carrying value of the servicing asset.

OFF BALANCE SHEET INSTRUMENTS - In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under home equity agreements, commercial letters of credit and standby letters of credit. In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of the Standard did not have a material effect on the Company's financial statements.

The Bank uses forward contracts as part of its mortgage banking activities. Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. Forward contracts are accounted for on a fair value basis. The fair value of forward contracts at December 31, 2003 and 2002 was insignificant.

RATE LOCK COMMITMENTS - The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding, also know as rate lock commitments. Rate lock commitments on residential mortgage loans that are intended to be sold are considered to be derivatives. Fair value is based on fees currently charged to enter into similar agreements. At December 31, 2003 and 2002, the fair value of rate lock commitments was insignificant.

PREMISES AND EQUIPMENT - Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using a straight-line method over the estimated useful lives of the related assets. Office buildings are depreciated over 40 years and equipment and furniture over 3 to 7 years. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

FORECLOSED ASSETS - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less the cost to sell at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets amounted to $443,000 and $353,000 at December 31, 2003 and 2002, respectively.

INCOME TAXES - Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

DEFERRED COMPENSATION ARRANGEMENTS - The Company maintains a rabbi trust to fund various deferred compensation and other arrangements. The arrangements are accounted for in accordance with EITF Issue No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, whereby assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in rabbi trusts should be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. The Company recognizes the original amount of deferred compensation (fair value of the restricted stock award at the date of grant) as the basis for recognition in the rabbi trust. Changes in the fair value of amounts owed to employees are not recognized as the Company's deferred compensation plans do not permit diversification and must be settled by the delivery of a fixed number of shares of the Company's common stock.

EMPLOYEE STOCK OWNERSHIP PLAN - Compensation expense is recognized for the Employee Stock Ownership Plan ("ESOP") equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of stockholders' equity.

RESTRICTED STOCK AWARDS - Under the Company's stock-based incentive plan, which is described more fully in Note 16, the Company may grant restricted stock awards to its directors, officers, and employees for up to 476,338 shares of common stock. The Company recognizes compensation expense related to restricted stock awards over the period the services are performed.

STOCK BASED COMPENSATION - The Company has a stock-based incentive plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost related to options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has provided below pro forma disclosures of net income and earnings per share and other disclosures, as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-based Compensation, to stock-based employee compensation.

The Company's as reported and the pro forma information for the year ended December 31, 2003 and nine months ended December 31, 2002 are indicated below (000s omitted, except per share data):

                                                                               Nine months
                                                          Year Ended              Ended
                                                          December 31,         December 31,
                                                             2003                 2002
                                                        ---------------      ---------------
Net income, as reported                                 $        12,321      $         9,184
Deduct: Total stock-based employee compensation
   expense determined under fair value-based method
   for all awards - Net of related tax effects                      (85)                 (82)
                                                        ---------------      ---------------
Pro forma net income                                    $        12,236      $         9,102
                                                        ===============      ===============
Earnings per share
   Basic - As reported                                  $          1.58      $          1.14
   Basic - Pro forma                                               1.57                 1.13
   Diluted - As reported                                           1.57                 1.14
   Diluted - Pro Forma                                             1.56                 1.13


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                               Nine months
                                                          Year Ended              Ended
                                                          December 31,         December 31,
                                                             2003                 2002
                                                        ---------------      ---------------
Dividend yield                                                     1.60%                1.60%
Expected life                                                   8 years              8 years
Expected volatility                                               22.00%               21.20%
Risk-free interest rate                                            4.00%                4.00%

OTHER COMPREHENSIVE INCOME - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on securities available for sale, are reported as a separate component in the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income is comprised solely of unrealized gains and losses on securities available for sale, net of applicable income taxes, for all periods presented.

EARNINGS PER SHARE - Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock awards and are determined using the treasury stock method. Treasury and unallocated ESOP shares are not considered outstanding for purposes of calculating basic or diluted earnings per share.

 Earnings per common share have been computed based on the following (000s Omitted, except for per share data):

                                                                        Nine Months
                                                    Year Ended            Ended             Year Ended
                                                    December 31,        December 31,         March 31,
                                                        2003               2002                 2002
                                                  ---------------     ---------------     ---------------
Net income                                        $        12,321     $         9,184     $        10,548
                                                  ===============     ===============     ===============
Average number of common shares outstanding
   used to calculate basic earnings per
   common share                                         7,810,422           8,036,885           8,587,293
Effect of dilutive options and restricted
   stock awards                                            32,743                 173                  --
                                                  ---------------     ---------------     ---------------
Average number of common shares outstanding
   used to calculate diluted earnings per
   common share                                         7,843,165           8,037,058           8,587,293
                                                  ===============     ===============     ===============

TRUST ASSETS - Trust assets held in a fiduciary or agency capacity are not included in the accompanying consolidated balance sheets because they are not assets of the Company.

ADVERTISING COSTS - Advertising costs are expensed as incurred.

RECENT ACCOUNTING PRONOUNCEMENTS - In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of the Standard did not have a material effect on the Company's financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effect of this new guidance on the consolidated financial statements will depend on future acquisition activity, thus, its impact is not readily determinable.

RECLASSIFICATIONS - Certain amounts in the prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 2 - SECURITIES

The amortized cost and estimated market value of available-for-sale securities with gross unrealized gains and losses are as follows (000s omitted):

                                                                      December 31, 2003
                                                ---------------------------------------------------------------
                                                                    Gross            Gross          Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost             Gains            Losses           Value
                                                ------------     ------------     ------------     ------------
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies     $      7,998     $         15     $         --     $      8,013
Obligations of state and political
  subdivisions                                        17,863              748               --           18,611
Corporate debt securities                             47,880              426               43           48,263
Equity securities                                      5,002               --              217            4,785
                                                ------------     ------------     ------------     ------------
Total available-for-sale securities             $     78,743     $      1,189     $        260     $     79,672
                                                ============     ============     ============     ============

                                                                    December 31, 2002
                                                ---------------------------------------------------------------
                                                                    Gross            Gross          Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost             Gains            Losses           Value
                                                ------------     ------------     ------------     ------------
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies     $     10,389     $        386     $         --     $     10,775
Obligations of state and political
  subdivisions                                        14,149              900               --           15,049
Corporate debt securities                             65,223              722            1,225           64,720
Mortgage-backed securities                             5,131               32               --            5,163
Equity securities                                      5,002               --              327            4,675
                                                ------------     ------------     ------------     ------------
Total available-for-sale securities             $     99,894     $      2,040     $      1,552     $    100,382
                                                ============     ============     ============     ============

One security with an estimated market value of $4,785,000 and a gross unrealized loss of $217,000 has been in a continuous unrealized loss position in excess of one year as of December 31, 2003. Remaining securities, with an estimated market value of $8,556,000 and an unrealized loss of $43,000, have been in a continuous unrealized loss position for less than one year. However, management does not believe any individual unrealized loss at December 31, 2003 represents an other than temporary loss.

Gross proceeds from sales of securities were $25,990,000, $6,963,000, and $35,040,000 for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002, respectively, resulting in gross gains of $80,000, $108,000, and $19,000 and gross losses of $126,000, $0 and
$19,000, respectively.

At December 31, 2003 and 2002, U.S. government obligations with a carrying value of $0 and $500,000 were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost and estimated market value of available-for-sale securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (000s omitted):

                                                 December 31, 2003
                                           -----------------------------
                                            Amortized        Estimated
                                              Cost          Market Value
                                           ------------     ------------
Due in one year or less                    $     23,000     $     23,301
Due in one year through five years               30,137           30,513
Due after five years through ten years           12,817           13,977
Due after ten years                               7,787            7,096
                                           ------------     ------------
Total debt securities                            73,741           74,887
Equity securities                                 5,002            4,785
                                           ------------     ------------
Total                                      $     78,743     $     79,672
                                           ============     ============

NOTE 3 - LOANS HELD FOR SALE

The Bank routinely sells to investors its originated residential mortgage loans. All long-term fixed rate residential mortgages recently originated or financed are identified as held for sale. They are accounted for at the lower of cost or market on an aggregate basis. Loans held for sale are as follows (000s omitted):

                                                               December 31,
                                                         2003              2002
                                                     ------------      ------------
Loans held for sale                                  $      1,988      $      1,557
Allowance for lower of cost or market adjustment               (4)               --
                                                     ------------      ------------
Total                                                $      1,984      $      1,557
                                                     ============      ============

The Bank had outstanding forward contracts to sell residential mortgage loans of approximately $5,753,000 and $25,700,000 at December 31, 2003 and 2002,
respectively.

NOTE 4 - LOANS

Balances of loans are as follows (000s omitted):

                                                     December 31,
                                                 2003             2002
                                             ------------     ------------
Real estate:
One- to four-family mortgage                 $    386,531     $    414,939
Commercial and multi-family real estate           241,097          179,387
Residential construction                           24,996           21,822
Home equity loans and lines of credit              85,371           72,724
                                             ------------     ------------
                                                  737,995          688,872
Commercial loans                                  107,742           60,336
Consumer loans:
Automobile                                         59,392           61,386
Other consumer                                     37,948           21,221
                                             ------------     ------------
                                                   97,340           82,607
                                             ------------     ------------
Total loans                                       943,077          831,815
Less:
Allowance for loan losses                          11,664           11,082
Deferred loan origination and other fees            2,212            1,597
                                             ------------     ------------
Net loans                                    $    929,201     $    819,136
                                             ============     ============

Loans made in the ordinary course of business to related parties, including senior officers and directors of the Bank, totaled approximately $15,859,000 and $14,820,000 at December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, $4,448,000 of new loans were made and repayments totaled $3,409,000, respectively.

Activity in the allowance for loan losses was as follows (000s omitted):

                                                           Nine
                                    Year Ended          Months Ended          Year Ended
                                   December 31,         December 31,          March 31,
                                       2003                 2002                 2002
                                  ---------------      ---------------      ---------------
Balance - Beginning of period     $        11,082      $        11,020      $        10,831
Provision for loan losses                   1,440                  892                  996
Charge-offs                                (1,095)              (1,102)              (1,173)
Recoveries                                    237                  272                  366
                                  ---------------      ---------------      ---------------
Balance - End of period           $        11,664      $        11,082      $        11,020
                                  ===============      ===============      ===============

The following is a summary of information pertaining to impaired and non-accrual loans (000s omitted):

                                                              December 31,
                                                        2003                 2002
                                                   ---------------     ---------------
Impaired loans without a valuation allowance       $            --     $            --
Impaired loans with a valuation allowance                      195                 528
                                                   ---------------     ---------------
Total impaired loans                               $           195     $           528
                                                   ===============     ===============
Valuation allowance related to impaired loans      $            46     $            79
                                                   ===============     ===============
Total non-accrual loans                            $         3,915     $         2,414
                                                   ===============     ===============

                                                                      Nine Months
                                                   Year Ended            Ended             Year Ended
                                                   December 31,        December 31,         March 31,
                                                      2003                2002                2002
                                                 ---------------     ---------------     ---------------
Average investment in impaired loans             $           257     $           481     $           533
                                                 ===============     ===============     ===============
Interest income recognized on impaired loans     $            --     $            --     $            --
                                                 ===============     ===============     ===============
Interest income recognized on a cash basis
  on impaired loans                              $            --     $            --     $            --
                                                 ===============     ===============     ===============

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment were as follows (000s omitted):

                                                  December 31,
                                            2003                  2002
                                       ---------------      ---------------
Land                                   $         6,766      $         4,904
Office buildings                                13,639               12,362
Furniture, fixtures, and equipment               8,911                8,239
Construction in process                          5,272                   --
                                       ---------------      ---------------
Total premises and equipment                    34,588               25,505
Less accumulated depreciation                  (11,320)             (10,516)
                                       ---------------      ---------------
Net carrying amount                    $        23,268      $        14,989
                                       ===============      ===============

Depreciation expense for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002 amounted to $1,320,000, $819,000, and $1,237,000, respectively. Estimated costs to complete construction contracts in process at December 31, 2003 totaled $1.7 million.

NOTE 6 - SERVICING

The Bank routinely sells to investors its originated residential mortgage loans. The unpaid principal balance of loans serviced for others was approximately $477,982,000 and $322,000,000 at December 31, 2003 and 2002, respectively, and are not included in the accompanying consolidated balance sheets.

The balance of mortgage servicing rights, net of valuation allowance, included in other assets at December 31, 2003 and 2002 was $3,820,000 and $1,939,000, respectively, which approximates the fair value of these rights.

The key economic assumptions used in determining the fair value of the mortgage servicing rights are as follows:

                                             December 31,           March 31,
                                         2003          2002            2002
                                      ---------      ---------      ---------
Annual Constant Prepayment Speed          13.46%         33.93%         15.38%
Weighted average life (in months)           269            264            257
Discount rate                              7.25%          7.02%          8.00%

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in the related valuation allowance
(000s omitted):

                                                                Nine Months
                                            Year Ended             Ended              Year Ended
                                            December 31,         December 31,         March 31,
                                               2003                 2002                 2002
                                          ---------------      ---------------     ---------------
Mortgage servicing rights capitalized     $         3,063      $         1,612     $           486
                                          ===============      ===============     ===============
Mortgage servicing rights amortized       $         2,459      $           755     $           881
                                          ===============      ===============     ===============
Valuation allowance:
Balance at beginning of period                      1,277                  400                 200
Additions                                              --                  877                 200
Reductions                                         (1,277)                  --                  --
                                          ---------------      ---------------     ---------------
Balance at end of period                  $            --      $         1,277     $           400
                                          ===============      ===============     ===============

NOTE 7 - DEPOSITS

Interest-bearing deposit balances are summarized as follows (000s omitted):

                                              December 31,
                                           2003          2002
                                        ---------     ---------
Passbook and savings deposits           $  86,202     $  78,212
NOW accounts                               73,351        97,385
Money market variable rate accounts       279,663       201,706
Certificates of deposit                   257,817       271,852
                                        ---------     ---------
Total                                   $ 697,033     $ 649,155
                                        =========     =========

Certificates of deposit individually exceeding $100,000 were approximately $71,660,000 and $67,148,000 at December 31, 2003 and 2002, respectively.

Scheduled maturities of certificates of deposit were as follows (000s omitted):

  Year Ending
  December 31,                          Amount
---------------                      ------------
           2004                      $    130,124
           2005                            37,852
           2006                            35,178
           2007                            44,718
           2008 and thereafter              9,945
                                     ------------
     Total                           $    257,817
                                     ============

Deposits from related parties held by the Bank at December 31, 2003 and 2002, amounted to $2,847,000 and $5,668,000 respectively.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of fixed rate advances that bear interest at rates ranging from 1.56 percent to 7.31 percent payable monthly. The advances are collateralized by approximately $349,000,000 and $409,000,000 of mortgage loans as of December 31, 2003 and 2002, respectively, under a blanket collateral agreement. At December 31, 2003, the weighted average interest rate on fixed rate advances was 5.24%.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of the Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2003 (000s omitted):

  Year Ending
  December 31,          Amount
---------------     ------------
     2004           $     32,325
     2005                 20,031
     2006                 42,428
     2007                 43,686
     2008                 20,165
  Thereafter              13,899
                    ------------
     Total          $    172,534
                    ============

NOTE 9 - FEDERAL INCOME TAXES

The consolidated provision for federal income taxes consisted of the following (000s omitted):

                                                        Nine Months
                                     Year Ended            Ended              Year Ended
                                     December 31,        December 31,          March 31,
                                        2003                2002                  2002
                                   ---------------     ---------------      ---------------
Current tax expense                $         5,638     $         5,058      $         4,998
Deferred tax expense (benefit)                 617                (216)                 420
                                   ---------------     ---------------      ---------------
Total income tax expense           $         6,255     $         4,842      $         5,418
                                   ===============     ===============      ===============

Federal income tax expense approximated the amounts computed by applying the statutory income tax rate to income before federal income tax expense as a result of the following (000s omitted):

                                                               Nine months
                                          Year Ended              Ended             Year Ended
                                          December 31,         December 31,          March 31,
                                             2003                  2002                2002
                                        ---------------      ---------------      ---------------
Statutory rates                         $         6,402      $         4,909      $         5,558
Increase (decrease) resulting from:
Other                                              (147)                 (67)                (140)
                                        ---------------      ---------------      ---------------
Total income tax expense                $         6,255      $         4,842      $         5,418
                                        ===============      ===============      ===============

The net deferred income tax asset was comprised of the tax effects of the following temporary differences (000s omitted):

                                                                    December 31,
                                                               2003             2002
                                                           ------------     ------------
Deferred income tax assets:
  Allowance for loan losses                                $      3,151     $      2,909
  Contribution carryover                                          1,911            2,504
  Accumulated depreciation                                           --              316
  Deferred loan fees                                                 61              489
  Employee benefit obligations                                    1,657            1,787
  Investment in subsidiary                                           --              145
  Other                                                             451              112
                                                           ------------     ------------
    Total deferred income tax assets                              7,231            8,262
Deferred income tax liabilities:
  Original issue discount                                           144              866
  Investment in subsidiary                                          380               --
  Accumulated depreciation                                          352               --
  Installment sale                                                   --              159
  Net unrealized gain on available-for-sale securities              316              166
  Accumulated accretion                                             149              249
  Other                                                              --              165
                                                           ------------     ------------
    Total deferred income tax liabilities                         1,341            1,605
                                                           ------------     ------------
  Net deferred income tax asset                            $      5,890     $      6,657
                                                           ============     ============

At December 31, 2003, the Company has a contribution carryforward for tax purposes of approximately $5,500,000 which expires in fiscal 2006. Realization of the deferred income tax asset related to the contribution carryforward is dependent on generating sufficient taxable income before the carryforward expires. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax asset will be realized. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. In addition, the Bank has not recognized a deferred tax liability for tax bad debt reserves of approximately $6,600,000 that existed at December 31, 1987, because it is not expected that this temporary difference will reverse in the foreseeable future.

NOTE 10 - EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION PLAN - The Bank is a participant in the multiple-employer Financial Institutions Retirement Fund ("FIRF" or the "Plan"), which covers substantially all of its officers and employees. The Plan, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Bank's contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific plan assets and accumulated benefit information for the Bank's portion of the Plan are not available. Under the Employee Retirement Income Security Act of 1974 (ERISA), a contributor to a multiemployer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The expense of the Plan allocated to the Bank for the year ended December 31, 2003, the nine months ended December 31, 2002, and the year ended March 31, 2002 amounted to $250,000, $0 and $0.

As of February 1, 2004, the Company has frozen all the assets of the FIRF plan and ceased accruing future benefits for employees participating in the Plan, although vesting service will continue. In addition, the Company is also considering withdrawing from the Plan, but any withdrawal liability has not yet been quantified.

DEFINED CONTRIBUTION PLAN - The Company has a qualified savings plan under
Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have completed at least one year of service. Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain maximums established by the Internal Revenue Service. The Company will match up to 50 percent of the first 4 percent of the employees' compensation deferred each year. The Company made matching contributions for the year ended December 31, 2003, the nine months ended December 31, 2002, and the year ended March 31, 2002 of approximately $86,000, $83,000 and $88,000, respectively.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN - In 2000, the Bank entered into an agreement to provide salary continuation supplemental payments at retirement to its former president. The Bank purchased an annuity at the end of fiscal year March 31, 2002 that fully funded the obligation. The expense associated with the agreement was $101,000 for the year ended March 31, 2002.

DEFERRED COMPENSATION ARRANGEMENTS - The Company has entered into deferred compensation and fee arrangements with certain of its directors and senior officers. The amounts deferred under the arrangements are invested in Company common stock and are maintained in a rabbi trust. The Company has 198,658 treasury shares reserved for the various plans with a related obligation of $2,054,000 established within stockholders' equity.

EMPLOYEE STOCK OWNERSHIP PLAN - Effective January 1, 2001, the Bank implemented a leveraged employee stock ownership plan (ESOP). The ESOP covers all employees with more than one year of service who have completed at least 1,000 hours of service and who have attained the age of 21. As part of the conversion from a mutual to a stock entity, the Company provided a loan to the ESOP, which was used to purchase 762,140 shares of the Company's outstanding stock in the open market. The loan bears interest equal to the prime rate at the time of conversion and provides for the repayment of principal over the 15-year term of the loan. The scheduled maturities of the loan are as follows (000s omitted):

       Year Ending
       December 31,              Amount
-------------------------     ------------
          2004                $        466
          2005                         507
          2006                         551
          2007                         597
          2008                         646
       Thereafter                    6,368
                              ------------
          Total               $      9,135
                              ============

The Company has committed to make contributions to the ESOP sufficient to support debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account for the allocation among the participants as the loan is paid. Dividends paid on unallocated shares are not considered dividends for financial reporting purposes and are used to pay principal and interest on the ESOP loan. Dividends on allocated shares are charged to retained earnings. Total compensation expense for the ESOP amounted to $1,167,000, $883,000 and $1,023,000 for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002, respectively.

Shares held by the ESOP include the following:

                             December 31,
                        2003              2002
                    ------------     ------------
Allocated                152,428          101,618
Unallocated              609,712          660,522
                    ------------     ------------
Total                    762,140          762,140
                    ============     ============

The fair value of the unearned shares was approximately $13,901,000 and $13,904,000 at December 31, 2003 and 2002, respectively.

NOTE 11 - REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, which are shown in the table below.

As of December 31, 2003, the most recent notification from the Bank's regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the Company's and the Bank's capital category.

At December 31, 2003 and 2002, the Bank's actual capital levels and minimum required levels were as follows (000s omitted):

                                                                      For Capital
                                           Actual                   Adequacy Purposes            To Be Well Capitalized
                                  -------------------------     --------------------------     -------------------------
                                                   Ratio                          Ratio                         Ratio
                                    Amount       (Percent)       Amount         (Percent)        Amount        (Percent)
                                  ----------     ----------     ----------      ----------     ----------     ----------
DECEMBER 31, 2003
Total Capital to Risk
 Weighted Assets:
  Citizens First Savings Bank        135,722           15.8%         68,600 >          8.0%         85,800 >        10.0%
                                                                            -                              -
Tier 1 Capital to Risk
 Weighted Assets:
  Citizens First Savings Bank        124,988           14.6%         34,300 >          4.0%         51,500 >         6.0%
                                                                            -                              -
Tier 1 Capital to
 Average Assets:
  Citizens First Savings Bank        124,988           11.8%         31,800 >          3.0%         53,000 >         5.0%
                                                                            -                              -
DECEMBER 31, 2002:
Total Capital to Risk
 Weighted Assets:
  Citizens First Savings Bank        127,600           19.5%         56,700 >          8.0%         70,900 >        10.0%
                                                                            -                              -
Tier 1 Capital to Risk
 Weighted Assets:
  Citizens First Savings Bank        118,500           18.3%         28,300 >          4.0%         42,500 >         6.0%
                                                                            -                              -
Tier 1 Capital to
 Average Assets:
  Citizens First Savings Bank        118,500           12.1%         29,400 >          3.0%         49,000 >         5.0%
                                                                            -                              -

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2003, the reserve balance amounted to $12,259,000.

NOTE 12 - RESTRICTIONS ON DIVIDENDS

Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. Accordingly, $115,506,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2003.

At December 31, 2003, the Bank's retained earnings available for the payment of dividends was $10,734,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

CREDIT-RELATED FINANCIAL INSTRUMENTS - The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at December 31, 2003 and 2002 is as follows (000s omitted):

                                                           December 31,
                                                       2003             2002
                                                   ------------     ------------
Commercial and stand-by letters of credit          $      5,397     $     12,250
Unused lines of credit                                   93,787           55,364
Commitments to originate loans or to refinance
  existing loans:
Mortgage                                                 53,236           77,000
Consumer                                                  5,945            4,300
Commercial                                               59,056           28,200
                                                   ------------     ------------
Total commitments to extend credit                 $    217,421     $    177,114
                                                   ============     ============

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

To reduce credit risk related to the use of credit-related financial instruments, the Company generally holds collateral supporting those commitments if deemed necessary. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

LEASE COMMITMENTS - Future minimum lease payments under the Company's current non-cancelable operating leases are immaterial.

LEGAL CONTINGENCIES - Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments are presented below. Certain items, the most significant being premises, equipment, pension and deferred compensation arrangements, and the deposit base and other customer relationship intangibles do not meet the definition of a financial instrument and are excluded from this disclosure. Accordingly, this fair value information is not intended to, and does not, represent Citizens First Bancorp, Inc. and subsidiary's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimates inherently involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The carrying values and estimated fair values of financial instruments were as follows (000s omitted):

                                          December 31, 2003                 December 31, 2002
                                    -----------------------------     -----------------------------
                                      Carrying        Estimated         Carrying        Estimated
                                       Value          Fair Value         Value          Fair Value
                                    ------------     ------------     ------------     ------------
Financial assets:
  Cash and cash equivalents         $     33,647     $     33,647     $     40,356     $     40,356
  Securities available for sale           79,672           79,672          100,382          100,382
  Federal Home Loan Bank stock             9,416            9,416            9,180            9,180
  Loans held for sale                      1,984            1,984            1,557            1,557
  Loans                                  929,201          931,061          819,136          835,260
  Accrued interest receivable              4,103            4,103            4,766            4,766

Financial liabilities:
  Deposits                               748,531          758,174          671,830          675,216
  FHLB advances                          172,534          178,120          173,003          177,992
  Accrued interest payable                   467              467              668              668

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS - Due to their short-term nature, the carrying value of cash and short-term instruments approximate fair values.

SECURITIES AND FEDERAL HOME LOAN BANK STOCK - Fair values for securities available for sale are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

LOANS HELD FOR SALE - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

LOANS - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted by estimated credit losses. Fair values for other mortgage, commercial, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSITS - Fair values for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying values). The carrying values of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB ADVANCES - Fair values of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST - The carrying values of accrued interest approximate fair values.

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

The fair value of off-balance-sheet financial instruments used for risk management purposes, which consists solely of forward contracts extending from 45-90 days to sell mortgage loans, is not material.

NOTE 15 - STOCK REPURCHASE PROGRAM

On September 24, 2001, the Board of Directors of Citizens First Bancorp, Inc. adopted the Company's Stock Repurchase Program. The program allowed management to repurchase 476,388 shares of the Company's common stock, of which all of the shares were repurchased as of March 31, 2002. On March 28, 2002, the Board of Directors adopted an additional repurchase program. The program allowed management to repurchase an additional 476,338 shares of the Company's common stock, of which all of the shares have been repurchased as December 31, 2002. On September 26, 2002, the Board of Directors adopted a new repurchase program. The program allows management to repurchase up to an additional 428,701 shares of the Company's common stock, of which 54,500 and 633 shares were repurchased during the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. In addition to the Company's Stock Repurchase Program, the Company purchased additional shares in connection with rabbi trusts established to fund certain employee benefit plans. Shares repurchased for the rabbi trusts totaled 198,658, 183,461 and 95,456 as of December 31, 2003, and 2002 and March 31, 2002, respectively. The total shares repurchased have a weighted average price of $18.06 per share.

The repurchased shares are reserved for reissuance in connection with future employee benefit plans and other general corporate purposes.

NOTE 16 - STOCK BASED COMPENSATION

RESTRICTED STOCK AWARDS - On December 16, 2002, the Company granted 69,367 restricted stock awards to employees under the Company's stock-based incentive plan. During 2003, 2,200 shares were forfeited and 400 shares were granted. All awards cliff vest after five years from the date of the award. Compensation expense for the awards was approximately $251,000 and $22,000 for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. The fair value of restricted stock at the date of the grant was $1,370,207.

Restricted stock awarded is subject to restrictions on sale, transfer, or assignment for the duration of the employee's life. Holders of restricted stock generally may forfeit ownership of all or a portion of their award if employment is terminated before the end of the vesting period.

STOCK OPTIONS - Under the Company's stock-based incentive plan, the Company may grant options to its directors, officers, and employees for up to 1,429,014 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. On May 9, 2002, the Company granted 23,100 stock options with an exercise price of $19.85 per share. The options are fully vested at the grant date and are exercisable over a 10-year period. On March 11, 2003, the Company granted 147,700 stock options with an exercise price of $18.81 per share. The options vest twenty percent per year for five years and are exercisable over a 10-year period. At December 31, 2003, 1,258,195 shares were available for future granting of options.

A summary of the status and activity in the Company's stock option plan is presented below:

                                                            Year Ended                     Nine Months Ended
                                                         December 31, 2003                 December 31, 2002
                                                   -----------------------------     -----------------------------
                                                                      Weighted                         Weighted
                                                                      Average                          Average
                                                                      Exercise                         Exercise
                                                      Shares           Price            Shares           Price
                                                   ------------     ------------     ------------     ------------
Outstanding at beginning of period                       23,100     $      19.85               --     $         --
Granted                                                 147,700            18.81           23,100            19.85
                                                   ------------     ------------     ------------     ------------
Outstanding at end of period                            170,800     $      18.95           23,100     $      19.85
                                                   ============     ============     ============     ============
Options exercisable at period end                        23,100                            23,100
Weighted-average fair value of options granted
  during the period                                $       5.29                      $       5.46

Information pertaining to options outstanding at December 31, 2003 is as follows:

                                       Options Outstanding                               Options Exercisable
                               -----------------------------------     -------------------------------------------------------
                                                      Weighted
                                                       Average            Weighted                                Weighted
                                                      Remaining           Average                                 Average
                                   Number            Contractual          Exercise             Number             Exercise
Range of Exercise Prices         Outstanding            Life                Price            Exercisable            Price
--------------------------     ---------------     ---------------     ---------------     ---------------     ---------------
$19.00 - $20.00                         23,100           8.4 years     $         19.85              23,100     $         19.85
$18.00 - $19.00                        147,700           9.3 years               18.81                  --                  --
                               ---------------                                             ---------------
Outstanding at end of year             170,800                         $         18.95              23,100     $         19.85
                               ===============                                             ===============

NOTE 17 - PARENT-ONLY FINANCIAL STATEMENTS

The following represents the condensed financial statements of Citizens First Bancorp, Inc. ("Parent") only, which should be read in conjunction with the Company's consolidated financial statements.

The condensed balance sheet is as follows (000s omitted):

                                               December 31,
                                          2003             2002
                                      ------------     ------------
ASSETS
  Cash at subsidiary bank             $      8,852     $      3,432
  Securities available for sale              9,419           13,517
  Commercial real estate loans               6,963            4,675
  Land                                       3,223            3,100
  Investment in subsidiary                 126,240          119,561
  Deferred taxes and other assets            3,625            3,870
                                      ------------     ------------
    Total assets                      $    158,322     $    148,155
                                      ============     ============

LIABILITIES                                     --               --
                                      ------------     ------------
STOCKHOLDERS' EQUITY                  $    158,322     $    148,155
                                      ============     ============

The condensed statement of operations is as follows (000s omitted):

                                                                             Nine Months
                                                         Year Ended             Ended              Year Ended
                                                         December 31,        December 31,           March 31,
                                                            2003                 2002                 2002
                                                       ---------------      ---------------      ---------------
Income:
  Dividends from subsidiary                            $         5,450      $         8,270      $            --
  Operating income                                                 798                  358                1,186
                                                       ---------------      ---------------      ---------------
    Total income                                                 6,248                8,628                1,186
  Operating expenses                                              (861)                (446)                (645)
                                                       ---------------      ---------------      ---------------
  Income - Before income taxes and equity in
  undistributed net income of subsidiary                         5,387                8,182                  541
Income tax (expense) benefit                                       139                   30                 (187)
                                                       ---------------      ---------------      ---------------
Income - Before equity in undistributed net income
  of subsidiary                                                  5,526                8,212                  354
Equity in undistributed net income of subsidiary                 6,795                  972               10,194
                                                       ---------------      ---------------      ---------------
Net income                                             $        12,321      $         9,184      $        10,548
                                                       ===============      ===============      ===============

The condensed statement of cash flows is as follows (000s omitted):

                                                                                  Nine
                                                                                 Months
                                                           Year Ended             Ended
                                                           December 31,         December 31,
                                                              2003                 2002
                                                         ---------------      ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                             $        12,321      $         9,184
  Adjustments to reconcile net income to net cash
    from operating activities:
      (Gain) loss on sale of investment                               80                 (108)
      Amortization                                                     3                    2
      Equity in undistributed earnings of subsidiary              (6,795)                (972)
      Change in Deferred Compensation obligation                     464                  436
            Net change in other assets                             1,289                4,268
                                                         ---------------      ---------------
        Net cash provided by operating activities                  7,362               12,810
                                                         ---------------      ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale or maturity of investments                    4,631                6,964
  Investment in mortgage company subsidiary                           --               (4,272)
  Net increase in loans                                           (2,288)              (4,675)
  Purchase of land                                                  (123)              (3,100)
                                                         ---------------      ---------------
        Net cash provided by (used in)
         investing activities                                      2,220               (5,083)
                                                         ---------------      ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Purchase of treasury stock                                      (1,445)             (11,726)
  Payment of dividends                                            (2,681)              (1,924)
                                                         ---------------      ---------------
        Net cash used in financing activities                     (4,162)             (13,650)
                                                         ---------------      ---------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          5,420               (5,923)
CASH AND CASH EQUIVALENTS - Beginning of period                    3,432                9,355
                                                         ---------------      ---------------
CASH AND CASH EQUIVALENTS - End of period                $         8,852      $         3,432
                                                         ===============      ===============

NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2003 and 2002 (000s omitted):

                                                  For the Three-month Periods Ended
                             ---------------------------------------------------------------------------
                                 March 31,          June 30,          September 30,        December 31,
                                  2003                2003                2003                2003
                             ---------------     ---------------     ---------------     ---------------
Interest income              $        15,497     $        14,918     $        15,032     $        14,968
Interest expense                       6,201               5,795               5,762               5,549
                             ---------------     ---------------     ---------------     ---------------
Net interest income                    9,296               9,123               9,270               9,419
Provision for loan losses                360                 360                 360                 360
Other income                           2,953               2,937               2,875               1,542
Other expenses                         6,797               6,907               7,081               6,614
                             ---------------     ---------------     ---------------     ---------------
Income before income taxes             5,092               4,793               4,704               3,987
Federal income taxes                   1,891               1,517               1,718               1,129
                             ---------------     ---------------     ---------------     ---------------
Net income                   $         3,201     $         3,276     $         2,986     $         2,858
                             ===============     ===============     ===============     ===============
Basic earnings per share     $          0.40     $          0.42     $          0.38     $          0.38
                             ===============     ===============     ===============     ===============
Diluted earnings per share   $          0.40     $          0.42     $          0.38     $          0.37
                             ===============     ===============     ===============     ===============

                                                  For the Three-month Periods Ended
                             ---------------------------------------------------------------------------
                                  March 31,         June 30,          September 30,        December 31,
                                   2002               2002                2002                2002
                             ---------------     ---------------     ---------------     ---------------
Interest income              $        15,694     $        15,484     $        16,281     $        15,189
Interest expense                       6,740               6,714               6,707               6,708
                             ---------------     ---------------     ---------------     ---------------
Net interest income                    8,729               8,770               9,574               8,481
Provision for loan losses                249                 274                 289                 329
Other income                           1,235               1,544               1,305               2,914
Other expenses                         5,903               5,680               5,955               6,035
                             ---------------     ---------------     ---------------     ---------------
Income before income taxes             4,037               4,360               4,635               5,031
Federal income taxes                   1,362               1,544               1,610               1,688
                             ---------------     ---------------     ---------------     ---------------
Net income                   $         2,675     $         2,816     $         3,025     $         3,343
                             ===============     ===============     ===============     ===============
Basic and diluted
 earnings per share          $          0.32     $          0.34     $          0.38     $          0.42
                             ===============     ===============     ===============     ===============

NOTE 19 - TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information for the nine months ended December 31, 2002 and 2001, respectively (000s omitted):

                                                                               Unaudited
                                                          Nine months         Nine months
                                                             Ended               Ended
                                                          December 31,        December 31,
                                                             2002                2001
                                                        ---------------     ---------------
Total interest income                                   $        46,954     $        49,998
                                                        ===============     ===============
Net interest income after provision for loan losses     $        25,933     $        25,300
Net noninterest expense                                          11,907              13,371
                                                        ===============     ===============
Federal income tax expense                                        4,842               4,056
Net income                                              $         9,184     $         7,873
                                                        ===============     ===============
Basic earnings per common share                         $          1.14     $          0.91
                                                        ===============     ===============
Diluted earnings per common share                       $          1.14     $          0.91
                                                        ===============     ===============

                                                                                            Unaudited
                                                                       Nine months         Nine months
                                                                         Ended                Ended
                                                                       December 31,        December 31,
                                                                          2002                 2001
                                                                     ---------------      ---------------
Cash flow s from operating activities:
  Net income                                                         $         9,184      $         7,873
  Adjustments provided by operating activities                                 1,802                2,087
                                                                     ---------------      ---------------
Net cash flows provided by operating activities                               10,986                9,960
Net cash flows used in investing activities                                  (74,310)             (88,473)
Net cash flows provided by financing activities                               45,754               57,320
                                                                     ---------------      ---------------
Net decrease in cash and cash equivalents                                    (17,570)             (21,193)
Cash and cash equivalents - Beginning of period                               57,926               53,618
                                                                     ---------------      ---------------
Cash and cash equivalents - End of period                            $        40,356      $        32,425
                                                                     ===============      ===============
Supplemental disclosure of cash flow information - Cash paid for
  Interest                                                           $        20,355      $        24,909
  Federal income taxes                                                         4,450                3,620

NOTE 20 - SUBSEQUENT EVENTS

On January 9, 2004, Citizens First Bancorp, Inc. acquired all of the capital stock of Metro Bancorp, Inc. (Metro)and its wholly-owned subsidiary, Metrobank, a Michigan savings bank located in Farmington Hills, Michigan. Under the terms of the agreement, former shareholders of Metro received $711.73 for each outstanding share of Metro common stock on the effective date of the acquisition. Total consideration paid in the acquisition consisted of $30,000,000, and total assets acquired approximated $147,000,000. The Company is currently in process of determining the allocation of the total cost of the acquisition to the assets acquired and the liabilities assumed.

To support future growth, the Company obtained a line-of-credit from an unrelated bank in the amount of $50,000,000 on January 9, 2004, of which $10,000,000 was drawn upon. The effective rate on the line-of-credit is based on the three month LIBOR rate plus 1.40 percent. The line is collateralized by the common stock of the Bank, expires on January 9, 2005, and is due on demand.